
05007536

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME ~~Interconexion Electrica~~ Electric Interconnection

*CURRENT ADDRESS

PROCESSED

MAY 02 2005

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34786 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 5/2/05

82-34786

SIDLEY AUSTIN BROWN & WOOD LLP

BEIJING
BRUSSELS
CHICAGO
DALLAS
GENEVA
HONG KONG
LONDON

787 SEVENTH AVENUE
NEW YORK, NEW YORK 10019
TELEPHONE 212 839 5300
FACSIMILE 212 839 5599
www.sidley.com

FOUNDED 1866

LOS ANGELES
NEW YORK
SAN FRANCISCO
SHANGHAI
SINGAPORE
TOKYO
WASHINGTON, D.C.

WRITER'S DIRECT NUMBER
(212) 839-5838

WRITER'S E-MAIL ADDRESS
jemiller@sidley.com

April 21, 2005

BY HAND

Office of International Corporate Finance
Stop 3-2
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

12-31-04
AR/S

Electric Interconnection

Re: ~~Interconexión Eléctrica~~ S.A. E.S.P.
Filing Requirements Pursuant to Rule 12g3-2(b)
of the Securities Exchange Act of 1934, as amended
File No. 8~~2-34774~~

Ladies and Gentlemen:

Pursuant to filing requirements to maintain exemption from registration under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Act"), I hereby submit on behalf of Interconexión Eléctrica S.A. E.S.P. (the "Issuer"), an English-language translation of each of the following original Spanish-language documents pertaining to the Issuer:

Information for the Months of January, February and March of Year 2005- "Informacion Eventual" (Other Relevant Information) submitted to the Colombian Securities Commission.

1. Summary of Other Relevant Information submitted to the Colombian Securities Commission.

2. Letter from the Chairman of the Board of Directors of the Issuer to the Colombian Securities Commission dated February 1, 2005 reporting that the Issuer will convene its Stockholders' Meeting for March 29, 2005 in Medellín, and describing the measures to

be implemented in order to comply with the provisions of Resolution 116 of 2002 of the Colombian Securities Commission.

3. Press Release dated February 18, 2005 reporting that the Board of Directors of Empresa Propietaria de la Red ("EPR") accepted the Issuer as a partner of EPR, whereby the Issuer will have a 12.5% stock participation of EPR and will take part in an electric infrastructure project for the construction of a 1,830km, 230kV transmission line which will link six countries in Central America.

4. Document including proposals from the Board of Directors of the Issuer to its Stockholders regarding the appropriation and distribution of year 2004 earnings, including the creation of a reserve as required by fiscal authorities, the change of destination of reserves for the distribution of dividends and the payment of dividends.

5. Document dated February 27th, 2005 from the general manager of the Issuer inviting all the stockholders to the Regular Shareholders' Meeting to be held on Tuesday March 29, 2005 at 10:00 a.m. and providing an agenda for such meeting.

6. Document from the Issuer to the Colombian Securities Commission regarding the posting of bonds to (i) guarantee the commitment to the proposal according to the terms prepared by the Chilean Energy Commission's invitation to bid in connection with awarding rights to exploit and construct new works for the Charrúa – Nueva Temuco transmission line and (ii) guarantee the performance of the obligation to establish a corporation exclusively engaged in transmission or transportation in connection with such proposal.

Information for the Year ended on December 31, 2004.

7. Audited Financial Statements of the Issuer for the years ended December 31, 2003 and 2004.

8. Audited Consolidated Financial Statements of the Issuer for the years ended December 31, 2003 and 2004.

This letter and the enclosed documents are being furnished in accordance with the requirements of Rule 12g3-2(b) of the Act, with the understanding that such information will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act. The submission of this letter is not to be deemed an admission by the Issuer that it is subject to the Act.

Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to the messenger who is delivering the package.

Please do not hesitate to contact me by telephone at (212) 839-5838 or by email at jemiller@sidley.com with any further questions or comments you may have.

Sincerely yours,



Janet E. Miller

Enclosures

cc: Mr. Juan David Bastidas, ISA

cc (w/o Enclosures): Mr. Javier Genaro Gutiérrez Pemberthy, ISA
Andrew C. Quale, Jr.
Gilberto E. Sanclemente
Oscar Tutasaura

Entidad : INTERCONEXION ELECTRICA S.A. E.S.P.

Date	Time	Subject	Summary	Attachment
10/03/2005	15:27:47	Posting of bonds and guarantees in favor of third parties	To take part in the Chilean Charrua – Nueva Temuco transmission line invitation to bid, ISA posted bonds to guarantee commitment to the proposal and performance of the obligation to establish a corporation exclusively engaged in transmission.	See attachment
03/03/2005	16:15:23	Issuer's legal issues	No process of nullity and redress claims against the State (Ministry of Mines), CREG and ISA was served during February of 2005, regarding application of CREG Resolutions 077 and 111 of 2000 (Capacity Charge) and CREG Resolutions 034, 038 and 094 of 2001.	N/A
01/03/2005	14:13:22	Regular Shareholders' Meetings	ISA's Regular Shareholders' Meeting will be held at 10:00 a.m. on Tuesday March 29, 2005 at the Intercontinental Hotel in Medellin.	See attachment
28/02/2005	16:43:03	Earnings and	A $101,796 MM	See

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

		Losses Project to be presented to the Shareholders' Meeting	dividend distribution for 960,341,683 outstanding common shares will be proposed to the Shareholders' Meeting on March 29, 2005. Such $106 per share dividend represents an increase of 10.42% from the value of 2004.	attachment
23/02/2005	11:08:27	Pre-agreed operations	This Commission has been informed of a pre-agreement scheduled for 24/02/2005, by which agreement a beneficial owner has agreed to purchase 136,608 ISA shares at market price.	N/A
22/02/2005	16:55:01	Pre-agreed operations	This Commission has been informed of a pre-agreement scheduled for 18/04/2005, by which agreement a beneficial owner has agreed to purchase 113,842 ISA shares at market price.	N/A
18/02/2005	10:40:21	Investment in other corporations	ISA was accepted as partner of Empresa Propietaria de la Red EPR de Centroamérica, and	See attachment

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

			will be allowed to take part in the construction of 1,830km of 230kV transmission lines to be commissioned in 2008.	
11/02/2005	10:45:55	Issuer's legal issues	No process of nullity and redress claims against the State (Ministry of Mines), CREG and ISA was served during January of 2005, regarding application of CREG Resolutions 077 and 111 of 2000 (Capacity Charge) and CREG Resolutions 034, 038 and 094 of 2001.	N/A
10/02/2005	17:05:49	Pre-agreed operations	This Commission has been informed of a pre-agreement scheduled for 17-02-2005, by which agreement a beneficial owner has agreed to purchase 4,857 ISA shares at market price.	N/A
09/02/2005	11:52:20	Shareholder Representation (Res.116 of Feb.27/2002)	Communication 20052-1479	See attachment
07/02/2005	10:59:02	Pre-agreed operations	This Commission has been informed of a pre-agreement scheduled for 9-2-	N/A

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

			2005, by which agreement a beneficial owner has agreed to purchase 4,857 ISA shares at market price.	
20/01/2005	07:46:44	Project of Earnings and Losses approved by the Stockholders' Meeting	In line with the COL$92,193 million earnings and reserves distribution approved by the Stockholders' Meeting, today starts the year's fourth and last dividend payment in the amount of COL$24 per each outstanding common share.	N/A
17/01/2005	16:05:06	Securities Rating	Communication 20051-603	See attachment
06/01/2005	14:17:09	Issuer's legal issues	No process of nullity and redress claims against the State (Ministry of Mines), CREG and ISA was served during December of 2004, regarding application of CREG Resolutions 077 and 111 of 2000 (Capacity Charge) and CREG Resolutions 034, 038 and 094 of 2001.	N/A

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in four pages of the Summary of Other Relevant Information as of March 14, 2005.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, March 14, 2005.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ISA Interconexión Eléctrica S.A. E.S.P.

020-42

REFER TO 002124-1 ISA
MEDELLIN, FEB-01-2005 09:57 AM
SOURCE: 0020 VIA: 4.2

Sticker:		
Securities and Exchange Commission		barcode: 155217
Registration No.:	20052-1479	
Date	: 02/02/2005	11:13
Procedure	: 20	END OF THE YEAR REPORTS
Activity	: 1	REQUEST/ SUBMITTAL
Section	: 220	Attachments: 0 SA

Mr.
CESAR PRADO VILLEGAS
Delegate Superintendent for Issuers
Avenida El Dorado 68B-85, piso 2
Fax (1) 4270781
SECURITIES AND EXCHANGE COMMISSION
Bogotá

Reference: Interconexión Eléctrica S. A. E. S. P. Stockholders' Meeting – Resolution 116 of 2002

Dear Mr. Prado,

Interconexión Eléctrica S. A. E. S. P. (ISA) will convene its Stockholders' Meeting for March 29, 2005 in the city of Medellin. To comply with the provisions of Resolution 116 of 2002 of the Securities and Exchange Commission we hereby report to you the mechanisms and measures to be implemented:

1. Publishing in El Tiempo and El Colombiano newspapers, at least fifteen days in advance, the convening to the Stockholders' Meeting. Publishing a second notice reminding shareholders of the meeting. Both notices shall include all the information required by Resolution 116 of 2002 of the Securities and Exchange Commission regarding proxies and representation.

2. Make known of every Company employee and contractor, the prohibition to represent shareholders at the Meeting. Copy of Resolution 116 of 2002 of the Securities and Exchange Commission shall be attached hereto for further information.

3. Appointment by the Secretary General of a commission of lawyers to verify the certificates of incorporation and incumbency and the proxies granted by natural and legal persons. The commission, under the guidance of the Secretary General, will be thoroughly knowledgeable of the following regulations: Article 184 of the Code of Commerce, ISA's Articles of Incorporation, and Resolution 116 of 2002 of the Securities and Exchange Commission.

4. Employees of the Chamber of Commerce of Medellín will be available at the meeting's venue to issue certificates of incorporation and incumbency. Likewise, FIDUCOLOMBIA's employees will be available to handle shareholder registration. Although the meeting has been convened for 10:00 A.M., in order to expedite registration and verification of proxies, shareholders may register starting at 7:00 A.M.

5. The software to be used by FIDUCOLOMBIA shall include the complete shareholder database, as well as the list of the Company's employees and contractors, so that proxies granted to ISA's employees and contractors are rejected automatically.

6. In order to expedite procedures and facilitate participation, a fax machine will be available at the premises to receive proxies.

7. The office "Shareholder Management and Relations" located at ISA's main offices will assist shareholders in granting proxies and will solve any inquiries they may have. This office has the support of the Secretary General.

The toll-free number 018000115000 will answer any question stockholders may have.

The office of the General Manager will verify compliance with the above mechanisms and measures.

Sincerely,

(signed)
LUIS FERNANDO ALARCON MANTILLA
President
ISA Board of Directors.


ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Copies to: Mr. Alberto Mauricio Bernal L. – ISA Secretary General

We invest more in life – ISA, Energy and Telecommunications

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in three pages of a letter to the Delegate Superintendent for Issuers.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, March 8 of 2005.



ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989


ISA Interconexión Eléctrica S.A. E.S.P.

February 18th, 2005

Last night, ISA took another important step of its internationalization strategy when it was accepted as a partner of Central America's Empresa Propietaria de la Red (EPR).

- **The corporation was accepted as a partner of Empresa Propietaria de la Red.**
- **By contributing the sum of US$7.4 million, it will take part in an electric project to link six countries (SIEPAC Line), and will guarantee a US$40.0-million debt.**

This new partnership shall permit ISA participation in an ambitious electric infrastructure project for construction of a 1,830km, 230kV transmission line to be commissioned before March 2008.

ISA's participation was approved by special meeting of EPR's Board of Directors convening in Antigua, Guatemala, yesterday, where a shareholder agreement was


ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157

reached allowing ISA to become the eighth partner, with an equal (12.5 percent) stock participation and with the same rights and obligations of all other partners.

As a new partner, ISA shall make a US$7.4 million cash contribution, and guarantee a US$40.0 million debt, to be destined by EPR to the strengthening of Central America's power transmission infrastructure, and eventually be used to support development of interconnection to the Andean Community of Nations (CAN).

Three fundamental elements converge in ISA's accepted participation: Firstly, Colombia's power strategy, aimed by President Alvaro Uribe's policies at positioning our country as a power exporter.

Secondly, the possibility to access the Puebla – Panama Plan, a proposal by Central America's eight nations to strengthen regional integration and boost social and economic development of Mexico's South-Southeastern states and the Central American Isthmus.

Lastly, ISA Economic Group's Growth Strategy that seeks new opportunities in the international arena, giving in exchange its expertise and capabilities.

This new international operation shall permit ISA a contribution to the improvement of the life quality of the Central American peoples, generation of new business opportunities through regional development of power and telecommunications infrastructure, and access to an instrumental role in the integrated operation of the CAN-SICA market.

SIEPAC and EPR

The SIEPAC (Central American Nations' Power Interconnection System) Project encompasses creation and commissioning of a Central American wholesale electricity market (MER), and development of the first regional transmission system (SIEPAC Line), where any qualified agent shall be able to sell or buy power, regardless of its geographic position. Creation of this market will not be in detriment of ongoing restructuring domestic efforts by each nation.

Empresa Propietaria de la Red (EPR), created in Panama City in 1998, is the physical executor of the SIEPAC Line; it is ruled by private law, and has the endorsement of the "Parent Treaty of Central America's Power Market", as well as a protocol, through which each government grants the corresponding permission, authorization or concession, as fits construction and exploitation of the first regional electric interconnection system.

The EPR projects investment in Central America to design, engineer and build about 1,830km of 230kV transmission lines, and install reactive compensation equipment, that in joined efforts with the transmission systems of Honduras, Guatemala, El Salvador, Nicaragua, Costa Rica, and Panama, shall permit transportation of up to 300MW.

The Inter-American Development Bank (IDB) has granted loans amounting to US$240 million to finance investment by EPR on the project in the next few years. Additionally, the Central American Bank for Economic Integration (CABEI) will grant EPR a US$40-million loan guaranteed by Spain's ENDESA Internacional.

ISA becomes a partner of Guatemala's Instituto Nacional de Electrificación (INDE), El Salvador's Comisión Ejecutiva Hidroeléctrica del Río Lempa (CEL), Honduras' Empresa Nacional de Energía Eléctrica (ENEE), Nicaragua's Empresa Nicaragüense de Electricidad (ENEL), Costa Rica's Instituto Costarricense de Electricidad (ICE), Panama's Empresa de Transmisión Eléctrica Sociedad Anónima (ETESA) and Spain's ENDESA Internacional.

ISA in Central America

This is not ISA's first participation in Central America's power market, since in the past it has delivered ancillary services like consulting, technical services and feasibility studies for new projects.

Its strong presence started around four years ago, when ISA and Kema Consulting Inc. offered consulting services related to the SIEPAC, an entity adjoined to the region's Electrification Council. Upon selection process by the SIEPAC, financed by the Inter American Development Bank (IDB), ISA and Kema were awarded two studies for the Regional Power Market (MER), the Electric Interconnection Regulatory Commission (CRIE), and the Regional Operating Entity (EOR).

This contract with SIEPAC has proved fundamental for ISA, since it has given it an insightful proximity to the market, with first-hand knowledge of needs and possibilities for new business in the region, which the company will capitalize.

ISA is the parent corporation of the ISA Economic Group, one of Latin America's leading actors in the power and telecommunications sector. With a presence in the Andean Community, it operates 48 percent of transmission networks at 220kV or higher. In Colombia, the Group has 80 percent of the transmission network, at 220kV or higher, 79 percent in Peru, and 53 percent in Bolivia.

WE INVEST MORE IN LIFE

ISA, ENERGY AND TELECOMMUNICATIONS


ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in five pages of a Press Release by ISA..

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, March 8 of 2005.



ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989



Proposition of the Board of Directors to the Stockholders' Meeting regarding appropriation and distribution of year 2004 earnings to establish reserve required by fiscal authorities and pay dividends, and change of destination of reserves for dividend distribution.

The Board of Directors of ISA in meeting No. 620 of February 25, 2005, approved the proposition to be submitted to the consideration of the Stockholders' Meeting on March 29, 2005. The proposition consists of declaring dividends in the amount of $101,796 million to pay **a dividend of $106 per share** to 960,341,683 outstanding common shares, which equals an **increase of 10.42%** with respect to last year's dividend.

PROPOSITION No.1

Considering that earnings distributions must be made according to principles established in the Statement of the Nation as ISA's Controlling Shareholder, the Corporation's Articles of Incorporation and the Code of Commerce,

IT IS PROPOSED:

1. To appropriate and distribute earnings of 2004 fiscal year to establish reserve required by fiscal regulations and to declare dividends.

   From $140,015 million total net income of the year 2004, to establish reserve required by fiscal authorities in the amount of $86,673 million, as provided in Article 130 of Tax Law, and to distribute as dividend 100% of distributable income totaling $53,342 million

	Millions of pesos
Net income	140,015
Reserve required by fiscal authorities (Tax Law Article 130)	86,673


ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Income to be distributed as dividend	53,342

2. To change destination of reserves to be distributed as dividend.

2.1 To change destination of $48,453 million, recorded in the Financial Statements as of December 31, 2004 in the "Reserve for Protection of Equity" account, to establish an occasional reserve called "Reserve for Payment of Dividends".

Once the above reserve has been established, it is proposed to distribute as dividend $48,453 million of the "Reserve for Payment of Dividends".

2.2 To change destination of $874,775 ($0.87 million), recorded on the Financial Statements as of December 31, 2004 in the "Dividend Payable" account, to establish an occasional reserve called "Reserve for Payment of Dividends". This amount corresponds to unpaid dividends on shares of the program "ISA Shares for All" that were withdrawn because of payment default.

Once the above reserve has been established, it is proposed to distribute as dividend $874,775 million of the "Reserve for Payment of Dividends".

	Millions of pesos
Reserve for Protection of Equity	48,453.00
Reserve for Payment of Dividends	0.87
Total Reserves to be Distributed	48,453.87

3. Distribute income and reserves in the amount of $101,796 million to pay dividend of $106 per share over 960,341,683 outstanding common shares. Payment will be made in four quarterly installments of $26.5 per share on April 19, July 19 and October 19, 2005, and January 19, 2006.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in three pages of a the notice of a proposition to be presented at ISA's Stockholders' Meeting.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, March 8 of 2005.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ISA Interconexión Eléctrica S.A. E.S.P.

REGULAR STOCKHOLDERS' MEETING

TUESDAY, MARCH 29, 2005

The general manager of ISA invites all shareholders to the **REGULAR SHAREHOLDERS' MEETING** to be held at the Intercontinental Hotel, Salon Antioquia, variante Las Palmas, calle 16 No. 28-51, Medellín, on Tuesday, March 29, 2004 at 10:00 a.m.

The following agenda will be considered at the REGULAR SHAREHOLDERS' MEETING:

Verification of quorum.

Approval of the agenda.

- Election of the Chairman of the Meeting.
- Report from the Secretary of the Meeting regarding approval of minutes of Meeting 092 held on March 29, 2004.
- Election of the Commission for approval of minutes and vote count.
- Address of the Minister of Mines and Energy, Mr. Luis Ernesto Mejia Castro.
- Address of the President of the Board of Directors and report of the Board.
- 2004 Management Report, Board of Directors and General Manager.


ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

- Report of the Board of Directors and the General Manager on compliance with, and development of, the Good Governance Code.
- Submission and consideration of ISA's Financial Statements and Consolidated Financial Statements, as of December 31, 2004.
- Submission of the Report of the Independent Auditor.
- Approval of ISA's Financial Statements and Consolidated Financial Statements, as of December 31, 2004
- Propositions for approval by the Stockholders' Meeting:

  Proposition 1: Appropriation and distribution of 2004 earnings to establish reserve required by fiscal authorities and pay dividends. Change in destination of reserves for dividend distribution.

  Proposition 2: Election of Independent Auditor and determination of fees.

  Proposition 3: Election of the Board of Directors.

  Proposition 4: Amendment to the Articles of Incorporation.
- Miscellaneous

Starting March 3, 2005, all documentation required by Law will be available to shareholders, for the exercise of their right of inspection, at ISA's main offices, in Medellin, Antioquia, calle 12 sur No. 18-168, bloque 1, piso 1, sala 2, from 8:00 a.m. to 12:00 m. and from 2:00 p.m. to 5:00 p.m.


ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Shareholders unable to attend the meeting are requested to execute their proxies addressed to the General Manager of ISA including: name of proxy holder, date of the Meeting and powers granted. The date of the special proxy must be subsequent to that of this notice and proxies cannot be granted to persons who are related to the company's management nor to the Company's employees.

Stockholders' registration will take place on the day of the Meeting, starting at 7:00 a.m.

Shareholders are kindly requested to be on time for the Meeting.

JAVIER G. GUTIERREZ P.

General Manager

Medellín, February 27, 2005

Stockholders' Toll-free Number 01 8000 11 5000

Medellín Local Number 3602472


ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in three pages of a the notice of convening to ISA's Stockholders' Meeting.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, March 8 of 2005.



ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ISA Interconexión Eléctrica S.A. E.S.P.

SUPPLEMENT TO OTHER RELEVANT INFORMATION

Subject: Posting of bonds and guarantees in favor of third parties

AFFILIATE OR PROJECT	AMOUNT	GUARANTEE SUBJECT	TERM
Charrua-Nueva Temuco Invitation to Bid	US$ 1,500,000	Guaranteeing commitment to the proposal for the Chilean Charrua-Nueva Temuco invitation to Bid.	14/09/05
Charrua-Nueva Temuco Invitation to Bid	US$ 1,500,000	Guaranteeing performance of the obligation to establish a corporation exclusively engaged in transmission or transport.	14/09/05


ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

AUTHORIZATION FROM THE BOARD OF DIRECTORS

In meeting No. 617 of November 26, 2004, ISA's Board of Directors authorized management to prepare and submit an offer for the international invitation to bid according to the terms prepared by Chilean Energy Commission, to award rights to exploit and construct new works for the Charrúa - Nueva Temuco 2x200kV transmission line.

EFFECT OF BONDS GRANTED ON THE CORPORATION'S FINANCIAL STATEMENTS

The granting of bonds has no effect on the structure of the Company's Financial Statements, since as provided in applicable accounting rules, for due control and monitoring, they are recorded as Memorandum Creditor Accounts and disclosed in the Notes to the Financial Statements in the Company's Annual Report presented for consideration of Shareholders.

We invest more in life – ISA, Energy and Telecommunications


ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in two pages of a supplement to other additional information.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, March 11 of 2005.



ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Interconexión Eléctrica S.A. E.S.P.
Financial Statements
December 31, 2003 and 2004
(With Statutory Auditor´s Report)



KPMG Ltda.
Carrera 43 A No. 16 A Sur - 38
Medellín - Colombia

Teléfono 57 (4) 3140404
Fax 57 (4) 3132554
www.kpmg.com.co

FREE ENGLISH LANGUAGE TRANSLATION
STATUTORY AUDITOR'S REPORT

To the Shareholders
Interconexion Electrica S.A. E.S.P.:

I have audited the accompanying balance sheets of Interconexion Electrica S.A. E.S.P. as of December 31, 2004 and 2003, and the related statements of income, shareholders' equity, changes in financial position and cash flows for the years then ended. These financial statements are the responsibility of the Company's management; one of my duties is to express an opinion on these financial statements based on my audit.

I obtained the information required to comply with my duties and carried out my examination in accordance with Colombian generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above, faithfully taken from the accounting records and attached to this report, fairly present the financial position of Interconexion Electrica S.A. E.S.P., as of December 31, 2004 and 2003, and the results of its operations, changes in its financial position and cash flows for the years then ended, in conformity with accounting principles established by the Colombian General Accounting Office. As discussed in note (16.2) to the financial statements, in year 2004, the company recognized a deferred tax Asset which reflects the temporary differences generated by the inflation adjustments to the non-monetary assets which are subject to depreciation. This affects the comparison of current financial statements with those of the prior year.

Based on the results of my tests, in my concept:

a) The Company's bookkeeping has been performed in conformity with the legal rules and accounting technique.

b) The operations recorded in the books and the actions of management are in accordance with the bylaws and the decisions of the shareholders' meetings.

c) Correspondence, journal entries, minute books and stockholders' register are properly kept and maintained.

d) The Company has adopted adequate measures of internal control, to preserve and safeguard its assets and those of third parties under its control.

e) Figures included in the performance report prepared by management are in accordance with the financial statements, and

f) The information contained in the Social Security contribution returns, in particular the returns of its affiliations reganding the income from which contributions are calculated has been taken from the accounting records and supporting material. The Company is not in arrearage of any contributions to the Social Security System.

KPMG

In my opinion dated on February 25, 2004 regarding the financial statements as of December 31, 2003 and 2002, I indicated that the company was considering the possibility of taking advantage of a regulatory benefit which ends the administrative process by mutual agreement, as established by article 39 of the Law 863, of 2003, regarding the Administrative hearing held by DIAN (Colombian Tax Authority) for the income tax ruturn for the year 2002. In 2004 the company used the benefit of the mutual agreement provision, which is available in the administrative process, to settle this action. The resulting agreement allowed ISA to recognize expenses of the previous years, in the amount of Ps12,536 million. This amount is equivalent to 40% of the highest amount of the difference in taxes contested for year 2002.



Elvia María Bolívar Puerta
Statutory Auditor
Registration 15488-T
Member of KPMG Ltda.

Medellín, Colombia
February 25, 2005

The accompanying financial statements are not intended to present the financial position, the results of operations, the changes in financial position and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Colombia. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in Colombia.

INTERCONEXION ELECTRICA S.A. E.S.P.
BALANCE SHEETS
DECEMBER 31,2003 AND 2004

(Expressed in millions of Colombian Pesos)

		2003	2004
ASSET			
CURRENT ASSETS			
Cash (note 5)	Ps	140.988	151.868
Short-term investments (note 5)		15.226	44.478
Accounts receivable, net (note 7)		199.651	170.767
Inventories (note 8)		634	737
Prepaid expenses deferred charges and other assets (note 10)		19.193	9.542
Total current assets		**375.692**	**377.392**
NON - CURRENT ASSETS			
Permanent investments (note 6)		627.189	574.868
Accounts receivable (note 7)		67.001	83.460
Inventories (note 8)		57.829	60.233
Property, plant and equipment, net (note 9)		2.135.447	2.065.646
Deferred charges and other assets (note 10)		120.828	146.688
Reappraisal of assets (note 11)		930.994	1.144.975
Total non - current assets		**3.939.288**	**4.075.870**
TOTAL ASSETS	Ps	4.314.980	4.453.262
Memorandum accounts (note 19)			
Debtor	Ps	1.028.382	1.148.907
Creditor	Ps	1.205.121	1.199.358

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P.
BALANCE SHEETS
DECEMBER 31,2003 AND 2004
(Expressed in millions of Colombian Pesos)

		2003	2004
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES			
Notes payable to banks and current installments of long-term debt (note 13)	Ps	328.388	143.871
Accounts payable (note 14)		162.017	163.707
Labor liabilities (note 15)		5.983	6.297
Accrued expenses (note 16)		62.995	67.694
Other liabilities (note 17)		184.575	129.154
Total current liabilities		**743.958**	**510.723**
LONG-TERM LIABILITIES			
Outstanding debentures (note 12)		361.716	724.602
Long-term debt, excluding current installments (note 13)		625.966	304.648
Related parties (note 14)		-	22.008
Labor liabilities (note 15)		843	952
Accrued expenses (note 16)		92.922	92.884
Other liabilities (note 17)		92.468	141.546
Total long-term liabilities		**1.173.915**	**1.286.640**
TOTAL LIABILITIES		**1.917.873**	**1.797.363**
SHAREHOLDERS' EQUITY (NOTE 18)			
Common stock		32.084	32.084
Capital surplus		350.125	350.540
Reserves		238.345	228.088
Net income		81.453	140.015
Equity revaluation		652.539	652.539
Surplus from application of equity method		111.484	107.658
Reappraisal of assets (note 11)		931.077	1.144.975
Total Shareholders' Equity		**2.397.107**	**2.655.899**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	Ps	**4.314.980**	**4.453.262**
Memorandum accounts (note 19)			
Creditor	Ps	1.205.121	1.199.358
Debtor	Ps	1.028.382	1.148.907

See accompanying notes to the financial statements.

INTERCONEXION ELECTRICA S.A. E.S.P.
STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2003 AND 2004

(Expressed in millions of Colombian Pesos, except for net income per share, which is expressed in pesos)

		2003	2004
OPERATING INCOME (NOTE 20)			
Electricity transmission services	Ps	544.144	582.545
Connection charges		48.124	52.618
Dispatch and coordination		20.593	22.465
Electricity market administration		17.802	23.650
Benefits and rental income		10.225	4.179
Other services		16.260	26.748
		657.148	**712.205**
COSTS AND OPERATING EXPENSES			
Operating costs (note 21)		258.475	279.849
Administrative expenses (note 22)		72.226	61.557
		330.701	**341.406**
Operating income		**326.447**	**370.800**
NON-OPERATING INCOME (EXPENSE) (NOTE 23)			
Income		74.639	128.590
Expense		(255.156)	(282.858)
		(180.517)	**(154.268)**
Income before income taxes		**145.930**	**216.532**
Provision for income taxes (note 16)		**64.477**	**76.517**
Net income	Ps	**81.453**	**140.015**
Net income per share	Ps	**85**	**146**

See accompanying notes to the financial statements.

INTERCONEXION ELECTRICA S.A. E.S.P.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2003 AND 2004
(Expressed in millions of Colombian Pesos, except share data)

			Capital Surplus			Reserves												
		Common stock	Addicional Paid-in capital	Received for projects	Total	Legal	Tax law provision	Repurchase of Shares	For protection of equity	Equity inflation adjustment	Rehabilitation and Replacement of STN assets	For payment of dividends	Total	Net income	Equity revaluation	Surplus from application of equity method	Reappraisal of assets	Total
Balances on December 31, 2002	Ps	32.084	312.887	17.381	330.268	14.143	28.000	54.820	164.473	3.884	37.435	-	302.755	23.919	652.539	104.879	861.854	2.308.298
Appropiations approved at shareholder's meeting						1.899						1.216	3.115	(1.899)				1.216
Payment of dividends to the Nation at Ps 90 per share on 569,472,561 common shares in three installments on May and September, 2003; and March 2004; and payment of common dividends at Ps 90 per share on 390,869,122 common shares in three installments on May, September and December, 2003							(28.000)		(31.311)	(3.884)		(1.216)	(64.411)	(22.020)				(86.431)
Acquisition of Corelca Shares								(3.114)					(3.114)					(3.114)
Additional paid in capital			19.857		19.857													19.857
Increase in surplus from application of equity method																6.605		6.605
Increase in revaluations of assets																	69.223	69.223
Net income for the year 2003														81.453				81.453
Balance on December 31, 2003		32.084	332.744	17.381	350.125	16.042	-	51.706	133.162	-	37.435	-	238.345	81.453	652.539	111.484	931.077	2.397.107
Appropiations approved at shareholder's meeting							53.227	(5.106)	(58.378)			63.967	53.710	(53.227)				483
Payment of divideds to the Nation at Ps 96 per share on 960,341,683 common shares in four installments on April, July and October, 2004 and January 2005.												(63.967)	(63.967)	(28.226)				(92.193)
Additional paid-in capital			415		415													415
Increase in surplus from application of equity method																(3.826)		(3.826)
Increase in revaluations of assets																	213.898	213.898
Net income for the year 2004														140.015				140.015
Balance on December 31, 2004	Ps	32.084	333.159	17.381	350.540	16.042	53.227	46.600	74.784	-	37.435	-	228.088	140.015	652.539	107.658	1.144.975	2.655.899

INTERCONEXION ELECTRICA S.A. E.S.P.
STATEMENTS OF CHANGES IN FINANCIAL POSITION
YEARS ENDED DECEMBER 31, 2003 AND 2004
(Expressed in millions of Colombian Pesos)

		2003	2004
Sources of working capital			
Net income	Ps	81.453	140.015
Items that do not use (provide) working capital			
Depreciation		88.330	91.803
Amortization of deferred charges and other assets		7.478	7.003
Amortization of retirement pensions and benefits to employees		18.155	14.099
Exchange difference expense		21.609	8.345
Loss on sale of property, plant and equipment		135	491
Recovery of provisions		(2.704)	(123)
Income under equity method		(6.363)	(2.348)
Working capital provided by operations		**208.093**	**259.285**
Increase in long-term debt		-	358.865
Increase in outstanding debentures		4.575	4.021
Increase in equity, net		18.424	898
Increase in related parties		-	22.008
Increase in other liabilities		41.559	49.078
Proceeds from sale of property, plant and equipment		18	-
Decrease in long-term accounts receivable		19.120	-
		83.696	**434.870**
	Ps	**291.789**	**694.155**
Uses of working capital			
Acquisition of property, plant and equipment		18.951	22.493
Acquisition of permanent investments		18.225	20.361
Acquisition of inventories		2.303	2.435
Transfer of long-term liabilities to current liabilities		293.609	246.092
Increase in long-term accounts receivable		-	16.459
Increase in deferred charges and other assets		20.940	45.160
Cash dividends declared		86.431	92.192
Decrease in labor liabilities and long-term retirement pensions		8.013	14.028
	Ps	**448.472**	**459.220**
(Decrease) increase in working capital		**(156.683)**	**234.935**
Changes in components of working capital			
Increase (decrease) in currents assets			
Cash		95.890	10.880
Short – term investments		15.226	29.252
Accounts receivable		(4.671)	(28.884)
Inventories		323	103
Prepaid expenses and other assets		1.653	(9.651)
		108.421	**1.700**
Increase (decrease) in current liabilities			
Notes payable to banks and current installments of long - term debt		122.855	(184.517)
Outstanding debentures		(95.000)	-
Accounts payable		87.909	1.690
Labor liabilities		(17)	314
Accrued expenses		6.010	4.699
Other liabilities		143.347	(55.421)
		265.104	**(233.235)**
(Decrease) increase in working capital	Ps	**(156.683)**	**234.935**

See accompanying notes to the financial statements.

INTERCONEXION ELECTRICA S.A. E.S.P.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2003 AND 2004
(Expressed in millions of Colombian Pesos)

		2003	2004
Cash flows from operating activities			
Net income	Ps	81.453	140.015
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Depreciation		88.330	91.803
Amortization of deferred charges and other assets		7.478	7.003
Allowance for doubtful accounts		26.601	2.417
Amortization of retirement pension and benefits to employees		18.155	14.099
Provision for inventories		820	1.202
Income tax provision		64.477	76.517
Loss on sale of property, plant and equipment		135	491
Exchange difference expense		20.008	16.106
Income under the equity method		(6.363)	(2.348)
Recovery of income tax provision		(9.971)	(18.559)
Accrued interests and commissions		136.416	92.564
		427.539	**421.310**
Changes in operating assets and liabilities			
Accounts receivable		17.693	23.220
Inventories		(3.446)	(3.740)
Prepaid expenses		(1.653)	3.111
Accounts payable		101.747	70.737
Labor liabilities		620	(2.057)
Estimated liabilities and provisions		(58.467)	(74.314)
Other		184.906	(6.343)
Cash flows from other operations			
Payment of retirement pensions		(8.650)	(9.161)
Payment of income tax		(38.347)	(59.597)
Net cash provided by operating activities		**621.942**	**363.166**
Cash flows from investing activities			
Purchase of investments		(29.557)	(20.199)
Proceeds from sale of property, plant and equipment		18	-
Acquisition of property, plant and equipment		(18.951)	(22.493)
Increase in deferred charges and other assets		(20.940)	(45.160)
Net chash used by investing activities		**(69.430)**	**(87.852)**
Cash flows from financing activities			
Interests paid		(136.546)	(57.122)
Payment of dividends		(56.304)	(106.731)
Proceeds from notes payable to banks		42.744	416.865
Payment of notes payables to banks		(213.498)	(488.609)
Increase in outstanding debentures		(95.000)	-
additional paid-in capital		17.208	415
Net cash used in financing activities		**(441.396)**	**(235.182)**
Increase in cash and cash equivalents		111.116	40.132
Cash and cash equivalents at beginning of year		45.098	156.214
Cash and equivalents at end of year	Ps	**156.214**	**196.346**

See accompanying notes to the financial statements

INTERCONEXION ELECTRICA S.A. E.S.P.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2004
(Expressed in millions of Colombian Pesos and original currencies)

NOTE 1: REPORTING ENTITY

Interconexion Electrica S.A. E.S.P. ("ISA" or the "Company") was incorporated by Public Deed 3057, Notary 8 of Bogotá, on September 14, 1967.

By Public Deed 230, of Notary Public office 1 of Sabaneta, dated April 4, 1995, the Company was split.

Then, By Public Deed 808, of Notary Public office 1 of Sabaneta, dated December 1, 1995, the Company changed its legal nature to satisfy the provisions of Law 142/94. As a result ISA became a public utilities enterprise in the official sector, constituted by public entities as a stock corporation, a national order organization accountable to the Ministry of Mines and Energy, and subject to the Domiciliary Public Utilities Law (Law 142/94). Based on Law 142/94, the Company has amended its Articles of Incorporation, and changed its name to Interconexion Electrica S.A. E.S.P., and has the right to legally use ISA E.S.P. as its short name.

On November 22, 1996, by Public Deed 746, of Notary Public office 1 of Sabaneta, ISA transformed itself from a Governmental Utilities Service Company into a Quasi-governmental Utilities Service Company. This process was completed on January 15, 1997, with private investments.

To date, and as a consequence of changes made to its regulations, Interconexion Electrica S.A. E.S.P., has become a Public Utility Service Company. The company became a nationwide Commercial Corporation, regulated under the jurisdiction of the Ministry of Mines and Energy, in accordance with Law 142/94 .

ISA participates in: 1) the operation and maintenance of its own transmission network, 2) the expansion of the national interconnection network, 3) planning and coordination of the operation of the national grid resources, 4) administration of the system of exchange and sale of electricity in the wholesale market, 5) system development, activities and telecommunications services, 6) and provides technical services in activities related to its business.

Investments in Electricity Companies

In 1998, the Company acquired 65% of Transelca S.A. E.S.P., a quasi-governmental public utilities enterprise, incorporated on July 6, 1998. Transelca is engaged in providing electric transmission services, coordination and control of the Regional Dispatch Center, connection to the National Transmission System, and providing telecommunication services.

On February 16, 2001, the Government of Peru awarded ISA E.S.P. a 32 year concession to build, supply, and operate the 220KW Electrical Transmission line, Oroya-Carhuamayo-Paragsha-Vizcarra and the 138KW Electrical Transmission line, Aguaytia-Pucallpa, and all their required stations. In order to accomplish this purpose, a subsidiary corporation, named Interconexion Electrica ISA Peru S.A., was established. The capital structure of this subsidiary is as follows: ETECEN (17.07%), ISA (28.07%), and Transelca (54.86%). The project started its commercial operation in August, 2002, in advance of the start date expected in the concession agreement made with the Peruvian Government.

On June 5 2002, ISA, in association with Transelca, won an international public bid for a 30-year concession for the power transmission systems of ETECEN and ETESUR, awarded by the Peruvian government. The contract requires exploitation, operation, servicing and maintenance of the infrastructure, and Red de Energía del Peru - REP was specially incorporated to perform this operation. The capital structure of this Company is as follows ISA (30%), Transelca (30%), and EEB (40%) . REP has thus become Peru´s largest transmission service provider, with 41 substations and almost 5,500km of power lines at 220, 138 and 60kw across 19 Departments.

On September 4 2002, ISA opened a branch in Peru in order to minimize financial costs of administering the operation and maintenance contract between ISA and ISA-Peru. The creation of the branch is permanent. The branch is not an independent legal entity and does not engage in any activities independent of those of ISA.

On June 27, 2003, by means of the resolution SSDE No 086/2003, the Bolivian Electricity Commission, awarded ISA the bid for building the lines Santivañez-Sucre, Sucre-Punutuma and Carrasco-Urubó, and to manage, operate and maintain them for a period of 30 years. The thirty year period to commence with the approval of its commercial rights. According to the conditions, and commitment requirements in its bid application, ISA incorporated a new Company, Interconexion Electrica ISA Bolivia S.A. (ISA BOLIVIA), to build and manage the project. The capital structure of this Company is as follows: ISA (51%), and its subsidiaries, Transelca S.A. E.S.P. (48.99%), and Internexa S.A. E.S.P. (0.01%).

Investments in Telecommunications

On January 4, 2000, ISA incorporated INTERNEXA S.A. E.S.P., with its main objective to organize, manage, provide and market services or activities related to telecommunications. Currently, they are developing and promoting domestic and international telecommunication services. ISA owns 99.99% of the shares of Internexa S.A. ESP, a communication transmission company.

In November, 1999, Firstmark Communications Colombia S.A. (FMCCo) was incorporated. In May of 2002, its subsidiary changed its name to Flycom Comunicaciones S.A. ESP. Its main objective is to provide telecommunication services, intangible value added services and telematic services for its own use and/or for third parties. In order to provide services, the Company basically uses LMDS technology (Local Multipoint Distribution System), which allows simultaneous distribution of voice, video, data and Internet. ISA's percentage of share ownership in Flycom Communication S.A. ESP, equates to 75.04%.

NOTE 2: BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

2.1 INDIVIDUAL FINANCIAL STATEMENTS

The individual financial statements of ISA are the basis for the dividend distributions and other appropriations. Therefore, the assets, liabilities, equity and results of the subsidiaries are not consolidated, even though for legal reasons the Company is required to present consolidated financial statements at the annual stockholder's meeting for approval.

2.2 CLASSIFICATION OF ASSETS AND LIABILITIES

Assets and liabilities are classified, depending on their use, the degree to which they have been realized, and the time at which they are to be paid or liquidated.
Current assets and liabilities are those which should be received or paid within one year.

NOTE 3: SUMMARY OF MAIN ACCOUNTING POLICIES AND PRACTICES

For the process of identification, recording, preparation and disclosure in the financial statements, the Company complies with the accounting principles stablished by the Colombian General Accounting Office, accounting regulations used by the Superintendence of Public Utilities and complementary regulations issued by the Superintendence of securities.

The principal accounting policies and practices which the Company has adopted in accordance with foregoing legislation are as follows:

3.1 FOREIGN CURRENCY TRANSLATION

Transactions in a foreign currency are accounted for at the applicable rates of exchange in force on the relevant dates. At the close of each year, balances of assets and liabilities are adjusted to current exchange rates (See Note 4). Exchange differences resulting from asset balances are included in the Statement of Income as financial income. For liability accounts, only exchange differences that are not attributable to the cost of acquiring assets are transferred to financial expenses. Exchange differences are attributable to the acquisition cost of assets while such assets are under construction or installation, and until they are in a condition to be used.

INTERCONEXION ELECTRICA S.A. E.S.P.

NOTES TO THE FINANCIAL STATEMENTS

3.2 CASH EQUIVALENTS

For the purposes of presentation of the statements of cash flows, temporary investments redeemable within the next 90 days are considered to be cash equivalents.

3.3 INVESTMENTS

Investments, other than shares of stock, are initially reported at cost, and adjusted monthly to market value with a credit or charge to the Statement of Income. This credit or charge is based on the present value of future capital and interest flows discounted at a market interest rate, as set out in accordance with the parameters established by the General Accounting Office.

Investments in unlisted companies are recorded at cost, plus share dividends. If the equity value of an investment is higher or lower than its book value, then either a surplus is recorded in the reappraisal of assets, or a provision is made against income, as the case may be.

Investments in subsidiaries in which 50% or more of the capital is held, are recorded using the equity method. Other investments are accounted for at the lower of cost or market. Under the equity method, the investment in subsidiaries is recorded at cost, with an adjustment for:

a) A charge or credit to the investment for the Company's share of net income or loss in the subsidiary, with a matching entry to the Statement of Income.
b) A charge or credit to the cost of the investment for the Company's share in the variation in equity of the subsidiary, with a matching entry, where there is an increase to equity as a surplus participation, and where there is a decrease, to equity as a charge to surplus, until exhausted, and then to the Statement of Income.
c) A credit to the cost of the investment for the amount of dividends received from the subsidiary, which correspond to periods in which the Company applied the equity method.

If the market value, with respect to the book value of the investment recorded on an equity basis is:

a) higher, reappraisal of assets is increased, and the revaluation surplus included in the equity accounts is credited.
b) lower, reappraisal of assets is reduced, by a charge to the revaluation surplus up to the amount available, and any excess is recorded as a charge to equity surplus, until it is exhausted. If there is a further deficit, a charge is made to the Statement of Income.

Investments in subsidiaries are recorded on the basis of their financial statements at December 31 of each year, converted into Colombian pesos, using the United States dollar as the functional currency. Applying International Accounting Standard 21, jointly with interpretation SIC.—19. The expression of USD financial statements in Colombian pesos, observed the following principles:

- Monetary items are calculated using the exchange rate for the month reported;
- Non-monetary items used the exchange rate for the date of the transaction concerned;
- Profit and loss items are calculated at the average rate of exchange for each month reported;

For purposes of applying the equity method, the Company applies General Accounting Office Circular 040, of 2000, and paragraph six (6) of Superintendence of securities Circular 013, of 1996, which excludes the results for the year in which the profit or loss originates in the operations between the parent corporation and its subsidiaries. In fact, the net income of the Company is lower by Ps1,661 for year 2004, compared to the consolidated net income (2003- lower in amount by Ps1,548).

The recording of currency swap operations, is done through setting up a right and an obligation in the asset accounts, according to instructions provided by the Colombian General Accounting Office. A right corresponds to the value of the foreign currency that the Company receives from a third party which can be compensated by the exchange rate in effect for the financial liability in foreign currency. An obligation is the amount that the Company obtains in domestic currency for the swap operation.

3.4 PROVISION FOR DOUBTFUL ACCOUNTS

In the closing date of each quarter, the associated risk of the Accounts Receivable portfolio, and other debts, is examined in order to determine the respective provisions. They are shown in percentages of 10 to 100 percent, according to the type or age of the account.

3.5 INVENTORIES

Inventories are recorded at cost, and their value is reduced to the market value if it is lower, through a provision charged to the Statement of Income. Spares, materials and other consumer items are valued on the basis of weighted averages.

3.6 PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost, which, where relevant, may include (a) financing costs and exchange differences on liabilities in foreign currencies, direct operating costs and administration costs, capitalization of exchange differences is effected until assets are in a condition to be used, and (b) until year 2000, inflation adjustments on costs, excluding exchange differences capitalized and the portion of interest capitalized, which corresponded to inflation. Capitalization is effected until assets are in a condition to be used.

Sale and disposal of these assets are charged against their net adjusted cost, and the differences between the sales' price and net adjusted cost is charged or credited to the Statement of Income.

Depreciation is charged on a straight-line method based on the asset's cost, and its estimated useful life. For the purpose of depreciation calculations, the following is the estimated useful life for assets:

	YEARS
Buildings	50
Lines	40
Substations	30
Fiber Optics	25
Machinery and equipment	15
Telecommunications equipment	15
Office furniture and equipment, laboratory equipment	10
Transport, traction and lifting equipment	10
Communication equipment	10
Dispatch Center equipment (average)	8
Computer equipment and accessories	5

In accordance with CREG Resolution 147, of 2001, the assets related to the Guatape-San Carlos-Ancon Sur transmission line, are being depreciated over a three year period.

3.7 DEFERRED AND OTHER ASSETS

Deferred and other assets include prepaid expenses, deferred charges and other assets. Prepaid expenses include mainly monetary items such as insurance premiums and interest, which are amortized over the term of the policy or the loan.

Deferred charges and other assets include the cost of acquisition of software and rights-of-way, the cost of preliminary studies and research, expenses incurred during the implementation of the "Shares of Stock for Everybody" program, democratic security tax, commissions for the placement of bonds, and licenses, from which it is expected that future economic benefits will be obtained. It also includes the deferral of taxes, those of which originate due to temporary timing differences between accounting principles and legal provisions.

Software is amortized on a straight-line basis over a maximum of 3 years, except for the SAP R3 Integrated System, which is being amortized over 10 years. The expenses of the "Shares of Stock for Everybody" program are amortized over 5 years. Charges for studies and research are transferred to Construction in Progress when a project is determined to be viable; otherwise they are fully amortized in that year. Rights-of-way, commissions for bond placements and licenses are amortized on a straight-line basis during the periods over which their benefits are expected to be received, in accordance with feasibility studies for recovery. The Democratic Security Tax is amortized over 5 years, the maximum term allowed by the General Accounting Office. Regarding, Democratic Security Taxes, The Nation's General Accounting Office issued Circular #038 in September 2003, which allowed all companies regulated under the General Public Accounting Plan to pay their taxes, over an extended period, not to exceed the due date of December 31, 2007.

3.8 REAPPRAISAL OF ASSETS

Reappraisals, which form part of equity, include the following:

3.8.1 The excess of net book cost over the valuation of the main components of property, plant and equipment, as valued by independent appraisers for real property and transport equipment, for other assets it is based on technical studies conducted by Company employees over net book cost. These valuations are made at least every 3 years, Recorded amounts for real assets are evaluated every two years, or when market conditions indicate that such amounts have materially changed. (See note 11).

3.8.2 The excess of equity value of permanent investments over net cost.

3.9 INCOME TAX

The provision for income tax is determined by using estimated calculations to approximate the amount of taxable earnings.

It is accounted for as a deferred tax liability. The amount is calculated based on the lowest current tax obligation for the current year. This amount is derived from the difference between the depreciation and amortization, calculated using the tax accounting methodology as compared to the amounts calculated using generally accepted accounting principles.

This deferred tax Asset represents the temporary differences which generate a higher amount of the current tax liability when using generally accepted accounting principles. Basically, this is represented by the legal inflation adjustments on nonmonetary depreciable assets and in the balance provisions for no collectable accounts receivable and retirement pensions.

3.10 LABOR LIABILITIES

Labor liabilities are adjusted at the end of each period on the basis of the law and current collective agreements. An actuarial study is made each year to establish pension liability. Pension Payments are charged directly to the Statement of Income.

3.11 NET INCOME PER SHARE

Net income per share is calculated on the basis of the weighted-average number of shares outstanding during the year, which were 960,341,683 during 2004 and 2003.

3.12. RECLASSIFICATION TO THE FINANCIAL STATEMENTS.

Some figures included in the Financial Statements, as of December 31, 2003, were reclassified in order to properly present them in the year 2004 Financial Statements.

3.13 MEMORANDUM ACCOUNTS

Memorandum accounts are mainly composed of loans contracted but not disbursed, the administration of third-party accounts (including the administration of the Commercial Settlement System and the administration of accounts charging for the use of STN-LAC), contingencies originating in claims made by or against ISA, commitments acquired in hedging operations, and guarantees granted by loan agreements. They also include fully depreciated assets, and the differences between book and fiscal accounts. The first which will reasonably revert over time; and the second will allow specific reports to be produced.

Non-monetary memorandum accounts were adjusted for inflation until December 31, 2000, and charged to a matching memorandum account.

3.14 RECOGNITION OF INCOME, COSTS AND EXPENSES

The income, costs and expenses are recorded on an accrual basis. Income from the provision of services in the use of the National Transmission System (grid), connection to it, and the coordination and dispatch of the grid, the administration of the Commercial Settlement System, and the setting and clearing of accounts for Use of the National Transmission System (LAC), are recorded during the period of the contract, or when services are provided. This income is regulated by CREG.

3.15 USE OF ESTIMATES

For the preparation of the financial statements, and in accordance with generally accepted accounting principles, certain estimates must be made which affect assets, liabilities, income, expenses and costs reported for the period. The final result may be different from these estimates.

3.16 MATERIALITY

Recognition and presentation of economic events depend on their materiality.

An event is material if its nature or amount, if known, would influence the economic decisions of the users of that information.

When preparing the financial statements, it was determined for presentation purposes that an event would be material if it represented 5% of total assets, current assets, current liabilities, working capital, equity, or income.

3.17 OPERATION AND ADMINISTRATION TYPE LIMITATIONS OR DEFAULTS

During years 2003 and 2004, no Operating or Administrative limitations or defaults were found that would affect the normal accounting processes, or the consistency and reliability of the accounting figures.

NOTE 4: ACCOUNTING INFORMATION

FOREIGN CURRENCY OPERATIONS

Basic regulations permit free negotiation of foreign currencies through banks and other financial intermediaries, at free exchange rates. Nonetheless, most transactions in foreign currency still require official approval.

INTERCONEXION ELECTRICA S.A. E.S.P.

NOTES TO THE FINANCIAL STATEMENTS

Operations and balances in foreign currency are converted at the exchange rates in force, as certified by the Superintendent of Banking, and used for the preparation of the financial statements at December 31, 2003 and 2004. The exchange rates used, expressed in Colombian Pesos, were as follows:

CURRENCY	SYMBOL	2003	2004
US Dollar	US$	2,778.21	2,389.75
Euro	EUR	3,483.04	3,251.97
Unit of account *	UAV	4,519.87	4,024.64
New Soles (Peruvian Currency)	PEN	800.64	728.58

* Unit of Account: this is the variation in the total value of the IDB basket of currencies, originating in market fluctuations of exchange rates in the currencies in the basket, with reference to the Dollar.

At December 31, ISA had the following foreign currency assets and liabilities, expressed in thousands of equivalent US Dollars:

		2003	2004
Assets:			
Cash	US$	163	543
Fixed -yield investment		5,481	2
Receivables		16,911	30,192
Total current assets		**22,555**	**30,737**
Investments in foreign currency		37,816	52,811
Total non-current assets		**37,816**	**52,811**
Total assets		**60,371**	**83,598**
Liabilities:			
Current portion of notes payable to banks		65,219	71,171
Accounts payable		6,170	4,210
Total current liabilities		**71,389**	**75,381**
Long-term liabilities		181,962	86,092
Total liabilities		**253,351**	**161,473**
Net position	**US$**	**(192,980)**	**(77,875)**

The application of accounting regulations to exchange differences gave rise to the following exchange rate differences in Pesos, which were accounted as shown below:

		2003	2004
Financial income	Ps	17,038	87,345
Financial expense		(35,448)	(95,843)
Total exchange difference	**Ps**	**(18,410)**	**(8,498)**

NOTE 5: CASH AND SHORT-TERM INVESTMENTS

Cash and short-term investments on December 31 consisted of the following:

		2003	2004
Cash:			
Cash and banks	Ps	140,988	151,868
Short-term investments:			
Other fixed -yield investment		15,226	44,478
Total cash and cash equivalents	**Ps**	**156,214**	**196,346**

On December 31, 2004 cash restricted was Ps48,425 (2003, Ps44,521) for exclusive use in the management of the national grid (STN) and the Commercial Exchange System (SIC), as a result of the implementation of Resolution CREG No 070, in 1999, for the handling of Guarantees, the bank account balances for the collection of taxes for the Financial Support Fund for the Electrification of the Non-Interconnected Areas (FAZNI), Financial Support Fund for the Electrification of Interconnected Rural Areas (FAER) and The Social Energy Fund (FOES), are set aside for the support of electrifying non-interconnected areas. This bank account had a balance, on December 31, 2004, of Ps24,529 (2003- Ps66,190) and the balance in the bank account for the accounting of International Energy Transactions (TIES) was Ps21,346 (2003-Ps32,131) and the Bank Reserve balance for the Delegated Administration is in the amount of Ps20,976.

NOTE 6: PERMANENT INVESTMENTS

The composition of permanent investments at December 31 was as follows:

		2003	2004
Shares			
FEN S.A. (1)	Ps	5,755	5,878
Transelca S.A. E.S.P.		378,155	368,243
Internexa S.A. E.S.P.		107,214	108,845
Flycom Comunicaciones S.A. E.S.P.		25,576	15,453
ISA Peru		15,243	13,353
REP		91,179	81,517
ISA Bolivia (2)		1,913	31,336
Total investments in shares		**625,035**	**624,625**
Trust Rights (3)		34,404	22,533
Hedging Operations (4)		(32,250)	(72,290)
		2,154	(49,757)
Total permanent investments	Ps	**627,189**	**574,868**

(1) The investment is represented in 33,160 shares equivalent to an interest of 0.7884% in the Company. FEN is a national-order financial entity incorporated by Law 11/82, a public stock corporation accountable to the Ministry of Mines and Energy, whose principal business is to act as the financial and credit arm of the energy sector.

(2) The equity method has not been calculated for ISA Bolivia's results, since they are still in a pre-operating stage. The Company is going to construct, manage, operate and maintain the lines for a period of 30 years, commencing from the time that the commercial rights are approved.

(3) The balance of trust rights represents the formation of a trust to improve circulation of the Company's preference shares.

(4) At the close of business for year 2004, the registered value of the hedging operations amounted to Ps(72,290) and 2003-Ps(32,250), which corresponds to interest (cost) of Ps12,699 (2003- Ps12,860) and an exchange rate difference of Ps59,163 (2003 – Ps 18,815). This amount originated due to a currency swap with BNP, with Bancolombia and Corfinsura, and the exchange rate difference in the forward operations for Ps428.

INTERCONEXION ELECTRICA S.A. E.S.P.

NOTES TO THE FINANCIAL STATEMENTS

The following financial information corresponds to the subsidiaries and the ISA participation in each one:

2003

Company	ISA participation		Financial Information			
	Shares	%	Assets	Liabilities	Equity	Income (Loss)
Transelca S.A. E.S.P.	1,956,265,582	64.9978	835,632	253,837	581,795	20,849
ISA Peru	18,586,446	28.0700	166,816	112,625	54,191	3,192
REP	21,648,000	30.0000	801,479	498,226	303,253	19,405
Internexa S.A. E.S.P.	25,647,620	99.9998	157,106	42,409	114,697	9,026
Flycom Comunicaciones S.A.	32,280,066,573	75.0400	57,552	24,049	33,503	(10,206)
ISA Bolivia S.A.		51.0000	6,352	2,735	3,617	-

2004

Company	ISA participation		Financial Information			
	Shares	%	Assets	Liabilities	Equity	Income (Loss)
Transelca S.A. E.S.P.	1,956,265,582	64.9978	908,224	341,677	566,547	9,563
ISA Peru	18,586,446	28.0700	137,814	90,574	47,240	1,611
REP	21,648,000	30.0000	687,471	416,728	270,743	10,871
Internexa S.A. E.S.P.	25,647,620	99.9998	152,988	36,661	116,327	1,897
Flycom Comunicaciones S.A.	32,280,066,573	75.0400	58,614	38,023	20,591	(13,055)
ISA Bolivia S.A.		51.0000	99,817	47,410	52,407	-

The effect of the application of the equity method generated variations in the investments which are reflected in the results and the equity, as loss or income by the same value for the year 2003 and 2004, as follow:

	2003	2004
Income (loss) under equity method, net (1)		
Transelca S.A. E.S.P.	13,551	6,216
Internexa S.A. E.S.P.	(6,900)	1,632
Flycom Comunicaciones S.A. E.S.P.	(7,240)	(9,796)
ISA Peru	927	1,035
REP	6,025	3,261
Net income under equity method	6,363	2,348

(1) In order to record the equity method, costs and expenses in affiliates arising from transactions with the Parent were eliminated. See Note 25.

NOTE 7: ACCOUNTS RECEIVABLE

The balance of accounts receivable on December 31 was as follows:

		2003	2004
Customers			
Electricity services	Ps	128,787	126,940
Dispatch and coordination CND & CRD		3,866	3,883
Calculation, billing and collection STN & SIC		5,286	4,638
Telecommunications (1)		63,921	42,159
Technical services accounts		8,113	967
		209,973	178,587
Interest receivable			
Customers		15,837	1,551
Loans		285	340
Related Parties loans		799	1,706
		16,921	3,597
Employee loans (2)		15,356	15,440

INTERCONEXION ELECTRICA S.A. E.S.P.

NOTES TO THE FINANCIAL STATEMENTS

Advances			
Taxation (3)		11,530	15,365
Suppliers		90	525
Contractors		1,319	643
Future share subscriptions		202	202
Other		-	3
		13,141	**16,738**
Other debtors			
Receivables – FAZNI-FAER-FOES		22,095	8,630
Related parties		8,522	17,480
Municipality of Montelíbano		6,862	6,102
Notes receivable		8,008	22,988
ISAGEN S.A. E.S.P.		403	-
Other accounts receivable		6,010	2,744
		51,900	**57,944**
Total debtors		**307,291**	**272,306**
Less provision for doubtful accounts (4)		(40,639)	(18,079)
Net debtors		**266,652**	**254,227**
Less: Long-term portion			
Customer		38,083	37,098
Loans		13,365	13,882
Value added tax balance		7,343	9,290
Advances for investments		202	202
Notes receivable		8,808	22,988
Total long-term accounts receivable		**67,001**	**83,460**
Total short-term accounts receivable	Ps	**199,651**	**170,767**

(1) In 1997 ISA formed an alliance with telecommunications companies to undertake joint development of a fiber optic network between Bogota, Cali and Medellin, to improve the national telecommunications system. A high percentage of this installation was implemented with the use of ISA's existing infrastructure, which bills installation and use to the other members of the alliance.

(2) Employee receivables correspond to housing loans, vehicle-purchase loans and other loans, granted at 6% and 8% interest per year, for terms of 10 or 12 years.

(3) Includes Ps10,414 (2003-Ps7,343) for sales tax paid on the nationalization of goods associated with transport and the acquisition of property, plant and equipment, which will be deducted from income tax. Since January 1, 1999, and in accordance with Law 488/98, sales tax on the acquisition of locally produced goods may be considered as a deduction from the income tax liability.

(4) The decrease in the provision for doubtful accounts was done in accordance with the policies established by ISA. During 2004, the provision for doubtful accounts was affected by some additions which were charged to the final results for the year, in the amount of Ps2,417 (2003- Ps26,601). These charges were basically represented by the balances of accounts which were due from some of the Energy companies. Additionally, there were some payments received, in the amount of Ps18,436, in year 2004 (2003- Ps7,267) and the transfer to Other Assets made by SAC Colombia's Reserve, was in the amount of Ps6,540. This was done in accordance with a contract executed by the company.

INTERCONEXION ELECTRICA S.A. E.S.P.

NOTES TO THE FINANCIAL STATEMENTS

The composition and due date for receivables from customers on December 31 (capital only) is as follows:

		2003	2004
Shareholders:			
Empresas Públicas de Medellín (EPM)	Ps	11,355	10,778
Empresa de Energía del Pacífico (EPSA)		1,821	1,787
Central Hidroeléctrica de Caldas (CHEC)		2,006	1,373
Empresa de Energía de Bogotá (EEB)		31	27
Total shareholders		**15,213**	**13,965**
Other customers		194,760	164,622
Total	Ps	209,973	178,587

The classification of these receivables by due date is as follows:

		2003	2004
Current	Ps	185,748	166,740
Overdue to 90 days		3,760	89
Overdue 91-180 days		1,323	874
Overdue 181-360 days		1,843	63
Overdue more than 360 days		17,299	10,821
Total	Ps	209,973	178,587

Accounts receivable are mostly from electric distribution sector companies to whom ISA mainly provides a connection service and the use of the National Transmission System. The Company invoices for interest on the past due accounts of its customers at the highest rate allowed by law. For the years 2003 and 2004, the rates were 29.72% and 29.24%, respectively.

The Electricity companies Electribolivar, Electrochocó, Caucasia, and Electrotolima, are in the process of liquidation with the Superintendence of Public Utilities. As of December 31, 2004, ISA was owed Ps7,394 (2003- Ps17,064), which included past due interest. The total amount of these pending obligations has been provisioned for 100%. In order to recover these receivables, ISA is making arrangements with the Colombian government for their collection.

CEDELCA, ENELMAR and EMCALI were intervened by the Superintendent of Public Utilities. They owed the Company Ps7,296 (2003- Ps11,704), which includes past due interest. The total amount of these pending receivables has been provisioned for 100%. With CEDELCA, ISA has made a settlement agreement; in the amount of Ps4,596, with EMCALI, the Company is working towards a settlement agreement with the National government, in the amount of Ps2,071.

TERMOCARTAGENA is in the process of restructuring, as provided for by Law 550, and authorized by the Superintendence of Public Utilities. TERMOCARTAGENA owes ISA Ps1,303 (2003- Ps1,478).

NOTE 8: INVENTORIES

On December 31, inventories were as follows:

		2003	2004
Short – Term			
Materials	Ps	848	1,179
Construction in progress		1,907	235
Less provision		(2,121)	(677)
Total Short – Term		634	737
Long – Term			
Materials for the provision of services		57,829	60,233
Total Long - Term (1)		57,829	60,233
Total Inventories	Ps	58,463	60,970

INTERCONEXION ELECTRICA S.A. E.S.P.

NOTES TO THE FINANCIAL STATEMENTS

(1) Given the nature of ISA's assets, many spare parts are necessary to maintain them. Some of these spare parts are hard to get in the market place and have long delivery times. Therefore, it is necessary to have a large stock of inventory in order to guaranty continuity of service.

NOTE 9: PROPERTY, PLANT AND EQUIPMENT

The balance of property, plant and equipment on December 31 was as follows:

		2003	2004
Networks, lines and cables	Ps	1,657,636	1,659,642
Plant and ducts		1,146,375	1,136,255
Buildings		63,791	65,451
Machinery and equipment		58,257	53,929
Communications and computation equipment		28,995	29,203
Equipment and materials in stock		566	566
Transport, traction and lifting equipment		1 408	1,385
Office equipment, furniture and fittings		9,761	11,212
Land		19 992	19,925
		2,986,781	**2,977,568**
Less accumulated depreciation		860,220	939,081
		2,126,561	**2,038,487**
Less provisions		-	1,906
		2,126,561	**2,036,581**
Construction in progress		432	17,670
Machinery, plant and equipment under construction		8,454	11,395
Total property, plant and equipment, net	Ps	**2,135,447**	**2,065,646**

Disposals and sales of property, plant and equipment during the year generated a loss of Ps491 (2003-Ps135). The movement of accumulated depreciation during 2004 includes an expense amounting to Ps91,903 (2003-Ps88,835) of which Ps100 (2003- Ps505) was capitalized to construction in progress and Ps91,803 (2003- Ps88,330) was charged to the income statement. Further, depreciation withdrawals of Ps13,042 (2003- Ps670) were effected.

INTERCONEXION ELECTRICA S.A. E.S.P.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 10: PREPAID EXPENSES, DEFERRED CHARGES AND OTHER ASSETS

The balance of prepaid expenses and other assets on December 31, was as follows:

		2003	2004
Current			
Prepaid expenses	Ps	7,622	6,956
Deferred tax		11,571	2,586
		19,193	9,542
Non – Current			
Deferred charges			
Studies and research (1)		7,939	4,627
Democracy security tax		13,032	9,774
Bond placement commission		9,539	6,883
Civic action		13,557	6,778
Deferred tax		17,501	54,728
		61,568	**82,790**
Intangibles			
Software		22,338	25,588
Goodwill		3,482	3,482
Licenses		8,146	8,468
Rights of way		19,112	19,112
Rights		27,914	27,914
Inflation adjustments		11,505	11,505
Less amortization		(33,304)	(40,520)
		59,193	**55,549**
Assets received in lieu of cash and accepted as payment (2)		-	8,286
Sundry		67	63
Deferred charges and other non-current assets	Ps	120,828	146,688

(1) Includes the designs and studies for the UPME's Primavera-Bacata- and Ocaña-Psey-Bolivar construction project. With these projects, the interconnection of the country is improved and hastens the development of the domestic electric market in the Andean Nations Community (CAN), with future developmental goals towards Central America. In year 2004, CREG accepted ISA's bid to design, purchase supplies, construct, operate and maintain these projects.

(2) This corresponds to the value of the shares of stock in Electrocaribe and Electrocosta which were received in lieu of cash payment.

NOTE 11: REAPPRAISAL OF ASSETS

In year 2004, a technical estimate of real assets was made in order to comply with Circular #045, of 2001, issued by the Nation's General Accounting Office. The recorded amount of the other assets was determined, based on the technical estimation that was done for year 2002, as updated for December 31, 2004.

In 2002 the professional appraisals were updated and the method of valuation was changed from the salvage value method to the replacement cost method with straight-line depreciation. This consists of determining the current value of equipment in use starting with the real cost of an asset of the same characteristics to provide the same service (As New Replacement Value) affected proportionally over useful service life remaining in relation to useful service life established. This criterion was applied to all special-purpose assets in ISA operations, i.e. in transmission (use and connection), the dispatch center and telecommunications.

NOTE 12: OUTSTANDING DEBENTURES

The balances on December 31 were as follows:

TRANCHE	SERIES	TERM (YEARS)	RATE		2003	2004	MATURES
First	B	7	DTF + 3.4%	Ps	35,000	35,000	19-Jan-06
Second	A	7	DTF + 2.4%		72,250	72,250	13-Apr-06
Second	B	7	CPI + 10%		29,312	29,312	13-Apr-06
Second	C	10	DTF + 2.5%		59,700	59,700	13-Apr-09
Second	D	10	CPI + 10%		30,879	30,879	13-Apr-09
Third	A	10	CPI +8.10%		130,000	130,000	16-Jul-11
Program section 1		7	CPI +7.0%		-	100,000	20-Feb-11
Program section 2		12	CPI +7.3%		-	150,000	20-Feb-16
Program section 3		15	CPI +7.19%		-	108,865	7-Dec-19
Capitalized Interest					4,575	8,596	
Long-term portion				Ps	**361,716**	**724,602**	

Interest expense was Ps73,956 and Ps58,062 in 2004 and 2003, respectively.

The following is the maturity date detail for the outstanding debentures:

Year		Value
2006	Ps	140,748
2009		94,988
2011 onwards		488,866
	Ps	**24,602**

NOTE 13: NOTES PAYABLE TO BANKS

The balance of notes payable to banks on December 31 is composed of the following:

Credit lines	Currency	Interest Rate	2003	2004	Due Date	Gurantee
Local Financial Entities						
Nación ISA (BID 687)	US$	4.85%	129,075	-	24-Aug-12	(3)
Banco Granahorrar	PS	DTF + 3.5%	20,000	-	28-Apr-05	(4)
Banco de Colombia	PS	DTF + 3.5%	37,932	-	28-Apr-05	(4)
Corfinsura	PS	DTF + 4.0%	25,801	-	20-Sep-05	(4)
Banco Ganadero						
BBVA 07-2000	PS	DTF + 3.6%	43,200	-	10-Jul –05	(4)
FEN 10514	PS	DTF + 4.1%	40,800	20,400	21-Oct-05	(2)
Banco Conavi	PS	DTF + 2.2%	18,400	-	10-Oct-04	(4)
Banco de Occidente	PS	DTF + 2.75%	15,000	-	18-Feb-04	(4)
Colpatria 01-2002	PS	DTF + 3.5%	20,000	-	21-Feb-04	(4)
Corfivalle 01-2002	PS	DTF + 3.5%	6,500	-	21-Feb-04	(4)
Davivienda 01-2002	PS	DTF + 3.5%	40,000	-	21-Feb-04	(4)
Loys	PS	DTF + 2.75%	-	11,000	23-Jan-05	(2)
Banco Popular	PS	DTF +3.0%	-	10,300	13-Feb-05	(2)
Santander	PS	DTF +2.5%	-	5,000	18-Feb-05	(2)
Davivienda	PS	DTF +1.72%	-	26,000	16-Mar-05	(2)
			396,708	**72,700**		

Foreign Financial Entities

INTERCONEXION ELECTRICA S.A. E.S.P.

NOTES TO THE FINANCIAL STATEMENTS

IDB 195 IC/CO.	UAV	7.42%	102,782	65,955	18-Dec-06	(1)
BIRF-3954-CO.	US$	5.75%	117,602	44,820	15-Feb-11	(1)
BIRF-3955-CO.	US$	Libor 6M + Spread	309,798	243,348	15-Oct-12	(1)
Medio Credito Centrale	ITL	1.75%	27,464	21,696	19-Jun-10	(1)
Total			**557,646**	**375,819**		
Total Notes payable to Banks			954,354	448,519		
Less – Current portion			328,388	143,871		
Long - term debt			**625,966**	**304,648**		

(1) Foreign currency loans with Government guarantee
(2) Unsecured
(3) The guarantee for the Government-ISA loan (IDB 687) consists of the pledge of ISA's revenues from the use of the Grid by Emgesa and Codensa, for an amount not less than 120% of the debt outstanding.
(4) Shareholders' equity.

During the year 2004 and 2003, financial obligations generated interest expense of Ps35,741 and Ps66,019, respectively.

On December 31, financial obligations were in the following currencies:

		Balances in original currency (1)		**Balances in local currency (millions)**	
CURRENCY	**INTEREST RATE**	**2003**	**2004**	**2003**	**2004**
US Dollar	Libor + Spread IBRD	200,300	120,585	556,475	288,168
Unit of account	Fixed rate - 7.42%	22,740	16,388	102,782	65,955
EUR (Lira)	Fixed rate - 1.75%	7,885	6,672	27,464	21,696
Colombian Pesos	DTF + 3.15/DTF + 4.1%	267,633	72,700	267,633	72,700
Total loans				**954,354**	**448,519**

(1) Amounts in currencies other than the Colombian Peso are expressed in thousands.

The due dates of long-term financial obligations on December 31, 2004 are as follows:

YEARS		**VALUE**
2006	Ps	95,468
2007		46,265
2008		15,587
2009		85,993
2010		42,211
2011 onwards		19,124
Total	Ps	**304,648**

COMMITMENTS REGARDING LOANS

The Company has agreed to comply with the following indicators during the life of the loans:

IDB:

- ISA will not assume, without the Bank's approval, any new financial obligations as a result of which: a) The ratio between its own internal rate of return plus the set aside contribution of its shareholders for the debts is not lower than (1.2) and; b) the ratio between long term debts, excluding those that have to be covered by its shareholders, and equity capital exceeds 1.2 times.
- Short term bank and commercial debt may not be more than 45% of current assets.

INTERCONEXION ELECTRICA S.A. E.S.P.

NOTES TO THE FINANCIAL STATEMENTS

IBRD WORLD BANK:

- Maintain for each of the legal tax years, ending after December 31, 1995, a ratio, not to exceed 23% of transmission operating expenses to total operating income, excluding FAER.
  The decision to exclude FAER from the calculation of the Total Cash Flow expense indicator regarding Operational income resulted in the modification of the total indicator regarding ISA's debts. This was made official by the World Bank through a second amendment to contracts #3954-CO and #3955-CO, made on December 5, 2003.
- Produce, for each legal tax year, ending after December 31, 1995, internal funds, equivalent to, but not less than 30%, of the annual average capital expense that the Company has, or plans to have, during its current and next tax year.
- Not to acquire any new debts, unless the net income of ISA in the previous year, or during a period of 12 months prior to the acquisition of the debt is at least 1.2 times larger than the results for the years of 2003 and 2004. It also has to be at least 1.5 times larger than the maximum estimated debt service requirements for the payment of ISA's debt.

FEN:

To maintain the following financial indicators

- EBITDA / Financial expenses not less than 2.0 times.
- EBITDA / Long term debt balance not less than 0.17 times.
- The Administrative, Operational, and Maintenance (AOM) expenses to net exploitation income, indicator, excluding FAER, is not to be larger than 23%. The decision to exclude FAER from the calculation of AOM expense income indicator, was made official by FEN, in communication P-02829, on October 23, 2003.
- Service collections (overdue plus current period): not less than 0.90.

NOTE 14: ACCOUNTS PAYABLE

The balance of accounts payable on December 31 was as follows:

		2003	2004
Related parties (1)	Ps	52,835	89,447
Suppliers		10,275	28,829
Contractors		6,832	5,595
Dividends		38,071	23,049
Financial expenses		32,082	28,002
Other accounts payable		17,310	5,323
Other taxes		4,612	5,470
TOTAL		**162,017**	**185,715**
Related parties long term		-	22,008
TOTAL	Ps	**162,017**	**163,707**

(1) Includes Ps86,907 (2003-Ps50,507), which corresponds to loans received from Transelca.

INTERCONEXION ELECTRICA S.A. E.S.P.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 15: LABOR LIABILITIES

At December 31, labor liabilities were as follows:

		2003	2004
Severance and interest	Ps	2,659	2,815
Vacations		1,343	1,437
Holiday bonus		2,806	2,993
Other		18	4
Total		**6,826**	**7,249**
Current portion		5,983	6,297
Long-portion	Ps	**843**	**952**

NOTE 16: ACCRUED EXPENSES

Accrued expenses on December 31 were as follows:

		2003	2004
Turnover tax	Ps	329	130
Allowance to restore electrical infrastructure		1,898	358
Income tax		32,796	42,455
Other provisions (1)		19,529	13,812
Retirement Pensions (2)		101,365	103,823
		155,917	**160,578**
Less: long term pension portion		92,922	92,884
Total current accrued expenses	Ps	**62,995**	**67,694**

(1) For the year 2004, Ps6,737 (2003-Ps9,354) is included, which corresponds to 2.5% of the acquired guarantees with Bancolombia and BBVA Ganadero because of the offer and awarding of Projects, UPME 01 and 02, that have to be paid during construction time. Additionally, Ps5,357 is included for FAER reserves.

(2) For the year 2004, includes a current portion of retirement pensions of Ps10,940 (2003-Ps8,443).

16.1 RETIREMENT PENSIONS

Under the Labor Code, the Company is required to pay pensions to employees who satisfy certain conditions of age and length of service. However, the Social Security System (ISS) and the Pension Management Funds have assumed the greater part of this obligation.

The current value for retirement pensions as of December 31, 2003, and 2004, was determined using actuarial studies which comply with the law and specifically with the actual labor settlement agreements. The estimates used were as follows:

	2003	2004
Discount rate	4.80%	4.80%
Future pension increases	7.50%	6.85%
Number of employees covered	923	926

On December 31, 2004, the Company had 784 (2003-779) active employees, of whom 501 (2003-505), respectively are covered by the pension plan provided for in the collective agreements, while the remaining 284 (2003-274) are under the jurisdiction of Law 100/93.

The actuarial calculation covers active personnel (501), retired personnel (262), lump sum death benefit payments and surviving spouse and minor children payments (30) and contingent personnel: retired with more than 10 years of service (113), retired personnel with more than 20 years of service (9) and part payment on ISA's account 11 (2003- 11).

As of December 31, 2004, ISA had amortized 82.35% (2003- 81.42%) of the projected obligation. The amortization percentage of amortization was 0.93%, which complies with the law, as stated in decree 051 of 2003, in which it is allowed to distribute the amortization percentage of the actuarial calculation as of December 31, 2002, through year 2023, in a straight-line form.

The movements of the actuarial calculation and the deferred liability on December 31 are as follows:

		Projected liability	Deferred cost	Net liability
Balance on December 31, 2002	Ps	**113,033**	**(22,053)**	**90,980**
Plus increase in actuarial calculation and pension payments		20,115	(19,235)	880
Plus amortization		-	18,029	18,029
Portion capitalized as assets in progress		-	126	126
Pension payments		(8,650)	-	(8,650)
Balance at December 31, 2003		**124,498**	**23,133**	**101,365**
Plus increase in actuarial calculation and pension payments		10,741	(13,221)	(2,479)
Plus amortization		-	14,099	14,099
Pension payments		(9,161)	-	(9,161)
Balance at December 31, 2004		**126,078**	**(22,255)**	**103,824**
Less current portion				10,940
Long term portion			Ps	92,884

In year 2004, Court Judgment C-754/04, was rendered by the Federal Constitutional Court. The Court ruled that Article 4, of Law 860, of 2003, was not valid and left the prior Transition Tax Regimen intact. The Court Order allowed ISA to recover costs and actual pension expenses, in the amount of Ps2,675.

16.2 INCOME TAX

The reconciliation between book and taxable profit for 2003 and 2004 is as follows:

			2003	2004
Income before tax		Ps	**145,930**	**216,532**
Plus:	Fiscal monetary correction		84,141	76,147
	Non-deductible provisions		6,374	6,865
	Results of CAN operations		5,851	10,025
	Loss on forward valuation		9,849	7,871
	Permanent differences		820	-
	Cash dividends		-	12,963
	Proceeds from sale of property, plant and equipment		-	3,032
	Non-deductible expenses		60,025	40,286
Less:	Excess of depreciation and amortization		(128,664)	(123,868)
	Additional depreciation expense and amortization of fiscal inflation adjustments		(36,351)	(56,546)
	Taxed Income from previous years		(14,306)	-
	Withdrawals accounts receivable		(12,281)	(5,873)
	Recovery of provisions		(9,976)	(3,075)
	Income from equity method		(6,374)	(2,348)
	Non-taxable dividends		-	(12,963)
	Cost on sale of property, plant and equipment		-	(4,818)
	Income from valuation of investments		-	(323)

INTERCONEXION ELECTRICA S.A. E.S.P.

NOTES TO THE FINANCIAL STATEMENTS

Other		(522)	(3,286)
Taxable income		**104,516**	**160,621**
Tax rate		35%	35%
Tax payable		**36,582**	**56,217**
Deductible taxes		(12,532)	(6,531)
Provision for income taxes		**24,050**	**49,686**
Surcharges		2,405	4,969
Total current taxes	Ps	**26,455**	**54,655**

The net effect of taxes in the net income of the period is as follows:

		2003	2004
Current income tax	Ps	**36,582**	**56,217**
Expenses for tax surcharges		2,405	4,969
Deferred income tax- debit		(19,281)	(28,242)
Deferred income tax- credit		44,241	42,102
Income tax – CAN		530	1,471
Total current taxes	Ps	**64,477**	**76,517**

Reconciliation between book equity and fiscal equity as of December 31, is as follows:

		2003	2004
Book equity	Ps	**2,397,107**	**2,655,899**
Plus:			
Non-deductible provisions		92,206	93,087
Deferred income tax- credit		50,519	90,983
Effect of monetary correction		517,361	533,620
Less:			
Accounting revaluations		930,994	1,144,975
Equity method		127,084	134,907
Deferred income tax- debit		29,072	57,314
Democratic security tax and others		12,522	9,774
Excess of legal depreciation on assets		75,894	192,602
Excess of amortization on deferred and intangibles assets		52,187	49,238
Total Fiscal equity	Ps	**1,829,440**	**1,784,779**

The following temporary differences generated a deferred tax liability for tax years 2003 and 2004:

Deferred income tax- credit		2003	2004
Excess of legal depreciation	Ps	75,894	192,602
Excess of amortization		52,187	49,238
Equity method		18,110	18,111
Total base of deferred income tax		**146,191**	**259,951**
Tax rate		35%	35%
Value Deferred income tax -credit		51,167	90,983
(-) Recovery of deferred tax		648	-
Total	Ps	**50,519**	**90,983**

INTERCONEXION ELECTRICA S.A. E.S.P.

NOTES TO THE FINANCIAL STATEMENTS

Deferred income tax-debit		2003	2004
Provision for doubtful accounts	Ps	30,992	-
Accrued expenses		3,524	1,334
Retirement pensions		39,066	35,690
Inflation adjustments		-	88,212
Forwards		9,480	17,351
Total base of deferred income		**83,062**	**163,587**
Tax rate		35%	35%
Deferred income tax		29,072	57,255
Branch deferred tax		-	59
Total	Ps	29,072	57,314

For the years ended on December 31 2003 and 2004, the legal provision for the income tax rate was 35%.

Law 788 of 2002, created an additional increase in taxes in the amount of 10%. This additional tax will end in year 2006.

The income tax return for 2003 is pending to review and acceptance by the tax authorities.

During tax year 2004 the Colombian tax authority (DIAN) finished the indictment process for tax year 2002, *regarding the exempt income and constitution of reserves in Article 211 of the tax regulations, required to* determine the applicability. The conclusion of the Administrative Tax Hearing ended in a mutual agreement, in accordance with the administrative processes, as established by Article 39 of law 863, of 2003. The resulting agreement allowed ISA to recognize expenses of the previous years, in the amount of Ps12,536. This amount is equivalent to 40% of the highest amount of the difference in taxes contested for year 2002 (see note 23).

In year 2004, ISA recognized the deferred tax credit to reflect the temporary differences in the inflation adjustments of nonmonetary assets which were subject to depreciation. This is an application of accounting principles and not a tax accounting methodology. This process generated lower tax expense for the period, resulting in a decrease in taxes, in the amount of Ps30,874.

NOTE 17: OTHER LIABILITIES

Other liabilities were as follows on December 31:

		2003	2004
Short term			
FAZNI-FAER - FOES - collections due to third parties	Ps	66,190	33,160
MEM Guarantee deposits		34,362	40,657
TIES collections due to third parties		31,848	21,346
Delegated management of Colombia - Venezuela interconnection		24,609	21,303
MEM funds pending application		10,286	7,817
Sale income received in advance		5,408	5,240
Other		11,872	(369)
Total short-term	Ps	184,575	129,154

INTERCONEXION ELECTRICA S.A. E.S.P.

NOTES TO THE FINANCIAL STATEMENTS

LONG-TERM		2003	2004
Deferred taxes	Ps	50,518	90,983
Deferred income		41,793	46,356
Deposits received, withholdings on contracts		77	437
Other		80	3,770
Total long-term	Ps	92,468	141,546

NOTE 18: EQUITY

Subscribed capital on December 31, was distributed as follows:

2003

Shareholder	No. of shares	Value (millions)	%
Republic of Colombia	569,472,561	18,679	59.2990
Empresas Públicas de Medellín E.S.P. (EPM)	102,582,317	3,365	10.6819
Empresa de Energía de Bogotá (E.E.B.)	21,567,602	707	2.2458
Central Hidroeléctrica de Caldas S.A. (CHEC)	1,460,366	48	0.1521
Empresa de Energía del Pacífico S.A. (EPSA)	37,350,610	1,225	3.8893
Fondo de pensiones obligatorias Protección	21,212,812	696	2.2089
Other Shareholders	206,695,415	6,779	21.5231
Shares outstanding	**960,341,683**	**31,499**	**100.00**
Own shares repurchased	17,820,122	585	
Total subscribed and Paid Capital	**978,161,805**	**32,084**	

2004

Shareholder	No. of shares	Value (millions)	%
Republic of Colombia	569,472,561	18,679	59.2990
Empresas Públicas de Medellín E.S.P. (EEPPM)	102,582,317	3,365	10.6819
Empresa de Energía de Bogotá (E.E.B.)	17,535,441	575	1.8261
Central Hidroeléctrica de Caldas S.A. (CHEC)	1,460,366	48	0.1521
Fondo de pensiones obligatorias Protección	28,177,314	924	2.9340
Fondo de pensiones obligatorias Colfondos	12,509,059	410	1.3026
Other Shareholders	228,604,625	7,498	23.8044
Shares outstanding	**960,341,683**	**31,499**	**100.00**
Own shares repurchased	17,820,122	585	
Total subscribed and Paid Capital	**978,161,805**	**32,084**	

RESERVES

- LEGAL RESERVE
  The law requires the Company to appropriate 10% of annual net income as a legal reserve until the balance of the reserve is equal to 50% of subscribed capital. This mandatory reserve may not be distributed prior to the liquidation of the Company, but may be used to absorb or reduce net losses. Any balance of the reserve in excess of 50% of subscribed capital is at the disposal of the shareholders.

- RESERVE FOR PROVISIONS OF TAX LAW
  The General Meeting approved this reserve from net income, in compliance with Article 130 of the Tax Code, in order to obtain tax deductions for depreciation in excess of book depreciation. According to the regulations, this reserve may be released as, and when, the depreciation subsequently booked exceeds the depreciation charged each year for tax purposes, or the assets which generated the higher allowances are sold.

- RESERVE FOR PROTECTION OF EQUITY
  On March 26, 1999, the General Meeting approved this as a voluntary reserve in accordance with Article 47 of the Bylaws. This voluntary reserve was ordered so that the Company could retain its solid financial position, and maintain the financial indicators required by the rating agencies, in order to obtain the investment grade rating, and to comply with contractual commitments made with lenders, On March 29, 2004, a dividend of Ps58,378 (2003 - Ps31,311) was approved to be distributed from this reserve.

- RESERVE FOR REPURCHASE OF OWN SHARES
  Shareholders' meeting of March 22, 2001 approved a special reserve for the repurchase of shares, held by the Closed Value Fund, which was created to add liquidity to ISA shares, for Ps8,500 This is a special fund to repurchase shares held by EEPPM supplemented by a transfer from the equity stabilization reserve, for Ps38,100.

- RESERVE FOR REHABILITATION AND REPLACEMENT OF NATIONAL TRANSMISSION SYSTEM ASSETS.
  The annual Shareholders meeting, held on March 30, 2000, approved a reserve of Ps24,933 for the rehabilitation and replacement of all the domestic transmission system assets, and as of March 18, 2002, they had approved an additional reserve of Ps12,502.

- EQUITY REVALUATION
  Inflation adjustments on equity accounts have been credited to this account, and charged to the income statement, they were recognized until December 31, 2000. This amount will not be distributed to Shareholders, but can be used to increase the net capital.

ADDITIONAL PAID - IN CAPITAL

The additional paid-in capital is the excess of the sales price over the par value of the shares subscribed.

RECEIVED FOR PROJECTS

This account represents amounts that the Government has delivered for the construction of the first circuit of the 500-Kw line to the Caribbean Coast.

NOTE 19: MEMORANDUM ACCOUNTS

The balance of memorandum accounts on December 31 was composed of the following:

		2003	2004
Debtor			
Other contingent rights	Ps	40,336	54,138
Other debtor control accounts		436,806	460,803
Fully depreciated assets		85,545	-
Effect of the application of resolution 364/01		465,695	633,966
Total debtor accounts	Ps	1,028,382	1,148,907
Creditor			
Claims and Lawsuits		855,060	858,523
Fiscal monetary correction		-	480
Loans pending draw down		294	6
Other contingent liabilities		1,971	183,483
Other creditor accounts		84,141	154,121
Effect of the application of resolution 364/01		263,655	2,745
Total creditor accounts	Ps	1,205,121	1,199,358

19.1 CLAIMS AND LAWSUITS

The Company is currently involved in the following litigation:

a. As of December 31 2004 ISA has sued Electrificadora del Atlantico, Electrificadora de Sucre, Eletrificadora de Bolivar, Electrificadora de Cordoba and Empresa de Energia de Magangue for default interest on billings for the use of the Grid, and the Energy Pool. for a total of Ps15,453 (2003-Ps22,216).

b. Cundinamarca Administrative Tribunal, first Section. The Superintendency of Public Utilities has been sued for Ps1,424 for issuing administrative acts which impede ISA (ASIC) from exercising its rights to limit power supplies and the collection of billings for the account of Empresas Publicas de Caucasia.

c. Flores III Ltda & Cia. S.C.A. E.S.P: Case 64 for nullity and redress. Flores sued the government, Ministry of Mines and Energy CREG, ISA and Electrificadora del Caribe S.A. E.S.P. for nullity of CREG Resolution 31 of July 22, 1999 accepting the appeal of Electricaribe S.A. which relieved Electricaribe from paying ISA billings for restrictions imposed by the 220-110kw self-transformer, and the administrative act presumed from failure to answer within the legal term the request for revocation of the Resolution, with an award of Ps2,343.

d. Termocandelaria is currently taking legal action against ISA in the Administrative Court of Antioquia. Administrative lawsuits of Nullity and redress of Rights against ISA, the Nation, the Ministry of Mines and Energy the CREG, in the amount of Ps20,794 (2003- Ps21,606), by application of resolutions CREG 077 and 111 of 2000, have been filed.

e. Central Hidroelectrica de Betania S.A.E.S.P. is taking legal action against ISA in the Administrative Court of Antioquia. Administrative lawsuits of Nullity and redress against ISA, the Nation, the Ministry of Mines and Energy and the CREG, in the amount of Ps54,610 (2003 -Ps54,082) and US$15.4 millions, for charges of capacity, by application of resolutions CREG 077 and 111 of 2000, have been filed.

f. EMGESA S.A. E.S.P. is taking legal actions against ISA in the Administrative Court of Antioquia. Administrative lawsuits of Nullity and redress against ISA, the Nation, the Ministry of Mines and Energy and the CREG, in the amount of Ps193,662 (2003- Ps180,718) and US$82.4 millions, by application of Resolutions CREG 077 and 111 of 2000, have been filed.

g. Chivor S.A. E.S.P. has sued in the Administrative Tribunal of Antioquia for Administrative lawsuits of Nullity and redress against ISA, the Nation, the Ministry of Mines and Energy, in the amount of Ps89,008 (2003-Ps71,036), and US$32.5 millions for capacity charges, Resolutions CREG 077 and 111 of 2000.

h. Proelectrica & Cia S.C.A. E.S.P. has sued in the Antioquia Administrative Tribunal for nullity and redress against ISA, the Nation, the Ministry of Mines and Energy and CREG in the amount of Ps9,207 (2003-Ps9,017) for capacity charges, Resolutions CREG 077 and 111 of 2000, and 034 of 2001. Market intervention.

i. Termotasajero S.A. E.S.P. is taking legal actions in the Administrative Court of Antioquia for administrative lawsuits of Nullity and redress against ISA, the Nation, the Ministry of Mines and Energy and the CREG, in the amount of Ps128,848 (2003 - Ps128,844), by application of CREG Resolution and 034 and 038 of 2001.

The lawsuits for application and charges against ISA as the Administrator of the Commercial Settlement System (ASIC) of CREG's Resolutions No 077 and No 111 of 2000, correspond to the change in methodology by CREG for its calculation, which according to the plaintiff companies, will prejudice them. The same happens with Resolution No 034 of 2001, the agents consider that this act considerably lowers their income. In the consideration of these items, ISA acts as representative of a third party in such transactions. Therefore, ISA's equity will not be at stake in those legal processes.

j. ISA has sued Sistep Ltda. and Aseguradora de Fianzas S.A. "Confianza" in a case in Civil court 10, Medellin, for US$1,936,618 plus Ps1,175 for failure to deliver equipment on time for the Yumbo and La Esmeralda substations, and consequential damages.

k. There are also some labor claims and others occurring in the normal course of business, totaling approximately Ps295 on December 31, 2004 (2003- Ps236). Company's Management and its legal advisers consider that the contingency of any loss is remote.

19.2 IN FORCE GUARANTEES

At the close of year 2004, ISA had outstanding Bank guarantees, for its subsidiaries ISA Peru, REP and ISA Bolivia. These guarantees were issued so that the subsidiaries could acquire loans in their own names in order to support their concession bids. In year 2004, ISA guaranteed the capital leasing operation of Flycom Comunicaciones S.A. ESP. The amount of the capital leasing operation which was guaranteed, was in the amount of Ps2,476. This amount corresponds to 75.04% of the total capital leasing operation. This guarantee will continue until September 17, 2013.

All of these guarantees, besides having the approval of the Board of Directors, obtained the backing and support of the National Planning Department and have received a Resolution of Authorization from the Ministry of Finance and Public Credit of Colombia. As of December 31, 2004, the total amount of the issued guarantees was US$39,178,831.

Subsidiary	Beneficiary of the guarantee	Amount (US$)	Commission (Colombian entity)	Annual commission (%)	Correspondent Bank	Annual correspondent commission (%)	Initial Date	Due Date	Objective
ISA PERU	CITIBANK PERU	852,973	Corfivalle	1.80%	UBS AG (Stamford)	1.50%	29/8/03	29/8/04	Compliance with debt service of IFC and FMO credit
ISA BOLIVIA	Superintendencia de Electricidad de Bolivia	2,226,737	Bancolombia	1.75%	Banco de Crédito de Bolivia	0.63%	29/7/03	31/8/05	Compliance with the license contract for lines of transmission Santivañez-Sucre, Sucre-Punutuma, Carrasco-Urubó
REP	Banco Continental	914,250	Bancolombia	1.50%	Banco de Crédito del Peru	1.25%	3/12/03	2/6/04	Compliance with quarterly payment of debts with Banco Continental and Banco de Crédito del Peru

Additionally, in the bid proposal, and its award by UPME 01 and 02 projects of 2003, the following guarantees were issued in Colombia:

Subsidiary	Beneficiary of the guarantee	Amount (US$)	Commission (Colombian entity)	Annual commission (%)	Due date	Objective
ISA (UPME 1)	UPME	13,720,000	Bancolombia	2.50%	Oct-07	Compliance guarantee UPME 1
ISA (UPME 2)	UPME	21,660,000	BBVA	2.50%	Oct-07	Compliance guarantee UPME 2

These were approved by the Company's Board of Directors and some of them required the backing and support of the National Planning Department and Resolutions of Authorization from the Ministry of Finance and Public Credit of Colombia.

19.3 DELEGATED ADMINISTRATION FOR THE COMMERCIAL SETTLEMENT SYSTEM (SIC)

CREG Resolution 24/95 made ISA responsible for the functions of Administrator of the Commercial Settlement System (ASIC). ISA had to record long-term power contracts, liquidate, invoice, collect and pay energy pool transactions between generators and sellers; maintain information systems and software; and arrange financial guarantees and the application of procedures to limit supplies.

As remuneration for these activities ISA bills the generators and brokers in the wholesale energy market an amount regulated by CREG. Resolution 157 of December 27 2001 sets Regulated Revenues for services provided by the Dispatch Center, ASIC and LAC for 2003. ISA is not responsible for the credit risk in exchange transactions.

NOTE 20: OPERATING INCOME

The Company provided services to the Electricity Transmission Network, connection to the National Grid, planning, coordination and dispatch and operation and administration of the SIC and the STN specialized technical services, special studies and management of projects to the following customers:

		2003	2004
EPM	Ps	85,245	90,599
CODENSA		84,646	90,766
CORELCA		17,449	15,907
ELECTRICARIBE		51,144	51,733
ISAGEN		28,701	36,647
ELECTROCOSTA		44,698	46,203
EMCALI		31,968	34,278
Other customers less than 5% of billings		313,297	346,073
Total	Ps	657,148	712,206

Delegation of Management of the STN (Source: MEM)

CREG Resolution 1/94 required ISA to liquidate and manage the accounts for the use of the STN. ISA performs two basic functions: (1) Determination of the regulated income of transmission companies, being the basis of charges payable by sellers and generators for the use of the grid; and (2) Management of the accounts generated by (1).

CREG Resolution 61/2000 required ISA to calculate compensation due to service quality shortfalls in the STN.

INTERCONEXION ELECTRICA S.A. E.S.P.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 21: OPERATING COSTS

Operating costs for the years ended on December 31, are as follows:

		2003	2004
Cost of sales	Ps	8,532	11,617
Payroll		50,915	51,150
Fees		2,730	1,945
Taxes		43,663	59,075
Rent		721	713
Insurance		12,800	11,829
Services		12,107	13,370
Materials and maintenance		21,669	20,468
General expenditures		10,248	11,996
Total before depreciation and amortization		**163,385**	**182,163**
Depreciation		86,613	89,917
Amortization		6,086	5,638
Transfers		2,391	2,131
		95,090	**97,686**
Total Operating Costs	Ps	**258,475**	**279,849**

The chart below summarizes operating costs, showing expenses capitalized:

		2003			2004	
	Total	**Capitalized (1)**	**Net**	**Total**	**Capitalized (1)**	**Net**
Operation cost before depreciation and amortization	166,680	(3,294)	163,385	186,474	(4,311)	182,163
Provisions, depreciation and amortization	92,888	(189)	92,699	95,907	(352)	95,555
Transfers	2,391	-	2,391	2,131	-	2,131
Total Ps	261,958	(3,483)	258,475	284,512	(4,663)	279,849

(1) Capitalized to projects under the accounting policy mentioned in note 3.6.

NOTE 22: ADMINISTRATIVE EXPENSES

Administrative expenses for the years ended December 31 include:

		2003	2004
Cost of sales	Ps	-	1,943
Payroll		31,123	31,659
Fees		2,295	3,103
Taxes		257	405
Rent		54	50
Insurance		651	601
Services		2,125	2,528
Materials and maintenance		496	534
Miscellaneous		4,511	4,931
		41,513	45,754
Provisions		27,604	13,238
Depreciation		1,717	1,494
Amortization		1,392	1,071
		30,713	15,803
Total administrative expense	Ps	72,226	61,557

INTERCONEXION ELECTRICA S.A. E.S.P.

NOTES TO THE FINANCIAL STATEMENTS

Operating costs and expenses for the years ended December 31, include:

		2003	2004
Cost of sales	Ps	8,532	13,560
Payroll		82,037	82,809
Fees		5,025	5,048
Taxes		43,921	59,480
Rent		775	763
Insurance		13,451	12,430
Services		14,232	15,898
Materials and Maintenance		22,165	21,002
General (1)		14,759	16,927
		204,898	**227,917**
Provisions		27,604	13,238
Depreciation		88,330	91,411
Amortization		7,478	6,709
Transfers		2,391	2,131
		125,803	113,489
Total operating cost and expenses	Ps	330,701	341,406

(1) During year 2004, ISA spent Ps2,246 (2003- Ps2,235) in Institutional Advertising Expense.

NOTE 23: NON-OPERATING INCOME (EXPENSES)

Non-operating income (expenses) for the years ended December 31 follow:

		2003	2004
Financial income	Ps		
Interest:			
On overdue receivables		14,063	4,788
On other loans		2,238	3,055
Yields on monetary adjustment		1,989	2,298
Valuation of investments		1,567	5,342
Commercial discounts		1,043	389
Sundry		122	619
		21,022	16,491
Exchange difference			
Assets		848	759
Cash		1,598	8,673
Foreign investments		198	411
Accounts payable		1,334	1,097
Loans		13,060	76,405
		17,038	87,345
Total financial income	Ps	38,060	103,836
Extraordinary income			
Indemnities		722	45
Participation in subsidiaries		20,503	12,144
Recoveries		11,710	4,853
Inter administrative agreement - Internexa		1,052	-
Income from prior periods		2,349	4,567
Surplus inventory items from projects.		-	2,308
Other		243	837
		36,579	24,754
Total non-operating Income	Ps	74,639	128,590

INTERCONEXION ELECTRICA S.A. E.S.P.

NOTES TO THE FINANCIAL STATEMENTS

NON OPERATING EXPENSES

Non operating expenses for the years ended on December 31 include:

		2003	2004
Financial			
Interest and commissions:			
Loans	Ps	66,019	41,011
Interest and commissions on bonds		58,062	73,956
Hedging operations		26,174	15,162
Other liabilities		2,462	602
Administration of issuance of bonds		6,659	8,626
Loss on valuation of investments		638	1,651
Other		1,981	1,782
		161,995	142,790
Exchange difference:			
Assets		7,595	21,680
Investments		-	15,111
Accounts payable		391	675
Loans		27,462	58,377
		35,448	95,843
Total financial expense		197,443	238,633
Other expenses			
Losses (towers sabotaged) (1)		10,871	12,433
Loss on equity method		14,140	9,796
Losses on disposals of property plant and equipment		135	491
Other		3,868	3,800
Total extraordinary expenses		29,014	26,520
Inter-administrative agreement cost		2,965	-
Adjustments, prior periods (2)		25,734	17,705
Total other expenses		57,713	44,225
Total non-operating expenses	Ps	255,156	282,858

1) During years 2003 and 2004, the company was affected by terrorist attacks on its electrical infrastructure, which required extra expenses in order to repair the infrastructure.

2) For year 2004, this includes Ps12,536, which is equivalent to 40% of the highest amount of the difference of taxes contested for year 2002 (se note 16.2).

NOTE 24: FINANCIAL INDICATORS

Some financial indicators at December 31 are:

	2003	2004
RETURN ON ASSETS	10.52%	11.66%
Operating profit/net average fixed assets in operation		
RETURN ON EQUITY	3.46%	5.54%
Book Profit /Average Equity		
EBITDA/ Operating interest caused (times)	3.07	3.76
EBITDA/ Long term debt (times)	0.35	0.42
AOM / STE	25.30%	21.42%
(AOM / net production income)*100		
LIQUIDITY	55.61%	73.89%
Current assets/current liabilities		
INDEBTEDNESS	44.45%	40.36%
Liabilities / Assets		

NOTE 25: OPERATIONS WITH RELATED PARTIES

The most important balances and operations with related parties in 2003 and 2004 were as follows:

	2003	2004
Balances		
Equity Investments		
Transelca S.A. E.S.P.	378,155	368,243
Internexa S.A. E.S.P.	107,214	108,845
Flycom Comunicaciones S.A. E.S.P.	25,576	15,453
ISA Peru	15,243	13,353
REP	91,179	81,517
ISA Bolivia (preoperating stage)	1,913	31,336
Receivables		
Transelca S.A. E.S.P.	174	237
Internexa S.A. E.S.P.	20,294	6,518
Flycom Comunicaciones S.A. E.S.P.	2,409	13,289
ISA Peru	129	81
REP	11,059	9,570
ISA Bolivia	-	6,199
Accounts payable		
Transelca S.A. E.S.P.	52,300	88,757
Internexa S.A. E.S.P.	575	-
Flycom Comunicaciones S.A E.S.P.	2,406	590
ISA Peru	22	13
REP	-	87
Purchase of assets and Intangibles		
Transelca S.A. E.S.P.	-	12,196
ISA Peru	-	766

	2003	2004
Operations affecting results		
Income		
Transelca S.A. E.S.P.	841	287
Internexa S.A. E.S.P.	11,662	5,662
Flycom S.A. E.S.P.	479	1,451
ISA Peru	2,805	1,353
REP	2,102	2,949
Expenses		
Transelca S.A. E.S.P.	2,046	2,410
Internexa S.A. E.S.P.	5,584	4,347
Flycom	-	2,310
ISA Peru	-	62
REP	946	278
Management		
Fees	171	186

Since January 1, 2004, the application of transfer pricing, introduced by Law No 788, of December of 2002, was initiated. This law states that transactions with subsidiaries or related parts brought into the country from abroad, should be priced at fair market value, the same as if they were dealing with third or independents parties.

NOTE 26: SUBSEQUENT EVENTS

No relevant issues were discovered from the time of the closing of the Financial Statements on December 31, 2004, that would materially affect the financial situation of the Company.

REFERENCES

ACOLGEN:	Colombian generator's Association
AOM:	Administration, Operation and Maintenance Expenses
ASIC:	Administration of SIC (see below)
CAN:	Andean Community of Nations
CGN:	Colombian General Accounting Office
CND:	National Dispatch Center
Ps:	Colombian peso
CRD:	Regional Dispatch Center
CREG:	Energy and GAS Regulatory Commission
IDB	Inter-American Development Bank-IDB
DIAN:	Tax and Customs Directorate
ETECEN:	Empresa de Transmisión Eléctrica Centro Norte S.A.
FAER:	Financial Support Fund for the Electrification of Interconnected Rural Areas
FAZNI:	Financial Support Fund for Electrification of Interconnected Rural Areas
FOES:	Social Energy Fund
JPY:	Japanese Yen
LAC:	Settling and Clearing of Accounts
MEM:	Wholesale Electricity Market
SAC:	South American Crossing
SIC:	Commercial Exchange System
STE:	Energy Carrier Services
STN:	National Transmission System
UAV:	Unit of Account
UPME:	Mining and Energy Planning Unit
USD:	Dollar
REP:	Red de Energia del Perú

Interconexión Eléctrica S.A. E.S.P.
Consolidated Financial Statements
December 31, 2003 and 2004
(With Statutory Auditor's Report)



KPMG Ltda.
Carrera 43 A No. 16 A Sur - 38
Medellín - Colombia

Teléfono 57 (4) 3140404
Fax 57 (4) 3132554
www.kpmg.com.co

FREE ENGLISH LANGUAGE TRANSLATION

STATUTORY AUDITOR'S REPORT

To the Shareholders
Interconexion Electrica S.A. E.S.P.:

I have audited the consolidated balance sheets of Interconexion Electrica S.A. E.S.P. and Subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of income, changes in shareholders' equity, changes in financial position and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management; one of my duties is to express an opinion on these financial statements based on my audit.

I obtained the information required to comply with my duties and carried out my examination in accordance with Colombian generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements; an audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above, faithfully taken from the accounting records and attached to this report, fairly present the financial position of Interconexion Electrica S.A. E.S.P. and Subsidiaries, as of December 31, 2004 and 2003 and the consolidated results of its operations, changes in its financial position and cash flows for the years then ended, in conformity with accounting principles established by the Colombian General Accounting Office. As discussed in note (16.2) to the consolidated financial statements, in year 2004, the parent company and the subsidiary Transelca S.A E.S.P. recognized a deferred tax Asset which reflects the temporary differences generated by the inflation adjustments to the non-monetary assets which are subject to depreciation. This affects the comparison of current financial statements with those of the prior year.

In my opinion dated on February 25, 2004 regarding the consolidated financial statements, as of December 31, 2003, I indicated the following uncertainties:

- The company was considering the possibility of taking advantage of a regulatory benefit which ends the administrative process by mutual agreement, as established by article 39 of the Law 863, of 2003, regarding the Administrative hearing held by DIAN (Colombian Tax Authority) for the income tax ruturn for the year 2002. In 2004 the parent company used the benefit of the mutual agreement provision, which is available in the administrative process, to settle this action. The resulting agreement allowed ISA to recognize expenses of the previous years, in the amount of Ps12,536 million. This amount is equivalent to 40% of the highest amount of the difference in taxes contested for year 2002.



- The subsidiary Transelca S.A. E.S.P. had Ps2,379 million set aside in a reserve in order to pay taxes, penalties and interest accrued on late payments, in accordance with DIAN's official liquidation of Transelca S.A. E.S.P.'s Income Tax filing for year 1999. On July 8, 2004, by means of Act Number 11 rendered by The Special Committee for Conciliation and Termination by Mutual Agreement, DIAN (Colombian Tax Authority) terminated the Administrative Tax process for Transelca regarding their 1999 Income Tax filing. As a result of this conciliation the Company paid Ps3,172 million, causing a charge to the results of the period in the amount of Ps793 million.

The financial statements of the subsidiary, Flycom Comunicaciones S.A. E.S.P., have been prepared assuming that the company will continue as a going concern. As observed in the financial statements at December 31, 2004 and 2003, the Company presents deferred and intangible charges of Ps48,177 and Ps52,320 million, respectively. The recovery of these charges depends on the profitability of the future operations. In addition, for the years ended on December 31, 2004 and 2003 the company has presented operational losses of Ps10,092 and Ps8,257 million and net losses of Ps13,055 and Ps10,206 million, respectively. The plans and considerations of the management with respect to these subjects are described in the Report of Management, prepared by the administrators.



Elvia María Bolívar Puerta
Statutory Auditor
Registration 15488-T
Member of KPMG Ltda.

Medellin, Colombia
February 25, 2005

The accompanying consolidated financial statements are not intended to present the consolidated financial position, the results of operations, the changes in financial position and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Colombia. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in Colombia.

INTERCONEXION ELECTRICA S.A. E.S.P. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

December 31, 2003 and 2004

(Expressed in millions of Colombian Pesos)

		2003	2004
ASSETS			
Current assets			
Cash (note 5)	Ps	164.775	176.286
Temporary investments (note 5)		86.831	144.621
Accounts receivable, net (note 7)		265.513	216.951
Inventories (note 8)		18.299	14.916
Deferred charges and other assets (note 10)		27.601	17.955
Total current assets		**563.019**	**570.729**
Non-current assets			
Permanent investments (note 6)		11.795	18.898
Accounts receivable (note 7)		81.308	89.228
Inventories (note 8)		62.209	63.868
Property, plant and equipment, net (note 9)		2.792.507	2.712.604
Deferred charges and other assets (note 10)		881.645	788.607
Reappraisal of assets (note 11)		1.090.409	1.298.221
Total non - current assets		**4.919.873**	**4.971.426**
Total Assets	**Ps**	**5.482.892**	**5.542.155**
Memorandum accounts (note 19)			
Debtor	**Ps**	**1.161.290**	**1.375.835**
Creditor	**Ps**	**1.738.441**	**1.993.976**

INTERCONEXION ELECTRICA S.A. E.S.P. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2003 and 2004
(Expressed in millions of Colombian Pesos)

		2003	2004
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Notes payable to banks and current installments of long-term debt (note 13)	Ps	383.589	199.519
Accounts payable (note 14)		170.544	146.860
Labor liabilities (note 15)		10.316	9.993
Accrued expenses (note 16)		90.267	94.765
Other liabilities (note 17)		184.812	129.154
Total current liabilities		**839.528**	**580.291**
Long-term liabilities:			
Outstanding debentures (note 12)		613.945	1.181.570
Long-term debt, excluding current installments (note 13)		1.037.297	503.611
Accounts payable (note 14)		12.304	22.065
Labor liabilities (note 15)		843	952
Accrued expenses (note 16)		129.751	130.724
Other liabilities (note 17)		123.390	159.036
Total long-term liabilities		**1.917.530**	**1.997.958**
Total liabilities		**2.757.058**	**2.578.249**
Minority interest		**343.243**	**320.733**
Shareholders' equity:			
Common stock (note 18)		32.084	32.084
Capital surplus		350.125	350.540
Reserves		238.345	228.088
Previous years results		(15.274)	(13.076)
Net income		83.001	141.676
Exchange difference on translation		(790)	(1.311)
Equity Revaluation		652.539	652.539
Reappraisal of assets		931.077	1.144.975
Equity Method Surplus		111.484	107.658
Total shareholders' equity		**2.382.591**	**2.643.173**
Total Liabilities, minority interest and shareholders' equity	Ps	**5.482.892**	**5.542.155**
Memorandum accounts (note 19)			
Creditor		**1.738.441**	**1.993.976**
Debtor	Ps	**1.161.290**	**1.375.835**

See accompanying notes to the consolidated financial statements.

INTERCONEXION ELECTRICA S.A. E.S.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
Year ended december 31, 2003 and 2004
(Expressed in millions of Colombian Pesos, except for net income per share which is expressed in Pesos)

		2003	2004
Operating income (note 20)			
Electricity transmission services	Ps	805.932	840.780
Connection charges		85.803	95.167
Dispatch and coordination		21.869	22.627
Electricity market administration		17.802	32.377
Telecommunications		53.537	64.364
Other services		23.434	17.266
		1.008.377	1.072.581
Costs and operating expenses			
Operating costs (note 21)		419.847	447.351
Administrative expenses (note 22)		159.871	128.436
		579.718	575.786
Operating income		428.659	496.795
Non-operating income (expense) (note 23) :			
Income		87.261	150.833
Expense		(329.553)	(397.220)
		(242.292)	(246.387)
Income before income taxes and minority interest		186.366	250.408
Income taxes (note 16.2)		89.880	103.554
Net income before minority interest		96.487	146.854
Minority interest		(13.486)	(5.178)
Net income	Ps	83.001	141.676
Net income per share	Ps	90	148

See accompanying notes to the consolidated financial statements.

INTERCONEXION ELECTRICA S.A. E.S.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Year ended december 31, 2003 and 2004
(Expressed in millions of Colombian Pesos, except share data which is expressed in pesos)

		Capital Surplus				Reserves										
		Common stock	Additional paid-in capital	Received for projects	Total	Legal	Tax law provision	Repurchase of shares	For protection of equity	Equity inflaction adjustmets	Rehabilitation and replacement of STN assets	For payment of divideds	Total	Retained earnings	Equity revaluation	Reppraisal of assets	Total
Balances on December 31, 2002	Ps	32.084	312.887	17.381	330.268	14.143	28.000	54.820	164.473	3.884	37.435	-	302.755	8.275	652.539	966.733	2.292.654
Appropriations approved at shareholder's meeting						1.899						1.216	3.115	(1.899)			1.216
Payment of dividends to the Nation at Ps 90 per share on 569,472,561 common shares in three installments on May and September 2003; and March 2004; and payment of common dividends at Ps 90 per share on 390,869,122 common shares in three installments on May, September and December, 2003							(28.000)		(31.311)	(3.884)		(1.216)	(64.411)	(22.020)			(86.431)
Acquisition of Corelca Shares								(3.114)					(3.114)				(3.114)
Additional paid-in capital			19.857		19.857												19.857
Exchange difference on traslation														(790)			(790)
Movements of the year														370		75.828	76.198
Net income for the year 2003														83.001			83.001
Balances on December 31, 2003		32.084	332.744	17.381	350.125	16.042	-	51.706	133.162	-	37.435	-	238.345	66.937	652.539	1.042.561	2.382.591
Appropriations approved at shareholder's meeting							53.227	(5.106)	(58.378)			63.967	53.710	(53.227)			483
Payment of dividends at Ps 96 per share on 960,341,683 common shares in four installments on April, July, October 2004 and and January 2005												(63.967)	(63.967)	(28.226)			(92.193)
Additional paid-in capital			415		415												415
Exchange difference on translation														(521)			(521)
Movements of the year														650		210.072	210.722
Net income for the year 2004														141.676			141.676
Balances on December 31, 2004	Ps	32.084	333.159	17.381	350.540	16.042	53.227	46.600	74.784	-	37.435	-	228.088	127.289	652.539	1.252.633	2.643.173

See accompanying notes to the consolidated financial statements.

INTERCONEXION ELECTRICA S.A. E.S.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

Year ended december 31, 2003 and 2004

(Expressed in millions of Colombian Pesos)

		2003	2004
Sources of working capital:			
Net income	Ps	83.001	141.676
Items that do not use (provide) working capital:			
Minority interest		13.486	5.178
Depreciation		124.079	130.411
Amortization of deferred charges and other assets		36.391	33.919
Amortization of retirement pensions and benefits to employees		33.277	21.878
Exchange difference expense		40.743	25.818
Loss on sale of property, plant and equipment		225	1.056
Provision for protection of property, plants and equipment		-	4.682
Provision for protection other assets		-	4.394
Recovery of provisions		(2.704)	(123)
		328.498	**368.889**
Increase in long-term debt		61.669	15.104
Increase in long –term outstanding debentures		143.804	567.625
Increase in accounts payable		-	9.761
Increase in other long-term liabilities		58.726	7.958
Proceeds from sale of property, plant and equipment		11.517	-
Increase in equity, net		22.844	3.287
Decrease in deferred charges and other assets		-	58.855
Decrease in long-term accounts receivable		6.488	-
		305.048	**662.590**
		633.546	**1.031.479**
Uses of working Capital			
Acquisition of property, plant and equipment		51.434	56.246
Acquisition of permanent investments		13.261	85.866
Acquisition of inventories		6.683	1.690
Decrease of financial liabilities		131.425	253.283
Transfer of short – term liabilities		307.037	246.538
Transfer of short – term accounts payable		95.345	-
Increase in long – term accounts receivable		-	7.920
Increase in deferred charges and other assets		43.574	-
Payment of dividends		85.215	92.193
Decrease in long – term labor liabilities		20.179	20.796
		754.153	**764.532**
	Ps	**(120.607)**	**266.947**
Changes in components of working capital:			
Increase (decrease) in currents assets:			
Cash		89.541	11.511
Temporary investments		57.684	57.790
Accounts receivable		32.229	(48.562)
Inventories		(13.065)	(3.383)
Deferred charges and other assets		(2.003)	(9.646)
		164.386	**7.710**
Increase (decrease) in current liabilities:			
Notes payable to banks and current installments of long – term debt		123.004	(184.070)
Outstanding debentures		(95.000)	-
Accounts payable		93.568	(23.684)
Labor liabilities		1.255	(323)
Accrued expenses		16.755	4.498
Other liabilities		145.411	(55.658)
		284.993	**(259.237)**
(Decrease) Increase in working capital	Ps	**(120.607)**	**266.947**

See accompanying notes to the consolidated financial statements.

INTERCONEXION ELECTRICA S.A. E.S.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Year ended december 31, 2003 and 2004
(Expressed in millions of Colombian Pesos)

	2003	2004
Cash flows from operating activities:		
Net income	83.001	141.676
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Minority interest	13.486	5.178
Depreciation	124.079	130.411
Amortization of deferred charges and other assets	36.391	33.919
Allowance for doubtful accounts	56.745	8.111
Provision for protection of property, plant and equipment	-	4.682
Provision for protection other assets	-	4.394
Allowance for accounts payable	-	2.166
Amortization of retirement pension and benefits to employees	33.277	21.878
Provision for inventories	822	1.202
Income tax provision	89.880	103.554
Loss on sale of property, plant and equipment	225	1.056
Exchange difference expense	45.082	51.034
Recovery of provisions	(10.617)	(123)
Interests and Commissions	194.389	159.831
	666.760	**668.969**
Changes in operating assets and liabilities:		
Accounts receivable	(79.670)	3.288
Inventories	5.560	491
Deferred charges and other assets	(41.571)	61.961
Accounts payable	19.410	5.562
Labor liabilities	1.012	(214)
Accrued expenses	(82.605)	(106.889)
Other liabilities	204.137	(47.700)
Cash flows in other operations:		
Payment of retirement pensions	(10.456)	(15.238)
Payment of taxes	(46.852)	(66.902)
Net cash provided by operating activities	**635.725**	**503.328**
Cash flows from investment activities:		
Purchase of investments	(13.261)	(85.704)
Proceeds from sale of property, plant and equipment	11.517	-
Purchase of property, plant and equipment	(51.434)	(56.246)
Net cash used in investment activities	**(53.178)**	**(141.950)**
Cash flows from financing activities:		
Interest received in cash	-	41.966
Payment of interest	(192.302)	(175.360)
Payment of dividends	(56.304)	(56.304)
Proceeds from notes payable to banks	104.413	73.104
Decrease of notes payables to banks	(358.202)	(741.891)
Increase in outstanding debentures	139.229	563.604
Payment of outstanding debentures	(95.000)	-
Increase in equity, net	22.844	2.804
Net cash (used) in financing activities	**(435.322)**	**(292.077)**
Increase net in cash and cash equivalents	147.225	69.301
Cash and cash equivalents at beginning of year	104.381	251.606
Cash and equivalents at end of year	**251.606**	**320.907**

See accompanying notes to the consolidated financial statements.

INTERCONEXION ELECTRICA S.A. E.S.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2004
(Expressed in millions of Colombian Pesos and original currencies)

NOTE 1: REPORTING ENTITY

The Company, Interconexion Electrica S.A. E.S.P. (ISA or the "Parent Company") was incorporated by Public Deed 3057, Notary 8 Bogota, Colombia on September 14, 1967.

By Public Deed 230 of Notary Public office 1 of, Sabaneta, dated April 4, 1995, the Company was split.

Then, by Public Deed 808, of Notary Public office 1 of Sabaneta, the Company changed its legal nature to satisfy the provisions of Law 142/94. As a result ISA became a public utilities enterprise in the official sector, constituted by public entities as a stock corporation, a national order organization accountable to the Ministry of Mines and Energy, and subject to the Domiciliary Public Utilities Law (Law 142/94). Based on Law 142/94 the Company has amended its Articles of Incorporation, and changed its name to Interconexion Electrica S.A. E.S.P., and has the right to legally use ISA E.S.P. as its short name.

On November 22, 1996, by Public Deed 746 of Notary Public office 1 of Sabaneta, ISA transformed itself from a Governmental Utilities Service Company into a Quasi-governmental Utilities Service Company. This process was completed on January 15, 1997, with private investments.

To date, and as a consequence of changes made to its regulations, Interconexion Electrica S.A. E.S.P., has become a Public Utility Service Company. The company became a nationwide Commercial Corporation, regulated under the jurisdiction of the Ministry of Mines and Energy, in accordance with Law 142/94 of 1994.

ISA participates in: 1) the operation and maintenance of its own transmission network, 2) the expansion of the national interconnection network, 3) planning and coordination of the operation of the national grid resources, 4) administration of the system of exchange and sale of electricity in the wholesale market, 5) system development, activities and telecommunications services, 6) and provides technical services in activities related to its business.

TRANSELCA S.A. E.S.P., is a quasi-governmental Utilities Services Company, incorporated on July 6, 1998. The Company's legal purpose is to act as a carrier for the transmission of energy, to provide coordination and control of the Central Regional Dispatch Office of the National Transmission System and to provide telecommunication services. The corporate address of the Company is the city of Barranquilla, Colombia. The legal duration for its corporate existence is for an indefinite time period. The Parent Company owns 65%.

Interconexion Electrica ISA PERU S.A. is a Peruvian stock corporation, incorporated on February 16, 2001. Its business is power transmission and the operation and maintenance of networks. Its registered office is in Lima, Perú. The Parent Company owns 28.07% of this Company and The subsidiary Transelca S.A. E.S.P. own 54.86%.

Red de Energia del Peru S.A. E.S.P. (– REP-) was incorporated on July 3, 2002, with the participation of the Parent Company, Transelca and Empresa de Energia de Bogota (–EEB-). Its business is power transmission. The Parent Company owns 30% and the subsidiary Transelca owns 30%.

On September 4, 2002, the Parent Company opened a branch in Peru in order to optimize financial costs and those derived from the operation and maintenance contract between ISA and ISA-Peru. The creation of the branch is not transient; the branch is not an independent legal entity and does not engage in any activities other than those of ISA.

On June 27, 2003, by means of Resolution SSDE No. 086/2003, the Superintendency of Electricity of Bolivia granted ISA the concession to construct the power lines Santivañez-Sucre, Sucre-Punutuma and Carrasco-Urubo and all their required substations, as well as, to administer, operate and maintain them for a period of 30 years, commencing from the date of commercial operation. According to conditions in the bid application, and the commitment requirements in its bid, the Parent Company incorporated a new Company, Interconexion Electrica ISA Bolivia S.A. -ISA BOLIVIA-, to build and manage the project. The capital structure of this Company is as follows: ISA (51%), and its subsidiaries, Transelca S.A. E.S.P. (48.99%), and Internexa S.A. E.S.P. (0.01%).

INTERCONEXION ELECTRICA S.A. E.S.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Internexa S.A. E.S.P. ("the Subsidiary") is a quasi-governmental utility, incorporated on January 4, 2000. Internexa's business is the organization, administration and selling of telecommunications services. It began operations on January 1, 2001. Its registered office is in Medellin. ISA owns 99.9998% of this Company.

Flycom Comunicaciones S.A. E.S.P. was incorporated on November 29, 1999. Its business is telecommunications, value-added services and telematics. Its articles of incorporation expire on November 29, 2049. Until 30 September 2002, it was in the preoperating phase. On May 14, 2002 (Deed 268, Notary Public office 1, Sabaneta, Antioquia), the Company changed its name from Firstmark Communications Colombia S.A. E.S.P. to Flycom Comunicaciones S.A. E.S.P. The Parent Company owns 75.04%

The Parent Company registered as an Economic Group at the Chamber of Commerce in October 2001. For these purposes the Parent Company is Interconexion Electrica S.A. E.S.P. –ISA- , and the Subsidiaries are Transelca S.A. E.S.P., Internexa S.A. E.S.P., Flycom Communications S.A. E.S.P, Interconexion Electrica ISA PERU S.A and Red de Energia de Peru S.A.

NOTE 2: BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

2.1 CONSOLIDATION OF FINANCIAL STATEMENTS

2.1.1 PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of ISA (Parent Company), Transelca S.A. E.S.P., ISA Peru, Red de Energia de Peru S.A. (–REP-), Internexa S.A. E.S.P. and Flycom Communications S.A. E.S.P.(the Subsidiaries). All material operations and balances between the Parent Company and subsidiaries were eliminated in consolidation, which was by simple integration. Minority interests in equity and earnings were identified and are reported in the consolidated financial statements.

The figures appearing below were taken from the financial statements of the Parent Company and Subsidiaries as of December 31, 2003 and 2004, reported in accordance with current requirements.

				2003			
		ISA	TRANSELCA	ISA Peru	REP	INTERNEXA	FLYCOM
Assets	Ps	4,314,980	835,632	166,816	801,479	157,107	57,552
Liabilities		1,917,873	253,837	112,625	498,226	42,410	24,049
Equity		2,397,107	581,795	54,191	303,253	114,697	33,503
Net income	Ps	81,453	20,849	3,303	20,083	9,026	(10,206)

				2004			
		ISA	TRANSELCA	ISA Peru	REP	INTERNEXA	FLYCOM
Assets	Ps	4,453,262	908,224	138,146	688,450	145,506	58,614
Liabilities		1,797,363	341,677	90,574	416,728	36,660	38,021
Equity		2,655,899	556,547	47,572	271,722	108,846	20,593
Net income	Ps	140,015	9,563	3,688	10,871	1,897	(13,055)

2.1.2 EFFECTS OF CONSOLIDATION ASSETS, LIABILITIES, EQUITY AND EARNINGS OF THE PARENT COMPANY

		2003		2004	
		Before consolidation	After consolidation	Before consolidation	After consolidation
Assets	Ps	4,314,980	5,482,892	4,453,262	5,542,155
Liabilities		1,917,873	2,757,058	1,797,363	2,578,249
Equity		2,397,107	2,382,591	2,655,899	2,643,173
Minority Interest - Equity		-	343,243	-	320,733

Profit before minority interest		81,453	96,487	140,015	146,854
Minority Interest - Earnings		-	13,486	-	5,178
Results for the year	Ps	81,453	83,001	140,015	141,676

2.1.3 RECONCILIATION OF THE NET INCOME OF THE PARENT COMPANY WITH THE CONSOLIDATED NET INCOME

The reconciliation of the net income of Parent Company with the consolidated net income at December 31, 2003 and 2004, is as follows:

		2003	2004
Net income of the Parent Company	Ps	81,453	140,015
Net income of the Subsidiaries		43,055	12,964
Total		**124,508**	**152,979**
Elimination of amounts affecting consolidated results			
Equity method		(14,207)	(7,639)
Minority interests		(13,486)	(5,178)
Provisions for assets recordered in the equity section		(8,443)	(266)
Income generated from "Right to use" Fibers Optics contracts		(7,477)	-
Elimination of prior years Consolidated Amortization		2,192	1,780
Income from sale of assets between consolidated Companies		(86)	-
Consolidated Net Profit	Ps	83,001	141,676

2.2 CLASSIFICATION OF ASSETS AND LIABILITIES

Assets and liabilities are classified by use or by degree of realization, enforceability or liquidation, in terms of time and amount.
Current assets and liabilities are those which should be received or paid within one year.

NOTE 3: SUMMARY OF THE MAIN ACCOUNTING POLICIES AND PRACTICES

For the process of identification, recording, preparation and disclosure in the financial statements, the Company complies with the accounting principles established by the Colombian General Accounting Office, accounting regulations used by the Superintendency of Public Utilities and complementary regulations issued by the Superintendency of securities.

The principal policies and practices, which the Parent Company and its Subsidiaries have adopted in accordance with foregoing legislation, are as follows:

3.1 FOREIGN CURRENCY TRANSLATION

Transactions in a foreign currency are accounted for at the applicable rates of exchange in force on the relevant dates. At the close of each year, balances of assets and liabilities are adjusted to current exchange rates (See Note 4). Exchange differences resulting from asset balances are included in the Statement of Income as financial income. For liability accounts, only exchange differences that are not attributable to the cost of acquiring assets are transferred to financial expenses. Exchange differences are attributable to the acquisition cost of assets while such assets are under construction or installation, and until they are in a condition to be used.

3.2 FINANCIAL INSTRUMENTS

Financial instruments are defined as any contract which gives rise to financial assets and/or to financial liabilities in a Company, or an instrument of capital in another Company. In the case of ISA Peru and REP, the financial instruments correspond to primary instruments, such as Cash and Banks, Accounts Receivable, Accounts Payable, and Long-term Debts.

3.3 CASH EQUIVALENTS

For the purposes of the statements of cash flows, temporary investments redeemable within the next 90 days are considered to be cash equivalents.

3.4 INVESTMENTS

Investments, other than shares, are initially reported at cost, and adjusted monthly to market value with a credit or charge to the statement of income, based on the present value of future capital and interest flows discounted at a market interest rate, in accordance with parameters established by the General Accounting Office.

Investments in unlisted companies are recorded at cost, plus share dividends. If the equity value of an investment is higher or lower than its book value, a surplus is recorded in the reappraisal of assets, or a provision is made against income as the case may be.

For the purposes of consolidation, the financial statements of the foreign subsidiaries are converted to pesos using the US dollar as the functional currency, applying International Accounting Standard 21 and interpretation SIC-19. Conversions in the financial statements applied the following rules:

• Monetary items are calculated using the closing rate for the month reported;
• Non-monetary items are reported using the exchange rate for the date of the transaction; and;
• Profit and loss items are calculated using the average exchange rate for each reported month.

The recording of currency swap operations is done through setting up a right and an obligation in the asset accounts, according to instructions provided by the Colombian General Accounting Office. A right corresponds to the value of the foreign currency that the Company receives from a third party which can be compensated by the exchange rate in effect for the financial liability in foreign currency. An obligation is the amount that the Company obtains in domestic currency for the swap operation.

3.5 ALLOWANCE FOR DOUBTFUL ACCOUNTS

In the closing period of each quarter, the associated risk of the Accounts Receivable portfolio, and other debts, is examined in order to determine the respective provisions. They are shown in percentages of 10 to 100 percent, according to the type or age of the account.

3.6 INVENTORIES

Inventories are recorded at cost, and their value is reduced to the market value if it is lower, through a provision charged to the Statement of Income. Spares, materials and other consumer items are valued on the basis of weighted averages.

3.7 PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost, which, where relevant, may include (a) financing costs and exchange differences on liabilities in foreign currencies, direct operating costs and administration costs, capitalization of exchange differences is effected until assets are in a condition to be used, and (b) until year 2000, inflation adjustments on costs, excluding exchange differences capitalized and the portion of interest capitalized, which corresponded to inflation. Capitalization is effected until assets are in a condition to be used.

Sale and disposal of these assets are charged against their net adjusted cost, and the differences between the sales' price and net adjusted cost is charged or credited to the Statement of Income.

Depreciation is calculated on a straight - line method on inflation adjusted cost, based on the estimated useful life of the assets. For the purpose of depreciation calculations, the following is the estimated useful life for the assets:

	YEARS
Buildings	50
Lines	40
Substations	30
Fiber Optics	25
Machinery and equipment	15
Telecommunications equipment	15
Office furniture and equipment, laboratory equipment	10
Communication equipment	10
Transport, traction and lifting equipment	10
Dispatch Center equipment (average)	8
Computer equipment and accessories	5

In accordance with CREG Resolution 147, of 2001, the assets related to the Guatape-San Carlos-Ancon Sur transmission line, are being depreciated over a three year-period.

3.8 DEFERRED ACCOUNTS AND OTHER ASSETS

Deferred accounts and other assets include prepaid expenses, deferred charges and other assets. Prepaid expenses include mainly monetary items such as insurance premiums and interest, which are amortized over the term of the policy or the loan.

Deferred charges and other assets include the cost of acquisition of software and rights of way, the cost of preliminary studies and research, expenses incurred during the implementation of the "Shares for Everybody" program, Democratic Security Tax, commissions for the placement of bonds, goodwill, and licenses, from which it is expected that future economic benefits will be obtained. It also includes the deferral of taxes, those which originate due to temporary timing differences between accounting principles and legal provisions.

Software is amortized on a straight-line basis over a maximum of 3 years, except for the SAP R3 Integrated System, which is being amortized over 10 years. The expenses of the "Shares of Stock for Everybody" program are amortized over 5 years. Charges for studies and research are transferred to Construction in Progress when a project is determined to be viable; otherwise they are fully amortized in that year. Rights-of-way, commissions for bond placements and licenses are amortized on a straight-line basis during the periods over which their benefits are expected to be received, in accordance with feasibility studies for recovery. The Democratic Security Tax is amortized over 5 years, the maximum term allowed by the General Accounting Office. Regarding, Democratic Security Taxes, The Nation's General Accounting Office issued Circular #038 in September 2003, which allowed all companies regulated under the General Public Accounting Plan to pay their taxes, over an extended period, not to exceed the due date of December 31, 2007.

3.9 REAPPRAISAL OF ASSETS

The reappraisals of assets, which form part of equity, include the following:

3.9.1. The excess of the economic valuation of the principal components of property, plant and equipment, as valued by independent appraisers for real property and transportation equipment, according to the market value, and for other assets, based on technical studies conducted by Company employees, over net book cost. These valuations are made at least every 3 years, Recorded amounts for real assets are evaluated every two years, or when market conditions indicate that such amounts have materially changed. (See note 11).

3.9.2 The excess of equity value of permanent investments over net cost.

3.10 INCOME TAX

The provision for income tax is determined by using estimated calculations to approximate the amount of taxable earnings.

It is accounted for as a deferred tax liability. The amount is calculated based on the lowest current tax obligation for the current year. This amount is derived from the difference between the depreciation and amortization; calculated using the tax accounting methodology as compared to the amounts calculated using generally accepted accounting principles.

This deferred tax Asset represents the temporary differences which generate a higher amount of the current tax liability when using generally accepted accounting principles. Basically, this is represented by the legal inflation adjustments on nonmonetary depreciable assets and in the balance provisions for noncollectable accounts receivable and retirement pensions.

3.11 LABOR LIABILITIES

Labor liabilities are adjusted at the end of each period on the basis of the law and current collective agreements. An actuarial study is made each year to establish pension liability. Pension Payments of pensions are charged directly to the Satement of Income.

3.12 EMPLOYEE COMPENSATION

The work time compensation for the employees (CTS) of the subsidiaries ISA Peru and REP, is calculated, in accordance with effective legislation. The compensatory rights of the workers must be cancelled by means of making a deposit in a financial institution of the employees choice.

3.13 NET INCOME PER SHARE

Net income per share is calculated on the basis of the weighted-average number of shares outstanding during the year, which was 960,341,683 during 2004 and 2003.

3.14 RECLASSIFICATION TO THE FINANCIAL STATEMENTS.

Some figures included in the Financial Statements, as of December 31, 2003, were reclassified in order to properly present them in the year 2004 financial statements.

3.15 MEMORANDUM ACCOUNTS

Memorandum accounts are mainly composed of loans contracted but not disbursed, assets pledged, the administration of third-party accounts (including the administration of the Commercial Settlement System and the administration of accounts charging for the use of STN-LAC), contingencies originating in claims made by or against ISA, and guarantees granted by loan agreements. They also include fully depreciated assets, assets received on financial leases, hedging operations and the differences between book and fiscal accounts.

Non-monetary memorandum accounts were adjusted for inflation until December 31, 2000 and charged to a matching memorandum account.

3.16 RECOGNITION OF INCOME, COSTS AND EXPENSES

Income, costs and expenses are recorded on an accrual basis. Income from the provision of services for use of the National Transmission System (STN), connection to it, and the coordination and dispatch of the grid, the administration of the Commercial Settlement System (ASIC), and the setting and clearing of Accounts for use of the National Transmission System (LAC), are recorded during the period of the contract, or when services are provided. This income is regulated by CREG.

In Peru the charge for the service is billed at a rate determined by kilowatt – hour usage. The rates are established by the Commission of Energy Tariffs. The service rate is added to the base amount to create the new rate. The Commission of Energy Tariffs is a technical body which is decentralized from the Energy and Mining sector, and it has functional, economic, technical and administrative autonomy. Similarly, the income for the transmission of energy is recognized when it happens. The income is based on the tariff regime that includes the rate of return on the investment and the repayment of standard costs of operation and maintenance.

3.17 USE OF ESTIMATES

For the preparation of the consolidated financial statements, and in accordance with generally-accepted accounting principles, certain estimates must be made which affect assets, liabilities, income, expenses and costs reported for the periods. The final result may be different from these estimates.

3.18 MATERIALITY

Recognition and presentation of economic events depend on their relative importance.

An economic event is material where, due to its nature or amount, or its degree of public knowledge, and taking into account the circumstances, may significantly alter the economic decisions of information users.

When preparing the financial statements, materiality for the purposes of presentation was determined in terms of 5% of total assets, current assets, total liabilities, current liabilities, working capital, equity or income.

3.19 OPERATION AND ADMINISTRATION TYPE LIMITATIONS OR DEFAULTS

During years 2003 and 2004, no Operating or Administrative limitations or defaults were found that would affect the normal accounting processes, or the consistency and reliability of the accounting figures.

NOTE 4: ACCOUNTING INFORMATION

FOREIGN CURRENCY OPERATIONS

Current basic regulations allow free negotiation of foreign currencies through banks and other financial intermediaries, at exchange rates that fluctuate according to the offer and demand of the currency market. Nonetheless, most transactions in foreign currency still require official approval.

Operations and balances in foreign currency are converted at the exchange rates in force, as certified by the Superintendent of Banking, and used for the preparation of the financial statements at December 31, 2003 and 2004. The exchange rates used, expressed in Colombian Pesos, were as follows:

CURRENCY	SYMBOL	2003	2004
US Dollar	US$	2,778.21	2,389.75
Euro	EUR	3,483.04	3,251.97
New Soles (Peruvian Currency)	PEN	800.64	728.58
Unit of account *	UAV	4,519.87	4,024.64

* Unit of Account: this is the variation in the total value of the IDB basket of currencies, originating in market fluctuations of exchange rates in the currencies in the basket, with reference to the Dollar.

INTERCONEXION ELECTRICA S.A. E.S.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, the Companies had the following foreign currency assets and liabilities, expressed in thousands of equivalent US Dollars:

		2003	2004
Assets:			
Cash	US$	17,374	26,013
Fixed-yield investments		5,489	2
Account receivable related parties		-	5
Accounts receivable		21,964	34,434
Total current assets		**44,827**	**60,454**
Societies investments		-	23,266
Accounts receivable		-	3,509
Hedging operations		-	93,337
Total non-current assets		**-**	**120,112**
Total assets		**44,827**	**180,566**
Liabilities:			
Current portion of notes payable to banks		66,888	72,754
Accounts payable		8,374	129,075
Related parties		-	3,828
Other provisions		2,796	-
Current liabilities		**78,058**	**205,657**
Long-term Liabilities		276,269	87,670
Related parties		6,090	-
Accounts payable		4,793	36,561
Non-Current liabilities		**287,152**	**124,231**
Total liabilities		**365,210**	**329,888**
Net position	US$	**(320,383)**	**(149,322)**

The application of accounting regulations to exchange differences gave rise to the following exchange rate differences in Pesos, which were accounted as shown below:

		2003	2004
Financial income	Ps	31,067	99,678
Financial expense		(56,516)	(141,480)
Total exchange difference	Ps	**(25,449)**	**(41,802)**

NOTE 5: CASH AND TEMPORARY INVESTMENTS

Cash and temporary investments on December 31 consisted of the following:

		2003	2004
Cash:			
Cash and banks (1) y (3)	Ps	164,775	176,286
Temporary investments:			
Investments deposits		13,572	10,589
Term deposits (2)		55,059	97,887
Other fixed – yield investment		18,200	36,145
		86,831	144,621
Total cash and temporary investments	Ps	251,606	320,907

(1) On December 31, 2004, cash restricted was Ps48,425 (2003, Ps44,521) for exclusive use in the management of the national grid (STN) and the Commercial Exchange System (SIC), as a result of the application of CREG Resolution 70/99 for the management of guarantees and balances from the receipts of taxes in the Financial Support Fund for Non-Interconnected Areas (FAZNI), Financial Support Fund for The Electrification of Interconnected Rural Areas (FAER) and The Social Energy Fund (FOES), are set aside for the support of electrifying the non-interconnected Areas. This bank account had a balance, on December 31, 2004, of Ps24,529 (2003- Ps66,190) and the balance in the bank account for the

accounting of International Energy Transactions (TIES) was Ps21,346 (2003-Ps32,131) and the Bank Reserve balance for the Delegated Administration is in the amount of Ps20,976.

(2) The subsidiary, REP, as of December 31, 2003, was subject to deposit restriction, in the amount of US$1,655,217, with an interest rate of 1.20%. This deposit restriction has an expiration date of September 2010. This deposit restriction is used as a reserve for the service of loan contract made with Citibank N.A. of Peru – Lima Branch.

(3) Includes the accounts of the subsidiary, ISA Peru, with Citibank N.A., Lima Branch, related to the restricted bank account, which provides the collateral -used to guarantee a loan, in the amount of Ps11,947 (2003-Ps12,681).

NOTE 6: PERMANENT INVESTMENTS

The composition of Permanent Investments at December 31 was as follows:

		2003	2004
Shares:			
FEN S.A. (1)	Ps	5,755	5,879
ISA Bolivia (2)		3,681	58,843
Transnexa		190	162
Others		15	14
Total Investments in Shares		**9,641**	**64,898**
Trust rights (3)		34,404	26,290
Hedging operations (4)		(32,250)	(72,290)
		2,154	(46,000)
Total permanent investments	Ps	11,795	18,898

(1) The investment is represented in 33,160 shares equivalent to an interest of 0.7884% in the Company. FEN is a national-order financial entity incorporated by Law 11/82, a public stock corporation accountable to the Ministry of Mines and Energy, whose principal business is to act as the financial and credit arm of the energy sector.

(2) The financial statements of ISA Bolivia are not included in the consolidation, they are still in a pre-operating stage.

(3) The balance of trust rights represents the formation of a trust to improve the circulation of the Company's preferred shares, and the value of the shares of stock received from Electricaribe in satisfaction of the amounts it owed.

(4) At the close of business for year 2004, the registered value of the hedging operations amounted to Ps(72,290) and 2003 Ps(32,250), which corresponds to interest (cost) of Ps12,669 (2003- Ps12,860) and an exchange rate difference of Ps59,163 (2003 – Ps18,815). This amount originated due to a currency swap with BNP and the two new currency swaps performed with Bancolombia and Corfinsura and the exchange rate difference in the forward operations for Ps428.

NOTE 7: ACCOUNTS RECEIVABLE

The balance of accounts receivable on December 31 was as follows:

		2003	2004
Customers:			
Electricity services	Ps	199,101	186,451
Telecommunications (1)		53,743	49,323
Other customers		13,432	-
		266,276	**235,774**
Interest receivable:		**46,273**	**19,409**
Employee loans (2)	Ps	**18,981**	**35,905**
Advances:			
Taxation (3)		38,037	26,058
From assets and services		1,976	1,572

INTERCONEXION ELECTRICA S.A. E.S.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Other		1,996	1,192
		42,009	**28,822**
Other debtors:			
Notes receivable		8,008	22,988
Municipality of Montelibano		6,862	6,102
Other account receivable for FAZNI, FAER and FESI		22,095	8,630
Claims		10,205	-
Miscellaneous		18,420	2,251
		65,590	**38,847**
Total debtors		**439,129**	**358,757**
Less - allowance for doubtful accounts (4)		(92,308)	(52,578)
Net debtors		**346,821**	**306,179**
Less long-term portion			
Customers		38,083	37,098
Loans		13,365	20,158
Value-added tax balance		17,619	9,491
Receivable Instruments Guaranteed by the Government		8,008	21,864
Other Long-term Accounts Receivable		4,233	617
Total long-term accounts receivable		**81,308**	**89,228**
Total short-term accounts receivable	Ps	**265,513**	**216,951**

(1) In 1997 an alliance was formed between ISA and telecommunications companies for the joint development of a fiber optic network joining Bogota, Cali and Medellin in order to improve the national telecommunications system. A high proportion of the installation used the ISA electricity infrastructure and the other members of the alliance will be billed for this.

(2) Employee receivables correspond to housing loans, vehicle-purchase loans and other loans, granted at 6% and 8% interest per year, for terms of 10 or 12 years.

(3) Includes Ps10,414 (2003- Ps7,343) for sales tax paid on the nationalization of goods associated with transport and the acquisition of property, plant and equipment, which will be deducted from income tax. Since January 1, 1999, and in accordance with Law 488/98, sales tax on the acquisition of locally produced goods may be considered as a deduction from the income tax liability.

Additionally, to December 31, 2004, it includes Ps11,947 (2003- Ps22,732) attributable to the subsidiary, ISA Peru. This amount corresponds to a claim to the National Superintendent of Tax Administration (SUNAT) for a fiscal credit based on General Sales Taxes paid, which relate to the acquisition of goods and services. The claim makes use of the benefit in the tax regime for the anticipated recovery of the general sales tax (IGV). By means of a Resolution of the Superintendence (SUNAT), they, declared, the original request to be partly in error. Sunat reimbursed the Company for the IGV paid for the period May through July, and gave no consideration to reimbursement for the months of August and September, 2002. On October 29, 2003, the subsidiary presented a claim to SUNAT. To date, SUNAT has not responded. For this reason, since October, 2004, ISA Peru has been applying a credit of approximately $291to its monthly IGV payments.

(4) The increase in the provision for doubtful accounts was done in accordance with the policies established by the Parent Company. During 2004, the provision for doubtful accounts was affected by some additions, which were charged to the final results for the year, in the amount of Ps8,111 (2003- Ps56,745). These charges were basically represented by the balances of accounts, which were due from some of the Energy companies. Additionally, there were some payments received, in the amount of Ps41,300, in year 2004 (2003- Ps7,913) and the transfer to other assets of the provision of SAC Colombia in the amount of $6.540, done in accordance with a letter agreement signed with this company.

The composition and due dates for receivables from customers on December 31 (capital only) is as follows:

		2003	2004
Shareholders:			
Empresas Publicas de Medellín (EPM)	Ps	11,355	10,778
Empresa de Energia del Pacifico (EPSA)		1,821	1,787
Central Hidroelectrica de Caldas (CHEC)		2,006	1,373
Empresa de Energia de Bogota (EEB)		31	27
Total shareholders		**15,213**	**13,965**
Other customers		251,063	221,809
Total	Ps	**266,276**	**235,774**

The classification of these receivables by due date is as follows:

		2003	2004
Current	Ps	213,716	187,784
Overdue 1 to 90 days		9,458	2,931
Overdue 91 to 180 days		1,620	965
Overdue 181 to 360 days		24,183	32,434
Overdue more than 360 days		17,299	11,660
Total	Ps	**266,276**	**235,774**

Accounts receivable are mostly from electric distribution sector companies to whom the Parent Company mainly provides a connection service and the use of the National Transmission System. The Companies bill interests on overdue accounts to clients at the maximum rate allowed by law, which was 29.54% and 29.72% in 2003 and 2004, respectively.

The electricity companies in the Atlantic Coast sector Electrobolivar, Electrosucre, Electrochocó, Caucasia and Electrotolima are in the process of liquidation with the Superintendence of Public Utilities. As of December 31, 2004, the Parent Company was owed Ps11,618 (2003- Ps17,064), which included past due interest. The total amount of these pending obligations has been provisioned for 100%. In order to recover these receivables, ISA is making arrangements with the Colombian government for their collection. For this group of companies, the ordered accounts have accrued interests which are in arrearage, in the amount of Ps4,317.

CEDELCA, ENELMAR and EMCALI were intervened by the Superintendence of Public Utilities. They owed the Company Ps9,831 (2003- Ps11,704), which includes past due interest. The total amount of these pending receivables has been provisioned for. With CEDELCA, ISA has made a settlement agreement; in the amount of Ps4,596, with EMCALI, the Company is working towards a settlement agreement with the National government, in the amount of Ps2,071.

TERMOCARTAGENA is in the process of restructuring, as provided for by Law 550, and authorized by the Superintendence of Public Utilities. TERMOCARTAGENA owes ISA Ps1,303 (2003-Ps1,478).

At December 31, 2004, Transelca recorded a charge against capital and interest in the amount of Ps 5,913 and Ps15,195, respectively, for the accounts receivables due from the electric distribution companies, corresponding to the court's judgment regarding the services of connection to STN. At the close of 2004 the litigation was still pending. The balance of the accounts receivable was Ps10,095, excluding any accrued Interest.

INTERCONEXION ELECTRICA S.A. E.S.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8: INVENTORIES

On December 31, inventories were as follows:

		2003	2004
Short – term inventories:			
Materials	Ps	19,047	15,895
Construction in progress		1,907	235
Less provision		(2,655)	(1,214)
Short- term inventories		**18,299**	**14,916**
Materials for the provision of services		62,209	63,868
Long- term inventories (1)		**62,209**	**63,868**
Total inventories	Ps	**80,508**	**78,784**

(1) Given the nature of the Parent Company 's assets, many spare parts are necessary to maintain them. Some of these spare parts are hard to get in the market place and have long delivery times. Therefore, it is necessary to have a large stock of inventory in order to guaranty continuity of service.

NOTE 9: PROPERTY, PLANT AND EQUIPMENT

The balance of property, plant and equipment on December 31 was as follows:

		2003	2004
Networks, lines and cables	Ps	1,958,820	1,892,813
Plants and ducts		1,572,823	1,628,932
Buildings		69,768	72,017
Machinery and equipment		88,096	84,365
Communications and computation equipment		33,058	34,884
Equipment and materials in stock		2,859	3,112
Transport, traction and lifting equipment		7,837	7,472
Office equipment, furniture and fittings		13,228	12,997
Communication roads		260	265
Land		24,537	24,470
		3,771,291	**3,761,327**
Less accumulated depreciation		1,005,634	1,122,786
		2,765,657	**2,638,541**
Less provisions		-	1,906
		2,765,657	**2,636,635**
Construction in progress		432	39,256
Machinery, plant and equipment under construction		26,418	36,713
Total property, plant and equipment	Ps	**2,792,507**	**2,712,604**

Disposals and sales of property, plant and equipment during the year generated a loss of Ps1,056 (2003-Ps225). The movement of accumulated depreciation during 2004 includes an expense amounting to Ps132,048 (2003-Ps124,584) of which Ps100 (2003- Ps505) was capitalized to construction in progress and Ps131,948 (2003- Ps124,079) was charged to the income statement. Further, depreciation withdrawals of Ps13,259 (2003- Ps670) were effected.

INTERCONEXION ELECTRICA S.A. E.S.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10: DEFERRED CHARGES AND OTHER ASSETS

The balance of deferred charges, and other assets on December 31, was as follows.

		2003	2004
Current:			
Prepaid expenses	Ps	16,030	15,369
Deferred income tax		11,571	2,586
		27,601	17,955
Non-current:			
Deferred charges:			
Deferred income tax	Ps	27,134	72,555
Organization and start-up expenses		12,437	11,879
Democratic Security Tax		17,548	10,537
Assets received in lieu of cash and accepted as payment (1)		-	8,287
Studies and research (2)		14,105	4,983
Civic action		13,557	-
Fiber optics usufruct		1,288	-
Bond placement commission		9,539	-
Other deferred charges		8,254	5,555
Less – accumulated amortization		(2,602)	(2,594)
		101,260	111,202
Intangibles:			
Software		27,523	39,176
Licenses		47,049	43,469
Rights of way		20,614	25,892
Rights (3)		734,300	658,094
Inflation adjustments		11,505	5,887
Less amortization		(65,320)	(95,113)
Total intangibles		775,671	677,405
Sundry		4,714	-
Total deferred charges and other assets	Ps	881,645	788,607

(1) This corresponds to the value of the shares of stock in Electrocaribe and Electrocosta which were received in lieu of cash payment.

(2) Includes the designs and studies for the UPME's Primavera-Bacata- and Ocaña-Psey-Bolivar construction project. With these projects, the interconnection of the country is improved and hastens the development of the domestic electric market in the Andean Nations Community (CAN), with future developmental goals towards Central America. In year 2004, CREG accepted ISA's bid to design, purchase supplies, construct, operate and maintain these projects.

(3) It includes the payment made by the subsidiary, REP, to the Peruvian Government, in order to obtain the Concession which was awarded for the ElectricTransmission System, ETECEN-ETESUR. The concession will be amortized during the term of its use, which is 30 years. Additionally, it includes the direct and indirect costs of REP's work on the Zorritos Zarimilla transmission line, the replacement of conductors in the Lima-Chimbote transmission line and compensation for the reactivating 30MVA of the System.

NOTE 11: REAPPRAISAL OF ASSETS

In year 2004, a technical study of real assets was made in order to comply with Circular #045, of 2001, issued by the Nation's General Accounting Office. The recorded amount of the other assets was determined, based on the technical estimation that was done for year 2002, as updated for December 31, 2004.

In 2002 the professional appraisals were updated and the method of valuation was changed from the salvage value method to the replacement cost method with straight-line depreciation. This consists of determining the current value of equipment in use starting with the real cost of an asset of the same characteristics to provide the same service (As New Replacement Value) affected proportionally over useful service life remaining in relation to useful service life established. This criterion was applied to all special-purpose assets in ISA operations, i.e. in transmission (use and connection), the dispatch center and telecommunications.

NOTE 12: OUTSTANDING DEBENTURES

The balances at December 31 were as follows:

Tranche	Currency	Series	Term (YEARS)	Rate		2003	2004	Matures
1	PS	B	7	DTF + 3.4%	Ps	35,000	35,000	2006
2	PS	A	7	DTF + 2.4%		72,250	72,250	2006
2	PS	B	7	CPI + 10%		29,312	29,312	2006
2	PS	C	10	DTF + 2.5%		59,700	59,700	2009
2	PS	D	10	CPI + 10%		30,879	30,879	2009
3	PS	A	10	CPI +8.10%		130,000	130,000	2011
1	PS	C	10	CPI +7.5%		35,000	35,000	2012
1	PS	C	10	CPI +7.5%		62,000	62,000	2012
1	PS	A	7	CPI +7.0%		16,000	16,000	2009
1	PS	A	10	CPI + 6.14%		-	50,000	2011
2	PS	B	10	CPI+ 6.95%		-	50,000	2019
1	US$	A	10	5.75%		83,537	71,693	2013
2	US$	-	10	5.125%		55,692	52,787	2013
3	US$	A	12	7.75%		-	33,934	2016
3	US$	B	12	7.625		-	13,861	2016
5	US$	A	10	Libor +2.56%		-	71,693	2014
Program section 1	PS	-	7	CPI +7.0%		-	100,000	2011
Program section 2	PS	-	12	CPI +7.3%		-	150,000	2016
Program section 3	PS	-	15	CPI +7.19%		-	108,865	2019
Capitalized interests						4,575	8,596	
TOTAL					Ps	613,945	1,181,570	

REP's general shareholders' meeting held on November 13, 2002, authorized the sale of Corporate Bonds in a value equivalent to US$ 130 million. This sale to be underwritten either at one time or in several underwritings. By means of a Resolution of General Management of CONASEV no. 046-2003- ef/94.11 of June 23, 2003, the Public Registry of Securities approved the filing of the bond underwriting in the amount of US$ 100 million. The registering of the program for the sale of corporate bonds was denominated as "First Bond Program - Energy Network of Peru". It was then decided that the sale of corporate bonds denominated as "First one Program - Energy Network of Peru '" would be underwritten in a maximum amount of US$ 50 million.

On July 14, 2003, the subsidiary, REP, carried out the first sale of Series A Corporate Bonds, in the amount of US$ 30 million. The issue was fully subscribed. The proceeds obtained from this sale were used to retire a senior loan of US$ 25 million, and the related amortization of the loan with the Credit Union, in the amount of US$ 5 million.

By means of a Resolution of the General Management of CONASEV No. 081-2003-ef/94.11 of October 23, 2003, the approval of the corporate bond issue, denominated as "Second Sales of the First Program of Bonds - Network of Energy of the Peru '"was granted. The maximum value of this new underwriting, to be equivalent to US$ 20 million. On November 10, 2003, REP carried out the Second Sale of unique Series of Corporate Bonds. The issue was fully subscribed. The pending balance of amortization is readjusted with the Constant Present Value. The proceeds obtained from the second sale were used for the retirement of the loan balance with the Credit Union, in the amount US$ 20 million.

By means of a Resolution of the General Management of CONASEV, No. 057-2004-ef/94.11, of June 23, 2004, the approval of the corporate bond issue, denominated as "Third Sale of the First Bond Program – Energy Network of Peru '" was granted. The maximum value of this new underwriting to be equivalent to

INTERCONEXION ELECTRICA S.A. E.S.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

US$ 50 million. On July 19, August 20, November 30, of 2004, REP carried out the third and fifth sales of Series A and B Corporate Bonds, in the amounts of US$14.2, US$5.8 and US$30, respectively. The bond issue was fully subscribed.

As of December 31, 2004, REP's Fourth Corporate Bond sale was deslisted.

The bonds of the subsidiary, REP, have a redemption term of 10 years, with an option on the part of the Company to redeem them, partially or in total, after the fourth year. The interest is paid quarterly.

The accrued interest and commission charges on the bonds, during year 2004, were Ps100,733 (2003 – Ps74,578), which were registered as expenses.

NOTE 13: NOTES PAYABLE TO BANKS

The balance of notes payable to banks on December 31 is composed of the following:

Credit lines	Currency	Interest Rate	Guarantee	2003	2004
Local Financial Entities:					
Davivienda 01-2002	PS	DTF + 3.50%	(5)	40,000	26,000
FEN 10514	PS	DTF + 4.1%	(5)	40,800	20,400
Corficolombia	PS	DTF +5.5%	(3)	-	12,000
Lloys	PS	DTF +2.75%	(5)	-	11,000
Bancolombia	PS	DTF + 3.5% to 5.5%	(3)	50,765	10,800
Banco Popular	PS	DTF +3.0%	(5)	-	10,300
Banco de Occidente	PS	DTF +5.5%	(3)	-	10,149
Banco de Bogota	PS	DTF +5.5%	(3)	-	9,167
FEN	PS	DTF + 2.5% and 5.1%	(3)	10,712	7,216
Corfinsura	PS	DTF + 4.0%	(3)	25,801	6,500
Banco de Credito	PS	DTF + 5 to 5.75%	(3)	6,700	5,200
Banco Santander	PS	DTF + 2.5%	(5)	-	5,000
Ministerio de Hacienda		US$Libor + 1.25%	(2)	-	4,914
Banco Conavi	PS	DTF +2.2%	(3)	18,400	2,000
NACION ISA (BID 687)		US$ 4.85%	(1)	129,075	-
BBVA 07-2000	PS	DTF + 3.6%	(3)	43,200	-
Leasing Ganadero	PS	DTF + 5.5%	(3)	36,225	-
Banco Granahorrar	PS	DTF + 3.5%	(3)	20,000	-
Colpatria 01-2002	PS	DTF + 3.50%	(3)	20,000	-
Banco de Occidente	US$	DTF +2.75%	(3)	15,000	-
Corfivalle 01-2002	PS	DTF + 3.50%	(3)	6,500	-
Suleasing, Leasing Occidente, Credito	PS	DTF + 6.50%		618	-
				463,796	**140,646**
Foreign Financial Entities					
BIRF-3955-CO.	US$	Libor 6 M + Spread	(2)	309,798	243,348
Banco Continental	US$	Libor + 3.75%	(3)	188,823	97,561
IDB 195 IC/CO.	UAV	7.42%	(2)	102,782	65,955
IFC	US$	8.67% and 8.75%	(3)	69,388	55,610
BIRF-3954-CO.	US$	5.75%	(2)	117,602	44,820
FMO Holanda	US$	8.42% and 8.5%	(3)	28,022	22,410
MEDIO CREDITO CENTRALE	ITL	1.75%	(2)	27,464	21,696
Banco de Credito del Peru		US$ Libor + 4%	(3)	10,675	7,967
Kreditanstalt Fur Wiederaufdau	US$	Libor + 1.5%	(4)	5,389	2,640
Bancolombia Panama	US$	Libor + 5.75%	(3)	556	477
Citybank	PEN	9.25%	(3)	88,598	-

INTERCONEXION ELECTRICA S.A. E.S.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Bayerische Landesbank	US$Libor + 1.25% and 6.8%(4)		7,993	-
			957,090	562,484
Total financial notes payable to banks			**1,420,886**	**703,130**
Less - current portion			383,589	199,519
Long - term debt		**Ps**	**1,037,297**	**503,611**

(1) The guarantee for the Government-ISA loan (IDB 687) consists of the pledge of ISA's revenues from the use of the Grid by Emgesa and Codensa, for an amount not less than 120% of the debt outstanding.
(2) Credits in foreign currencies guaranteed by the Government
(3) Shareholders' equity.

(4) The subsidiary Transelca S.A. E.S.P., has signed 14 notes with the State-Ministry of Finance under the agreement to guarantee payment of the portion of the loan of Bayerische Landesbank G., assumed under Deed 1001 of the Corelca asset transfer.
(5) Non-guarantee.

Loans generated interest expense of Ps88,005 in 2004 (2003- Ps117,535).

On December 31, Notes payable to Banks had balances in the following currencies:

		Balances in original currency (1)			Balances in local currency (million)	
Currency	**Interest**	**2003**	**2004**		**2003**	**2004**
US Dollar	Libor + IBRD Spread	312,118	185,329		867,321	479,744
Unit of account *	Fixed rate 7.42%	22,740	16,388		102,782	65,955
Euros (Italian Lira)	Fixed rate 1.75%	7,885	6,672		27,464	21,697
New Soles		109,873	-		88,598	-
Col Pesos	DTF + 3.15% to 4.1%	334,751	135,734		334,721	135,734
				Ps	1,420,886	703,130

(1) Amounts in currencies other than Colombian Pesos are expressed in thousands.

The due dates of long - term debt at December 31, 2004 follow:

YEARS		VALUE
2006		141,874
2007		82,393
2008		42,706
2009		113,774
2010		64,313
2011 onwards		58,551
	Ps	503,611

COMMITMENTS REGARDING LOANS

The Parent Company has agreed to comply with the following indicators during the life of the loans:

IDB:

- The Parent Company will not assume, without the Bank's approval, any new financial obligations as a result of which: a) The ratio between long term debts, excluding those that have to be covered by its shareholders, and equity capital exceeds 1.2 times and; b) The ratio between its own internal rate of return plus the set aside contribution of its shareholders for the debts is not lower than one (1.2).
- Short-term bank and commercial debt may not be more than 45% of current assets.

IBRD WORLD BANK:

- Maintain for each of the legal tax years, ending after December 31, 1995, a rate, not to exceed 23% of transmission operating expenses to total operating income, excluding FAER.

  The decision to exclude FAER from the calculation of the Total Cash Flow expense indicator regarding operational income resulted in the modification of the total indicator regarding ISA's debts. Was made official by the World Bank through a second amendment to contracts No.3954-CO and No.3955-CO, on December 5, 2003.
- Produce, for each legal tax year, ending after December 31, 1994, internal funds, equivalent to, but not less than 30%, of the annual average capital expense that the Company has, or plans to have, during its current and next tax year.
- Not to acquire any new debts, unless the net income of ISA in the previous year, or during a period of 12 months prior to the acquisition of the debt, is at least 1.2 times and 1.5 times larger than the maximum estimated debt service requirements for the payment of ISA's debt, for the years 2003 and 2004.

FEN:

To maintain the following financial indicators

- EBITDA / Financial expenses not less than 2.0 times.
- EBITDA / Long term debt balance not less than 0.17 times.
- The Administrative, Operational, and Maintenance (AOM) expenses to net exploitation income, indicator, excluding FAER, is not to be larger than 23%. The decision to exclude FAER from the calculation of AOM expense income indicator, was made official by FEN, in communication P-02829, on October 23, 2003.
- Service collections (overdue plus current period): not less than 0.90.

IFC and FMO loans:

During the life of the contracts, the subsidiary ISA Peru may not:

- Declare or pay a dividend or make any distribution of capital or purchase, redeem or acquire its own shares.
- Make agreements with limited partnerships, distribute profits or royalties or any other similar agreement by which the income of the subsidiary are or could be shared with any other person.
- Establish or hold a subsidiary or start or permit a merger, spin-off or absorption by incorporation or reorganization.-
- Engage, assume or allow existing any debt other than that specified in the contract, amongst others.

Commitments of the subsidiary REP

- On December 31, 2004, the subsidiary maintained letters of guarantee and notes of local financial institutions totaling US$70,000,000 (2003- US$78,077,500) millions, in connection with loans received.

- On August 29, 2002, the subsidiary signed an escrow agreement with Banco Continental (trustee) and Bank of Boston (Peruvian Branch) (fiduciary) in guarantee of loans from certain preferential lenders (Banco Continental and Citibank, Lima Branch).

  Under this agreement funds deposited by the customers of the subsidiary in the collection accounts are transferred to the trustor's account on the next working day. If there has been a default, the trustee withholds 25% of flows from the collector accounts until the default is remedied. Also, if the thruster fails to discharge some guaranteed obligation, the trustee will withhold 100% of the funds from the collector accounts in escrow.

The escrow agreement comes into force on the date of signature and remains in operation until the obligations guaranteed have been repaid in full to the lenders, or all rights over assets in the escrow account are extinguished.

- On February 10, 2003, REP signed a contract of Trust of Collection and Administration of Funds Natural Gas of Lima and Callao limited liability Company, Gas Transporter of Peru S.A., Fiduciaria S.A. (fiduciary) and Bank Boston, Branch of Peru (trustee) for the collection of the guarantee of the main network according to the established thing in the concession contract.

NOTE 14: ACCOUNTS PAYABLE

The balance of accounts payable on December 31 was as follows:

		2003	2004
Related parties	Ps	11,224	2,163
Suppliers		25,217	49,809
Contractors (1)		6,950	11,981
Dividends		38,071	23,049
Financial expense		43,244	38,958
Other Accounts Payable		40,001	11,605
Other taxes		18,141	31,360
Total accounts payable		**182,848**	**168,925**
Less: Long – term portion		12,304	22,065
Total Short – term portion	Ps	**170,544**	**146,860**

(1)Basically corresponds to the remaining liabilities of Transelca S.A. E.S.P. to Corelca to defray the expenses of claims derived from the transfer of assets contained in Public Deed 1001 of August 19, 1998; labor claims and payments and claims in progress for the legalization of rights of way. Transelca S.A. E.S.P. pays interest of DTF+3% effective interest rate on the outstanding balances of this debt.

NOTE 15: LABOR LIABILITIES

At December 31 the labor liabilities were as follows:

		2003	2004
Severance and interest	Ps	3,333	722
Vacations		3,248	3,219
Discretionary benefits		4,269	3,265
Bonus		116	3,295
Other		193	444
Total		**11,159**	**10,945**
Short-term portion		**10,316**	**9,993**
Long-term portion	Ps	**843**	**952**

NOTE 16: ACCRUED EXPENSES

At December 31 accrued expenses were as follows:

		2003	2004
Provision for recovery of towers	Ps	1,898	358
Income tax		47,216	56,965
Other provisions (1)		27,182	20,158
Pensions (2)		143,722	148,008
		220,018	225,489
Less: long term portion		129,751	130,724
Total current accrued expenses	Ps	90,267	94,765

INTERCONEXION ELECTRICA S.A. E.S.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(1) For the year 2004, Ps6,737 (2003-Ps9,354) is included, which corresponds to 2.5% of the acquired guarantees with Bancolombia and BBVA Ganadero because of the offer and awarding of Projects, UPME 01 and 02, that have to be paid during construction time. Additionally, Ps5,357 is included for FAER reserves.

(2) Includes a current portion of retirement pensions of Ps10,940 (2003-Ps8,443).

16.1 RETIREMENT PENSIONS

Under the Labor Code, the Parent Company and the subsidiary Transelca are required to pay pensions to employees who satisfy certain conditions of age and length of service. However, the Social Security System (ISS) and the Pension Management Funds have assumed the greater part of this obligation.

The current value for retirement pensions as of December 31, 2003, and 2004, was determined using actuarial studies which comply with the law and specifically with the actual labor settlement agreements. The estimates used were as follows:

	2003		2004	
	ISA	Transelca	ISA	Transelca
Interest rate	4.80%	4.80%	4.80%	4.80%
Future pension and wage increases	7.50%	7.50%	6.85%	6.85%
No. of employees covered	923	277	926	277

Retirement pensions of the subsidiary Transelca at December 31, 2003 corresponds to liabilities derived from the transfer of assets and liabilities of Corelca on August 20, 1998.

During years 2000 and 2001, the subsidiary, Transelca, offered a retirement plan to its workers . As a result of this process, Transelca has pending liabilities, as of December 31, 2002, in the amount of Ps17,972 . This amount will be amortized over an average period of 11 years. This 11-year period corresponds to the time period needed before the employees become eligible to receive Social Security pensions from the Social Security Institute.

On December 31, 2004, the companies had 966 (2003-1,200) active employees, of whom 606 (2003-782) are covered by the pension regime provided for in collective agreements, while the remaining 360 (2003-274) are under the regime of Law 100/93. The actuarial calculation covers active personnel, pensioners and widows or widowers of the Parent Company employees prior to the spin-off, retired personnel with 20 or more years of service with ISA and, as of year 2000, personnel retired with more than 10 and less than 20 years of service.

As of December 31, 2004, the Parent Company had amortized 82.35% (2003- 81.42%) of the projected obligation. The amortization percentage of amortization was 0.93%, which complies with the law, as stated in decree 051 of 2003, in which it is allowed to distribute the amortization percentage of the actual calculation as of December 31, 2002, through year 2023, in a straight-line form.

The movements of the actuarial calculation and the deferred liability at December 31 are as follows:

		Projected liability	Deferred cost	Net liability
Balance at December 31, 2002	**Ps**	**177,702**	**(47,625)**	**130,077**
Plus - increase in actuarial calculation and payments		50,734	(49,854)	880
Amortization and payments for the year		-	33,277	33,277
Pensions payments		(14,292)	(6,094)	(20,386)
Balance at December 31, 2003		**214,144**	**(70,422)**	**143,848**
Plus- increase in actuarial calculation and payments		32,330	(34,810)	(2,480)
Amortization and payments for the year		-	21,878	21,878

Pensions payments		(15,238)	-	(15,238)
Balance at December 31, 2004	**Ps**	**231,237**	**(83,355)**	**148,008**
Less current portion				17,284
Long – term portion				**130,724**

In year 2004, Court Judgment C-754/04, was rendered by the Constitutional Court. The Court ruled that Article 4, of Law 860, of 2003, was not valid and left the prior Transition Tax Regime intact. The Court Order allowed ISA to recover costs and actual pension expenses, in the amount of Ps2,675.

16.2 INCOME TAX

For the years ended on December 31 2003 and 2004, the legal provision for the income tax rate was 35%. Law 788 of 2002, created an additional increase in taxes in the amount of 10%. This additional tax will end in year 2006.

The income tax return for 2003 is pending review and acceptance by the tax authorities.

During tax year 2004 the Colombian tax authority (DIAN) finished the indictment process for tax year 2002, regarding the exempt income and constitution of reserves in Article 211 of the tax regulations, required to determine the applicability. The conclusion of the Administrative Tax Hearing ended in a mutual agreement, in accordance with the administrative processes, as established by Article 39 of law 863, of 2003. The resulting agreement allowed ISA to recognize expenses of the previous years, in the amount of Ps12,536. This amount is equivalent to 40% of the highest amount of the difference in taxes contested for year 2002 (see note 23).

In year 2004, ISA recognized the deferred tax credit to reflect the temporary differences in the inflation adjustments of non monetary assets which were subject to depreciation. This is an application of accounting principles and not a tax accounting methodology. This process generated lower tax expense for the period, resulting in a decrease in taxes, in the amount of Ps30,874.

According to Peruvian tax law, income tax is 27% of net taxable profit adjusted for inflation, as prescribed in Decree 797.

For the six month period ending December 31, 2002, and the entire years ending December 31, 2003, and 2004 the tax authorities may review REP's tax returns. Upon final determination of tax obligations, any amounts that exceed the amounts provided for to cover tax obligations will be recorded for the appropriate years. As of December 31, 2004, REP had been notified by the National Superintendent of Tax Administration that they were commencing an examination of the Tax Return filed for year 2003.

NOTE 17: OTHER LIABILITIES

Other liabilities were as follows on December 31:

		2003	2004
Short - term			
FAZNI, FAER and FOES collections due to third parties	Ps	66,190	33,160
MEM Guarantee deposits		34,362	40,657
Collections due to third parties – TIE		31,848	21,346
Sale income received in advance		5,408	5,240
Delegated management of Colombia- Venezuela interconnection		24,609	20,934
MEM funds pending application		10,286	7,817
Other		12,109	-
Total short-term		**184,812**	**129,154**
Long – term			
Deferred taxes		71,053	96,486

Sale income received in advance		2,417	-
Deferred income		41,793	46,357
Other related parties		-	7,105
Defered credits		5,204	4,844
Other		2,923	4,244
Total long-term	PS	123,390	159,036

NOTE 18: EQUITY

Subscribed capital at December 31, was distributed as follows:

2003

Shareholders	No. of shares	Value (million)	%
Republic of Colombia	569,472,561	18,679	59.2990
Empresas Publicas de Medellin E.S.P. (EPM)	102,582,317	3,365	10.6819
Empresa de Energia de Bogota (EEB.)	21,567,602	707	2.2458
Central Hidroelectrica de Caldas S.A. (CHEC)	1,460,366	48	0.1521
Empresa de Energia del Pacifico S.A. (EPSA)	37,350,610	1,225	3.8893
Fondo de pensiones obligatorias Proteccion	21,212,812	696	2.2089
Others	206,695,415	6,779	21.5231
Shares outstanding	**960,341,683**	**31,499**	**100.00**
Shares repurchased	17,820,122	585	
Total subscribed and Paid Capital	**978,161,805**	**32,084**	

2004

Shareholders	No. of shares	Value (million)	%
Republic of Colombia	569,472,561	18,679	59.2990
Empresas Publicas de Medellin E.S.P. (EPM)	102,582,317	3,365	10.6819
Empresa de Energia de Bogota (EEB.)	17,535,441	575	1.8261
Central Hidroelectrica de Caldas S.A. (CHEC)	1,460,366	48	0.1521
Fondo de pensiones obligatorias Proteccion	28,177,314	924	2.9340
Fondo de pensiones obligatorias Colfondos	12,509,059	410	1.3026
Others	228,604,625	7,498	23.8044
Shares outstanding	**960,341,683**	**31,499**	**100.00**
Shares repurchased	17,820,122	585	
Total subscribed and Paid Capital	**978,161,805**	**32,084**	

RESERVES

- LEGAL RESERVE
  The law requires the Company to appropriate 10% of annual net income as a legal reserve until the balance of the reserve is equal to 50% of subscribed capital. This mandatory reserve may not be distributed prior to the liquidation of the Company, but may be used to absorb or reduce net losses. Any balance of the reserve in excess of 50% of subscribed capital is at the disposal of the shareholders.

- RESERVE FOR TAX LAW PROVISIONS
  The General Meeting approved this reserve from net income, in compliance with Article 130 of the Tax Code, in order to obtain tax deductions for depreciation in excess of book depreciation. According to the regulations, this reserve may be released as, and when, the depreciation subsequently booked exceeds the depreciation charged each year for tax purposes, or the assets which generated the higher allowances are sold.

- RESERVE FOR PROTECTION OF EQUITY

  On March 26, 1999, the General Meeting approved this as a voluntary reserve in accordance with Article 47 of the by laws. This voluntary reserve was ordered so that the Company could retain its solid financial position, and maintain the financial indicators required by the rating agencies, in order to obtain the investment grade rating, and to comply with contractual commitments made with lenders, On March 29, 2004, a dividend of Ps58,378 (2003-Ps31,311) was approved to be distributed from this reserve.

- RESERVE FOR REPURCHASE OF OWN SHARES
  Shareholders´ meeting of March 22, 2001 approved a special reserve for the repurchase shares, held by the Closed Value Fund, which was created to add liquidity to ISA shares, for Ps8,500 and is a special fund to repurchase shares held by EEPPM supplemented by a transfer from the equity stabilization reserve, for Ps38,100.

- RESERVE FOR REHABILITATION AND REPLACEMENT OF NATIONAL TRANSMISSION SYSTEM ASSETS.
  The annual shareholders meeting, held on March 30, 2000, approved a reserve of Ps24,933 for the rehabilitation and replacement of all the domestic transmission system assets, and as of March 18, 2002, they had approved an additional reserve of Ps12,502.

- EQUITY REVALUATION
  Inflation adjustments on equity accounts have been credited to this account, and charged to the statement of income. They were recognized as of December 31, 2000. This amount will not be distributed to shareholders, but can be used to increase the net capital.

ADDITIONAL PAID - IN CAPITAL

The additional paid-in capital is the excess of the sales price over the par value of the shares subscribed.

RECEIVED FOR PROJECTS

This account represents amounts that the Government has delivered for the construction of the first circuit of the 500-Kw line to the Caribbean Coast.

NOTE 19: MEMORANDUM ACCOUNTS

The balance of memorandum accounts at December 31 was composed of the following:

		2003	2004
Debtor:			
Fiscal debtors – Surpluses	Ps	104,372	197,919
Other contingent rights		43,325	54,157
Other debtor accounts: control		440,558	489,793
Fully depreciated assets		85,545	-
Leased assets		21,795	-
Effect of the application of resolution 364/01		465,695	633,966
Total debtor accounts	Ps	1,161,290	1,375,835
Creditor:			
Claims and lawsuits		873,184	858,523
Effect of the application of resolution 364 de 2001		84,141	154,601
Assets in guarantee		157,205	-
Fiber optics usufruct		147,151	-
Fiscal		133,771	180,030
Guarantees and endorsements		75,734	-
Loans pending drawdown		294	-
Agreements by availability optical fiber		-	372,944
Other contingent liabilities		1,971	424,089

Other creditor accounts: control		264,990	3,789
Total creditor accounts	**Ps**	**1,738,441**	**1,993,976**

19.1 CLAIMS AND LAWSUITS

The following is the information regarding litigation in which the Parent Company and Subsidiaries are parties:

a. As of December 31 2004 ISA has sued Electrificadora del Atlantico, Electrificadora de Sucre, Eletrificadora de Bolivar, Electrificadora de Cordoba and Empresa de Energia de Magangue for default interest on billings for the use of the Grid, and the Energy Pool, for a total of Ps15,453 (2003-Ps22,216).

b. Cundinamarca Administrative Tribunal, first Section. The Superintendency of Public Utilities has been sued for Ps1,424 for issuing administrative acts, which impede ISA (ASIC) from exercising its rights to limit power supplies and the collection of billings for the account of Empresas Publicas de Caucasia.

c. Flores III Ltda & Cia. S.C.A. E.S.P. Case 64 for nullity and redress. Flores sued the government, Ministry of Mines and Energy, CREG, ISA and Electrificadora del Caribe S.A. E.S.P. for nullity of CREG Resolution 31 of July 22, 1999 accepting the appeal of Electricaribe S.A. which relieved Electricaribe from paying ISA billings for constrains imposed by the 220-110kw self-transformer, and the administrative act presumed from failure to answer within the legal to the request for revocation of the Resolution, with an award of Ps2,343.

d. Termocandelaria is currently taking legal action against ISA in the Administrative Court of Antioquia. Administrative lawsuits of Nullity and Redress of Rights against ISA, the Nation, the Ministry of Mines and Energy and the CREG, in the amount of Ps20,794 (2003-Ps21,606), have been filed.

e. Central Hidroelectrica de Betania S.A.E.S.P. is taking legal action against ISA in the Administrative Court of Antioquia. Administrative lawsuits of Nullity and Redress against ISA, the Nation, the Ministry of Mines and Energy and the CREG, in the amount of Ps54,610 (2003-Ps54,082) and US$15.3 millions, for charges of capacity, by application of resolutions CREG 077 and 111 of 2000, have been filed.

f. EMGESA S.A. E.S.P. is taking legal actions against ISA in the Administrative Court of Antioquia. Administrative lawsuits of Nullity and Redress against ISA, the Nation, the Ministry of Mines and Energy and the CREG, in the amount of Ps193,662 (2003- Ps180,718) and US$82.4 millions, by application of Resolutions CREG 077 and 111 of 2000, have been filed.

g. Chivor S.A. E.S.P. has sued in the Administrative Tribunal of Antioquia for Administrative lawsuits of Nullity and Redress against the Parent Company, the Nation, the Ministry of Mines and Energy, in the amount of Ps89,008 (2003-Ps71,036), and US$32.5 millions for capacity charges, by application of Resolutions 77 and 111 of 2000.

h. Proelectrica & Cia S.C.A. E.S.P. has sued in the Antioquia Administrative Tribunal for nullity and Redress against the Parent Company, the Nation, the Ministry of Mines and Energy and the CREG in the amount of Ps9,207 (2003-Ps9,017) for capacity charges, by application of Resolutions 77 and 111 of 2000, and 034 of 2001. Market intervention.

i. Termotasajero S.A. E.S.P. is taking legal actions in the Administrative Court of Antioquia for administrative lawsuits of Nullity and Redress against the Parent Company, the Nation, the Ministry of Mines and Energy and the CREG, in the amount of Ps128,848 (2003- Ps128,844), by application of CREG Resolution 034 and 038 of 2001.

The lawsuits for application and charges against the Parent Company as the Administrator of the Commercial Settlement System (ASIC) of CREG's Resolutions No 077 and No 111 of 2000, correspond to the change in methodology by CREG for its calculation, which according to the plaintiff companies, will prejudice them. The same happens with Resolution 034 of 2001, the agents consider that this act considerably lowers their income. In the consideration of these items, ISA acts as representative of a third party in such transactions. Therefore, ISA's equity will not be at stake in those legal processes.

j. The Parent Company has sued Sistep Ltda. and Aseguradora de Fianzas S.A. "Confianza" in a case in Civil court 10, Medellin, for US$1.9 millions plus Ps1,175 for failure to deliver equipment on time for the Yumbo and La Esmeralda substations, and consequential damages.

k. There are also some labor claims and others occurring in the normal course of business, totaling approximately Ps295 on December 31, 2004 (2003- Ps236). Company's Management and its legal advisers consider that the contingency of any loss is remote.

19.2 COMMITMENTS

Information relative to the commitments acquired by the Parent Company and its subsidiaries is presented below.

The subsidiary ISA Peru has the following commitments:

a. On September 2, 2002, ISA PERU signed a share retention agreement with the Parent, Transelca S.A. E.S.P. IFC, FMO and Citibank –Lima. The agreement guarantees full payment and compliance with all obligations to IFC and FMO, and mainly the following:

   - The shareholders have a first pledge over all shares pledged of which they are owners, in favor of the collateral agent, and over all shares acquired or held by the shareholders subsequent to the date of the agreement.

   - The shares pledged include all rights title and interest that shareholders may acquire and includes each and every one of the voting or non-voting shares.

   - The pledge of shares includes the political or economic rights corresponding to the holders of the shares pledged.

b. On August 26, 2002, the subsidiary signed an escrow agreement with the Parent, Transelca S.A. E.S.P. IFC, FMO and Citibank N.A. –Lima. Under the agreement the Bank acts as agent under the Loan Agreements with IFC and FMO. The money pledged guarantees only the guaranteed loans of IFC and FMO, and amongst other things obliges the subsidiary as follows:

   - To transfer all funds earned by the Company and deposited in Citibank-Lima accounts including tariff income or any other payment made under the concession.

   - Citibank N.A. - Lima will be recognized as the only authorized person or entity for the administration of bank accounts and sums deposited.

   - The Company may do no business or operation with part or all of the sums deposited in the bank accounts without the express consent of the secured creditors (IFC y FMO) and/or the collateral agent (on instructions from the secured creditors).

c. On June 24, 2002, the subsidiary signed a Share Retention Agreement with, Transelca S.A. E.S.P. IFC, FMO and Citibank N.A. - Lima placing the following limitations on transfers of shares of the subsidiary:

   - During the 36 months following financial or technical closing neither the Parent nor Transelca S.A. E.S.P. may transfer their shares nor their preference subscription rights to any person except in cases specified in the contract.

   - During 10 years after the closing date, as defined in the Concession Contract, the Parent may not transfer shares if after the transfer it would hold less than 25% of the shares, except as provided for in Section 2.1(b) of the contract.

   - After the expiration of 36 months mentioned in Section (a) neither the Parent nor Transelca S.A. E.S.P. may transfer shares if (i) after the transfer the Parent and Transelca S.A. E.S.P. together own less than 51% of the shares or (ii) they no longer have control over the subsidiary, except in the case provided for in the contract.

AGREEMENT ON RIGHTS TO USE THE UNDERWATER CABLE "ARCOS 1"

Internexa's participation percentage in this cable system is 1.041666%. Internexa's interest was acquired by means of a property agreement. This underwater cable is called ARCOS. ARCOS is designed topographically in the form of a ring as it connects 8,600 km of fiber optical cable to the United States, Bahamas, Turk & Caicos Islands, Dominican Republic, Puerto Rico, Curazao, Venezuela, Colombia,

Panama, Costa Rica, Honduras, Nicaragua, Guatemala, Belize and Mexico. The initial investment in ARCOS was of USD 400 million. For the year ending December 31, 2004, the ARCOS network supplied 68.2% (2003 – 57.44%) of the total telecommunication services between the countries.

AGREEMENT THE ESTABLISHMENT OF "TRANSNEXA S.A., AN ANDEAN MULTINATIONAL COMPANY"

TRANSNEXA S.A., "Andean Multinational Company" is a subsidiary of Internexa S.A. that owns 50% of the capital and the Ecuadorian Company, TRANSELECTRIC owns the other 50%. The Company started its commercial operation in June of 2003. During 2004, the subsidiary Internexa, supported the operations of the new Company with approximately US$ 49,647 by means of capital contributions, contributions of property and loans.

Agreement for the use of infrastructure– Joint project between Internexa S.A. E.S.P., Empresa de Telecomunicaciones de Bogota S.A. E.S.P. and ORBITEL S.A. E.S.P.

On January 7, 2003, the subsidiary Internexa S.A. E.S.P. signed an agreement for the use of infrastructure with Empresa de Telecomunicaciones de Bogota S.A. E.S.P. and ORBITEL S.A. E.S.P. The object of this agreement is to construct, equip and commission a fiber optic ring to the Caribbean Coast, for the joint use, operation, and maintenance of the three companies, which will determine the basis for free commercial use. With the money contributed for the use of this additional capacity, it was decided to create rotatory fund RCA. This fund is to be used for maintenance in the event that an occurrence takes place which would constitute "Force Majeure".

Service Carrier Agreement between Internexa S.A.. E.S.P. and ETB

On December 2, 1998, Internexa executed an agreement to offer fiber optic connection services, under a plan of national carrier rights. The term of this agreement is for a fifteen year period of use. The services will be provided by Internexa by means delivering to ETB a band or optical channel with a maximum capacity of 2.5 Gbps or in capacities of STM1 configured in a physical fiber optic ring that connects Bogota, Medellin and Cali.

Contract for leasing the Cartagena – Riohacha stations for the ARCOS project

On June 16, 2004, Internexa executed a Rental Contract with New Network of Colombia Ltda. In this contract, Internexa is committed to lease space in their Cartagena and Riohacha facilities for a period of 25 years.

INFRASTRUCTURE LEASING OBLIGATIONS

The leasing obligations of the subsidiary, Flycom, and Internexa, are guaranteed with the license for use of the radio wave frequency and the establishment of the radio network.

On March 22, 2002, Flycom signed contract of International Suleasing to rent network telecommunication services, and other equipment, for a term of 12 years.

The total value of the leasing contract exceeds the sum of US$ 2,753,863. According to the contract terms, the Subsidiary must make payment of rent for a term of seven years, with a two year grace period for amortization of capital. The net present value of rent, pending payments, at December 31, 2003, amounting US$2,519,797.

On September 12, 2003, the subsidiary signed a leasing contract for Ps2,213 with Leasing Colombia, for the rent of a network telecommunications and other equipment, for a 12 year term , with two year grace period. The first installment on capital will become due and payable in March of 2006.

On December 30, 2004, the subsidiary signed a leasing contract for Ps2,090 with leasing de Crédito, for a 12 year term , with two year grace period.

Rental amounts for this Lease will vary every six months according to the behavior of the interest rate. This lease is classified as an operating leasing. The net present value of rent, pending payments, at December 31, 2003, *reaching* Ps2,213.

19.3 GUARANTEES

a) At the close of year 2004, ISA had outstanding Bank guarantees, for its subsidiaries ISA Peru, REP and ISA Bolivia. These guarantees were issued so that the subsidiaries could acquire loans in their own names in order to support their concession bids. In year 2004, ISA guaranteed the capital leasing operation of Flycom Comunicaciones S.A. ESP. The amount of the capital leasing operation which was guaranteed, was in the amount of Ps2,476. This amount corresponds to 75.04% of the total capital leasing operation. This guarantee will continue until September 17, 2013.

All of these guarantees, besides having the approval of the Board of Directors, obtained the backing and support of the National Planning Department and have received a Resolution of Authorization from the Ministry of Finance and Public Credit of Colombia. As of December 31, 2004, the total amount of the issued guarantees was US$39,178,831.

Subsidiary	Beneficiary of the guarantee	Amount (US$)	Commission (Colombian entity)	Annual commission (%)	Correspondent Bank	Annual correspondent commission (%)	Initial Date	Due Date	Objective
ISA PERU	CITIBANK PERU	852,973	Corfivalle	1.80%	UBS AG (Stamford)	1.50%	29/8/03	29/8/04	Compliance with debt service of IFC and FMO credit
ISA BOLIVIA	Superintendencia de Electricidad de Bolivia	2,226,737	Bancolombia	1.75%	Banco de Credito de Bolivia	0.63%	29/7/03	31/8/05	Compliance with the license contract for lines of transmission Santivañez-Sucre, Sucre-Punutuma, Carrasco-Urubo
REP	Banco Continental	914,250	Bancolombia	1.50%	Banco de Credito del Peru	1.25%	3/12/03	2/6/04	Compliance with quarterly payment of debts with Banco Continental and Banco de Credito del Peru

Additionally, in the bid proposal, and its award by UPME 01 and 02 projects of 2003, the following guarantees were issued in Colombia:

Subsidiary	Beneficiary of the guarantee	Amount (US$)	Commission (Colombian entity)	Annual commission (%)	Due date	Objective
ISA (UPME 1)	UPME	13,720,000	Bancolombia	2.50%	Oct-07	Compliance guarantee UPME 1
ISA (UPME 2)	UPME	21,660,000	BBVA	2.50%	Oct-07	Compliance guarantee UPME 2

b. Guarantee of payment of the contract signed between ISA-Bolivia and Siemens, in the amount of US$ 22.5 million, for the construction of assets that are part of the concession contract in Bolivia. The subsidiary, Transelca, gave a promissory note guaranteeing 99.9% of the value of the contract. This guarantee is accompanied by the Agreement of Shareholders of ISA-Bolivia, Transelca, ISA, and INTERNEXA, where they are committed to assume the payment obligation, in accordance with their participation percentage in the Company, in the event that guarantee is required.

c. The assets of Substation New Barranquilla of the subsidiary, Transelca, are pledged as a nonpossessory guarantee of credit, in accordance to the contract granted by the Company in favor of FEN, in the amount of Ps36,802 (US$15.4 million) (2003 -Ps42,784 (US$ 15.5 million)).

19.4 AGREEMENT FOR LEGAL STABILITY OF ISA PERU

On March 29, 2001, the subsidiary signed a legal stability agreement with the Peruvian government in the context of Decrees 662 and 757 and Law 27342. The agreement comes into force at the same time as the concession, and continues throughout the life of same.

In this agreement the subsidiary agrees:

- To issue shares to investors for US$14,770,113 against receipt of contributions which should have been made by April 29, 2001.
- To ensure that investor contributions are channeled through the financial system and that capital contributions are used to expand production capacity.

While this agreement remains in force, the Peruvian State guarantees the Company legal stability in the following terms:

- Stability of tax regime for income tax, under the conditions in force at the time of signature of the agreement.
- Stability of regimes for contracting employees,using those in force at the time of signature of the agreement.

19.5 AGREEMENT FOR LEGAL STABILITY OF REP

On July 26, 2002, the subsidiary signed a legal stability agreement with the Peruvian government in the context of Decrees 662 and 757 and Law 27342. The agreement comes into force at the same time as the concession, and continues throughout the life of same.

In this agreement the subsidiary agrees:

- To issue shares to investors for US$20,000,000 against receipt of contributions which should have been made by September 2, 2001.
- To ensure that investor contributions are channeled through the financial system and that capital contributions are used to expand production capacity.

While this agreement remains in force, the Peruvian State guarantees the Company legal stability in the following terms:

- Stability of tax regime for income tax, under the conditions in force at the time of signature of the agreement.
- Stability of regimes for contracting employees,using those in force at the time of signature of the agreement.

19.6 DELEGATED ADMINISTRATION FOR THE COMMERCIAL SETTLEMENT SYSTEM

CREG Resolution 24/95 made ISA responsible for the functions of Management of the Commercial Settlement System (ASIC). ISA had to record long-term power contracts, liquidate, invoice, collect and pay electricity exchange transactions between generators and sellers; maintain information systems and software; and arrange financial guarantees and the application of procedures to limit supplies.

As remuneration for these activities the Parent bills the wholesale market generators and sellers as regulated by the commission. Resolution 116 of December 18, 2003 sets Regulated Revenues for services provided by the CND, ASIC and LAC for 2004. The parent company is not responsible for the credit risk in exchange transactions.

NOTE 20: OPERATING INCOME

The Company provides services to the Electricity Transmission Network, connection to the National Grid, planning, coordination and dispatch and operation and administration of the SIC and the STN specialized technical services, special studies and management of projects to the following clients:

		2003	2004
EPM	Ps	97,248	90,599
CODENSA		96,082	90,766
ELECTRICARIBE		74,013	70,310
ELECTROCOSTA		64,157	58,791
OTHER		676,877	762,115
Total Operating Income	**Ps**	**1,008,377**	**1,072,581**

DELEGATION OF MANAGEMENT OF THE STN

CREG Resolution 1/94 required ISA to liquidate and manage the accounts for the use of the STN. ISA performs two basic functions: (1) Determination of the regulated income of transmission companies, being the basis of charges payable by sellers and generators for the use of the grid; and (2) Management of the accounts generated by (1).

CREG Resolution 61/2000 required ISA to calculate compensation due to service quality shortfalls in the STN.

REP CONCESSION CONTRACT

On September 5, 2002, the subsidiary, REP executed with the Peruvian Government, through the Ministry of Energy and Mines, a Contract of Concession of the Systems of Electrical Transmission with the State. This contract establishes that the system of electrical transmission given in the concession will be annually remunerated through Guaranteed Annual Remuneration (RAG). The same one that is initially fixed to US$ 58.6 million. The guaranteed annual remuneration will have validity for the period of use of the concession and will annually be readjusted according to the variation in the "Finished Good Less Food and Energy". The Peruvian Government through the Ministry of Energy and Mines guarantees that the Supervisor of the Concession (OSINERG) and/or whoever happens to be in this function will establish necessary the tariff mechanisms and the corresponding values to assure that the RAG of the subsidiary is completely paid every year.

In Peru the Electrical sector is governed by the Law of Electrical Concessions, Legal Decree No. 25844, promulgated on November 19,1992, and Supreme Decree No. 009-93-EM, promulgated on February 19,1993; as modified and amended. In accordance with this Law, the operation of the power stations and transmission systems are subject to the jurisdiction of the Committee for the Economic Operation of the National Interconnected System –COES-SINAC. This Committee is charged with the responsibility of coordinating the operation of the national grid, to insure minimum costs, while guaranteeing security and the supply of electrical energy and to use the available power resources to their best advantage. The COES-SINAC regulates the transfer prices of power and energy between the generators, as well as, the compensation to the incumbent holders of the transmission systems.

CONCESSION CONTRACT OF ISA PERU

On February 16, 2001, the Parent Company was awarded the International Public Bidding Process for the Awarding to the Private Sector of the concession of Electric Line Oroya - Carhuamayo – Paragsha – Derivation Antamina and Aguaytía Pucallpa (the project). On April 26, 2001, the subsidiary subscribed with the Peruvian Government, through the Ministry of Energy and Mines, a Concession Contract to provide goods and services by designing, constructing and operating the electric lines of communication and the

service of transmission of electricity for a term of 32 years. As of this date, the activity of the subsidiary has formally begun, and the terms for the design and the construction of the facilities, which correspond to the transmission of electricity, have been completed. During the term of the Contract, the subsidiary will be the owner of the facilities and will be able to use the facilities of the concession for the benefit of the transmission of electric service.

INVESTMENT CONTRACT OF ISA PERU

On November 19, 2001, ISA Peru signed an investment contract with the Ministry of Mines and Energy and the Foreign Investment and Technology Commission CONITE, in order to gain the benefits of Decree 818 and subsequent regulations with regard to project investments. Under the Contract the subsidiary undertakes to make investments totaling US$51.8 million over a two year period from April 26, 2001. To date, the investment has been completed in its totality.

NOTE 21: OPERATING COSTS

Operating costs for the years ended on December 31, were as follows:

		2003	2004
Cost of sales	Ps	53 723	13,385
Payroll		75,489	84,773
Fees		2,665	3,553
Contributions and taxes		50,294	67,256
Transport and Communications		5,197	15,415
Rent		5,112	4,682
Insurance		16,897	15,684
Services		13,364	13,538
Materials and maintenance		27,485	47,726
Advertising		2,748	4,731
Usufruct – fibers optics		1,994	-
General expenditures		6,766	15,795
Total		**261,734**	**286,538**
Provisions		332	-
Depreciation		121,871	127,713
Amortization		33,519	30,969
Transfers		2,391	2,131
		158,113	**153,477**
Total operating costs	Ps	**419,847**	**447,351**

NOTE 22: ADMINISTRATIVE EXPENSES

Expenses for the years ended December 31, include:

		2003	2004
Cost of sales	Ps	-	1,966
Payroll		50,528	56,246
Fees		975	5,297
Contributions and taxes		11,681	8,445
Rent		2,567	3,108

		976	603
Insurance			
Services		3,878	8,112
Materials and maintenance		3,290	2,187
Usufruct – fibers optics		486	513
Advertising		855	-
General expenditures		13,720	14,219
Total		**88,956**	**100,696**
		65,835	20,555
Provisions			
Depreciation		2,208	4,235
Amortization		2,872	2,950
		70,915	27,740
Total administrative expenses	**Ps**	**159,871**	**128,436**

NOTE 23: NON-OPERATING INCOME (EXPENSES)

Non-operating income (expenses) for the years ended on December 31, follow:

		2003	2004
Financial income:			
Interest:			
On overdue receivables	Ps	12,412	10,247
On other loans		2,266	4,855
Yields on monetary adjustments		4,086	2,678
Valuations of investments		1,567	3,733
Commercial discounts		1,082	711
General expenditures		2,536	117
		23,949	**22,341**
Exchange difference:			
Assets		2,632	12,366
Foreign investments		12,299	-
Accounts payable		1,334	-
Other income		133	7,969
Loans		14,669	79,343
		31,067	**99,678**
Total financial income	**Ps**	**55,016**	**122,019**
Extraordinary income:			
Indemnities		4,736	7,372
Recoveries		11,979	6,345
Interadministrative agreement – Internexa		1,052	-
Income from prior periods		3,426	8,712
Other		11,052	6,385
Total Extraordinary Income		**32,245**	**28,814**
Total Non-operating income	**Ps**	**87,261**	**150,833**

Non operating expenses for the years ended on December 31, follow:

		2003	2004
Non-operating financial expenses:			
Interest and commissions:			
Loans	Ps	117,535	88,005
Interest and commissions on bonds		74,578	100,733
Hedging Operations		26,174	-
Other obligations		2,226	1,357
Administration of issuance of bonds		6,659	8,626

Loss on valuation and sale of investments		638	1,656
General expenditures		2,031	9,661
		229,841	**210,038**
Exchange Difference:			
Assets		7,729	9,006
Investments		-	28,615
Accounts payable		576	16,297
Loans		48,211	87,562
		56,516	**141,480**
Total financial expenses	**Ps**	**286,357**	**351,518**
Other expenses:			
Losses (towers sabotaged) (1)		11,376	13,981
Losses from retirement of assets		172	1,056
Other		-	1,927
Total extraordinary expenses		**11,548**	**16,964**
Interadministrative Cost Sharing Agreement		2,965	-
Adjustments, prior periods (2)		28,683	28,738
Total other expenses		**43,196**	**45,702**
Total non-operating expenses	**Ps**	**329,553**	**397,220**

(1) During years 2003 and 2004, the company was affected by terrorist attacks on its electrical infrastructure, which necessitated extra expenses in order to repair the infrastructure.

(2) For year 2004, this includes Ps12,536, which is equivalent to 40% of the highest amount of the difference of taxes contested for year 2002 (se note 16.2)

NOTE 24: FINANCIAL INDICATORS

Some financial indicators at December 31 are as follows:

	2003	2004
RETURN ON ASSETS	11.98%	10.70%
RETURN ON EQUITY	3.55%	5.64%
EBITDA (interest)	3.12	3.71
EBITDA (debt)	0.34	0.37
OPERATING MARGIN	42.51%	46.32%
DEBT MARGIN	50.28%	46.52%

NOTE 26: SUBSEQUENT EVENTS

The following event happened alter the closing of the consolidated financial statements, as of December 31, 2004:

In the Board of Directors meetings of REP and ISA Peru, which were held on September 3 and 22, 2004, respectively, it was decided that the subsidiaries will keep their books of account for operations in U.S. dollars, commencing from January 1, 2005. This decision has been communicated to the regulatory bodies and financial institutions; as provided for in the established Peruvian norms relating to this matter.

INTERCONEXION ELECTRICA S.A. E.S.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

REFERENCES

ACOLGEN:	Asociacion Colombiana de Generadores, the generators´ association
AOM:	Administration, Operation and Maintenance Expenses
ASIC:	Administration of SIC (see below)
IDB	Inter-American Development Bank
BCP:	Public Credit Bank
CAN:	Andean Community of Nations
CGN:	Colombian General Accounting Office
CND:	National Dispatch Center
PS:	Colombian pesos
CONASEV:	Peruvian Securities Commission
CRD:	Regional Dispatch Center
CREG:	Energy and Gas Regulatory Commission
DIAN:	Tax and Customs Directorate
ETECEN:	Empresa de Transmisión Eléctrica Centro Norte S.A.
FAZNI:	Financial Support Fund for Electrification of Interconnected Rural Areas
FAER:	Financial Support Fund for the Electrification of Interconnected Rural Areas
FOES:	Social Energy Fund
JPY:	Japanese Yen
LAC:	Settling and Clearing of Accounts
MEM:	Wholesale Energy Market
PEN:	Nuevos soles
RAG:	Guaranteed Annual Remuneration
SAC:	South American Crossing
SIC:	Commercial Settlement System
STE:	Energy Carrier Services
STN:	National Transmission System
UAV:	Unit of Account
UPME:	Mining and Energy Planning Unit
US$:	Dollar
REP:	Red de Energia del Peru

REFERENCES

ACOLGEN:	Asociacion Colombiana de Generadores, the generators´ association
AOM:	Administration, Operation and Maintenance Expenses
ASIC:	Administration of SIC (see below)
IDB	Inter-American Development Bank
BCP:	Public Credit Bank
CAN:	Andean Community of Nations
CGN:	Colombian General Accounting Office
CND:	National Dispatch Center
PS:	Colombian pesos
CONASEV:	Peruvian Securities Commission
CRD:	Regional Dispatch Center
CREG:	Energy and Gas Regulatory Commission
DIAN:	Tax and Customs Directorate
ETECEN:	Empresa de Transmisión Eléctrica Centro Norte S.A.
FAZNI:	Financial Support Fund for Electrification of Interconnected Rural Areas
FAER:	Financial Support Fund for the Electrification of Interconnected Rural Areas
FOES:	Social Energy Fund
JPY:	Japanese Yen
LAC:	Settling and Clearing of Accounts
MEM:	Wholesale Energy Market
PEN:	Nuevos soles
RAG:	Guaranteed Annual Remuneration
SAC:	South American Crossing
SIC:	Commercial Settlement System
STE:	Energy Carrier Services
STN:	National Transmission System
UAV:	Unit of Account
UPME:	Mining and Energy Planning Unit
US$:	Dollar
REP:	Red de Energia del Peru